Filed Pursuant to Rule 253(g)(2)

File No. 024-10730

Cottonwood Multifamily Opportunity Fund, Inc.

Maximum Offering of up to $32,686,418 in Shares of Common Stock

Cottonwood Multifamily Opportunity Fund, Inc. (“we,” “our” or “us”) is a recently organized Maryland corporation that may, in our board of directors’ sole discretion, elect to qualify as a real estate investment trust but is not required to do so. We expect to use substantially all of the proceeds from this offering to primarily (i) invest in multifamily construction and development projects located throughout the United States and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. We have formed Cottonwood Multifamily Opportunity Fund O.P., LP, a Delaware limited partnership, to hold our assets (referred to as our “operating partnership”). We are the limited partner and the sole member of the general partner of our operating partnership. We expect that our operating partnership will enter into one or more joint ventures with Cottonwood Residential O.P., LP (each, a “Cottonwood Joint Venture” and collectively, the “Cottonwood Joint Ventures”) through which we will make our investments. The Cottonwood Joint Ventures, may in turn enter into joint ventures with third party developers or a developer affiliated with our sponsor (an “Affiliated Developer”), which we refer to as the development joint ventures. Cottonwood Residential O.P., LP, a Delaware limited partnership, is the operating partnership of Cottonwood Residential II, Inc., a Maryland corporation, which expects to qualify as a real estate investment trust. We expect to enter into development joint ventures through Cottonwood Joint Ventures and may only enter into development joint ventures outside of a Cottonwood Joint Venture if Cottonwood Residential O.P., LP does not want to participate in such investment. As of the date of this offering circular we had entered into one Cottonwood Joint Venture.

We commenced this offering on November 27, 2017, upon qualification of this offering by the SEC. As of November 14, 2018, we have sold $17,313,582 in shares of our common stock. We are currently offering $32,686,418 in shares of our common stock at $10.00 per share, which represents the value of shares available to be offered as of November 14, 2018 out of the rolling 12-month maximum offering amount of $50 million in our common shares. Our board of directors may determine that we will offer our shares at their estimated value per share (which shall be our net asset value per share) as determined by our board of directors. The managing broker-dealer, Orchard Securities, LLC, is not required to sell any specific number or dollar amount of shares. The shares are being offered by our managing broker-dealer on a “best-efforts maximum” basis. The minimum permitted purchase is generally $10,000. We expect to offer shares in this offering until we have sold the maximum amount qualified for sale. We may terminate this offering at any time.

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act. In preparing this offering circular, we have elected to comply with the applicable disclosure requirements of Form S-11 under the Securities Act.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov. We are not an investment company. Investors in our company will not have the protections provided under the Investment Company Act of 1940.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 to read about risks you should consider before buying shares of our common stock. The risks include the following:

•

We depend on our board of directors and officers to select our investments and conduct our operations and this offering. Our board of directors and officers are also directors and officers of Cottonwood Residential II, Inc., the general partner of Cottonwood Residential O.P., LP. Our directors and officers are subject to conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our board’s compensation arrangements with us and other affiliates.

•

As of the date of this offering circular, no public market exists for our shares, and we are not required to effectuate a liquidity event until June 30, 2025 (unless sooner dissolved or terminated by our board of directors, otherwise extended or a listing occurs). If you are able to sell your shares through secondary market purchases or otherwise, you would likely have to sell them at a substantial discount from their offering price.

•

We have a limited operating history and only one investment in a Cottonwood Joint Venture. The prior performance of our board of directors and officers and its affiliated entities may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.

•	We are a blind pool because, except as a described in a supplement to this offering circular, we have not identified any investments to make with the proceeds from this offering.

•

Our board of directors and officers may sponsor other companies that compete with us, and our board does not have an exclusive management arrangement with us; however, our board has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.

•

If we raise substantially less than the maximum offering amount, we may not be able to invest in a diverse portfolio of multifamily construction and development projects and multifamily development-related assets, including making mezzanine loans to or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects, and the value of your investment may vary more widely with the performance of certain assets.

•	We have not established the offering price on an independent basis and it bears no relationship to the value of our assets.

•	We will use leverage to invest directly or indirectly in multifamily construction and development projects and multifamily development-related assets which will increase your investment risk.

•	Our investments in multifamily development-related assets will be subject to the risks typically associated with real estate.

•	The mezzanine loans in which we intend to invest would involve greater risks of loss than loans secured by a first deed of trust or mortgage on property.

•	We may invest in the preferred equity of other entities, the management of which may adversely affect our business.

•

Our charter permits us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily construction and development projects and multifamily development-related assets.

•	We may or may not elect to be taxed as a REIT, with differing tax consequences to us and our shareholders.

•

If we elect to be taxed as a REIT and subsequently fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our shares could materially decrease.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

	Price to Investor	Selling Commissions, Managing Broker- Dealer Fee(1)(2)(3)	Selling Commissions, Managing Broker- Dealer Fee Paid by our Sponsor(1)(2)(3)	Net Proceeds(1)
Per Share	$10.00	$0.90	$(0.90)	$10.00

Total Maximum	$32,686,418	$2,941,777	$(2,941,777)	$32,686,418

(1)

Cottonwood Capital Property Management II, LLC is responsible for paying the selling commissions, managing broker-dealer fee and organizational and offering expenses on our behalf. We will not use any of our offering proceeds to pay such expenses. For more details see the Three-Party Agreement in Exhibit 6.6, which is filed as an exhibit to the offering statement of which this offering circular forms a part. The managing broker-dealer fee includes compensation for acting as the managing broker-dealer and for expenses incurred in connection with marketing our shares and wholesaler compensation. The managing broker-dealer may re-allow some or all of the managing broker-dealer fee to the soliciting dealers.

(2)

Cottonwood Capital Property Management II, LLC is responsible for paying organizational and offering expenses on our behalf. We anticipate that the organization and offering expenses will be approximately $326,864 if the maximum offering amount is sold (approximately 1% of the maximum offering amount).

(3)	For more information regarding selling commissions and the fees paid to the managing broker-dealer, please see “Plan of Distribution.”

The date of this offering circular is December 17, 2018.

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as this offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC. Periodically, as we make material investments or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports, current event reports and other reports and information statements that we will file periodically with the SEC.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Our board of directors and officers and those selling shares on our behalf in this offering will be permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the stockholder regarding the stockholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

i

INVESTMENT CRITERIA

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, the shares of our common stock are being offered and sold only to “qualified purchasers” as defined in Regulation A. In order to be a “qualified purchaser,” a purchaser of shares must satisfy one of the following:

(1)	You are an accredited investor. An “accredited investor” is:

(a)	If a natural person, a person that has:

i.	an individual net worth, or joint net worth with his or her spouse, that exceeds $1,000,000, excluding the value of the primary residence of such natural person (as described below); or

ii.

individual income in excess of $200,000, or joint income with his or her spouse in excess of $300,000, in each of the two most recent years and has a reasonable expectation of reaching the same income level in the current year.

(b)	If not a natural person, one of the following:

i.

a corporation, an organization described in Code Section 501(c)(3), a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring shares, with total assets in excess of $5,000,000;

ii.

a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in a share;

iii.	a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

iv.	an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

v.	a business development company (as defined in Section 2(a)(48) of the Investment Company Act);

vi.	a Small Business Investment Company licensed by the United States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

vii.

an employee benefit plan within the meaning of ERISA, if the investment decision is made by a plan fiduciary (as defined in Section 3(21) of ERISA), which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors;

viii.	a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended);

ix.

a bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity; or

x.	an entity in which all of the equity owners are accredited investors.

(c)

In addition, the SEC has issued certain no-action letters and interpretations in which it deemed certain trusts to be accredited investors, such as trusts where the trustee is a bank as defined in Section 3(a)(2) of the Securities Act and revocable grantor trusts established by individuals who meet the requirements of clause (1)(a)(i) or (1)(a)(ii) of this section. However, these no-action letters and interpretations are very fact specific and should not be relied upon without close consideration of your unique facts; or

(2)	If you are not an accredited investor, the investment in the shares is not more than 10% of the greater of:

(a)	If you are a natural person:

i.	your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence (as described below); or

ii.

your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year.

(b)	If you are not a natural person,

i.	your revenue, as of your most recently completed fiscal year end; or

ii.	your net assets, as of your most recently completed fiscal year end.

For purposes of this definition, “net worth” means the excess of total assets at fair market value over total liabilities, except that the value of the principal residence owned by a natural person will be excluded for purposes of determining such natural person’s net worth. In addition, for purposes of this definition, the related amount of indebtedness secured by the primary residence up to the primary residence’s fair market value may also be excluded, except in the event such indebtedness increased in the 60 days preceding the purchase of our common stock and was unrelated to the acquisition of the primary residence, then the amount of the increase must be included as a liability in the net worth calculation. Moreover, indebtedness secured by the primary residence in excess of the fair market value of such residence should be considered a liability and deducted from the natural person’s net worth.

The managing broker-dealer, those selling shares on our behalf, and soliciting dealers and registered investment advisors recommending the purchase of shares in this offering must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution—Suitability” for a detailed discussion of the determinations regarding suitability that we require.

SUMMARY OF THE OFFERING

Cottonwood Multifamily Opportunity Fund, Inc.

We were formed as a Maryland corporation on May 31, 2016, to primarily (i) invest directly or indirectly in multifamily construction and development projects located throughout the United States; and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

We may, in our board of directors’ sole discretion, elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”), but we are not required to do so.

Our office is located at 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121, and our main telephone number is (801) 278-0700.

Investment Objectives

Our investment objectives are to:

•	preserve, protect and return invested capital;

•	pay attractive cash distributions to stockholders from our investments or upon stabilization of our properties; and

•	realize capital appreciation upon the sale of our investments over the long term.

Our board of directors may revise our investment policies, which we describe in more detail below, without the approval of our stockholders.

Investment Strategy

We will use the proceeds of this offering to (i) invest directly or indirectly in multifamily construction and development projects and multifamily development-related assets located throughout the United States; and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. Specifically, we may enter into joint ventures or other agreements with established developers and/or operators, including Affiliated Developers, to develop, own, operate, finance and manage multifamily construction and development projects and multifamily development-related assets located throughout the United States. We intend to refinance the stabilized multifamily construction and development projects that result from such projects with a permanent loan approximately one to two years after stabilization. We intend to do all of our investing through our operating partnership and anticipate that all or substantially all of our investments will be made through our joint ventures with Cottonwood Residential O.P., LP, which we refer to as the Cottonwood Joint Ventures, which may in turn enter into joint ventures with third party developers or Affiliated Developers, which we refer to as the development joint ventures. Cottonwood Residential O.P., LP generally will own at least a 10% interest in each joint venture, but its ownership may vary on a joint venture by joint venture basis in its sole discretion. In the event that Cottonwood Residential O.P., LP declines to participate in an investment that our board of directors has approved, we may invest in the development joint venture directly. As of the date of this offering circular we have entered into one Cottonwood Joint Venture.

For our development investments we intend to partner with a broad network of best-in-class operators, joint venture partners and property and construction management teams who can provide a competitive edge for deal sourcing, efficient management and local market knowledge. We intend to partner with established builders, developers and operators who understand the complexities of multifamily development and have specialized experience in site selection, architecture and design, zoning and planning approvals, construction management and tenant build-out. This roster of partners can help improve strategy execution and mitigate risk. Working in partnership with our development partners, we intend to take advantage of our understanding of pricing and market dynamics gained through our experience as an active investor in Class A multifamily construction and development projects. This focused market and sector knowledge should enable us to understand and execute quickly and capably on exit or recapitalization opportunities.

We anticipate that our ultimate portfolio will be comprised primarily of (i) Class A multifamily construction and development projects and/or (ii) mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

We will seek to develop and actively manage income-producing properties, with the objective of providing a stable and secure source of income for our stockholders and maximizing potential returns upon disposition of our assets through capital appreciation. We will primarily target projects that are located in major metropolitan areas in the western, southwestern and southeastern regions of the United States that have, in the opinion of the board of directors, attractive investment dynamics for developers and property owners. During the lease-up period and/or after stabilization, we, or the Cottonwood Joint Ventures, may engage Cottonwood Capital Property Management II, LLC to manage our multifamily construction and development projects and provide leasing and other related services. Alternatively, a third-party developer or an Affiliated Developer may manage the multifamily construction and development projects and provide leasing and other related services. We generally view these communities as long term opportunities and expect to hold them over the term of the fund, but we will be opportunistic in determining when to sell such community.

We may also make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. We anticipate that the mezzanine loans may have no security, may be directly or indirectly secured by the applicable multifamily construction and development project or may be structured so that we or the Cottonwood Joint Ventures have the right to foreclose on the ownership interests in the entity to which we are making the mezzanine loan. We anticipate that we will not have significant voting rights with respect to an entity in which we make a preferred equity investment and will have payment positions similar to subordinated debt.

Investment Committee

We have established an investment committee that analyzes and approves any investment to be made by us. The investment committee has three committee members and, as of the date of this offering circular, is comprised of Daniel Shaeffer, Chad Christensen and Gregg Christensen. The investment committee may request information from third parties in making its recommendations. The investment committee may be expanded or changed by our board of directors without stockholder approval.

Properties

Investments in Multifamily Construction and Development Projects

It is anticipated that we will make our investments in multifamily construction and development projects, as described above, through our Cottonwood Joint Ventures which in turn may enter into joint ventures or other agreements with third party developers or Affiliated Developers. The development joint ventures will, as applicable, acquire the land, seek entitlements and permits, and manage the construction or development process. We may also enter into contribution agreements whereby an investor in a real estate construction or development project desires to exchange its interest in the project for limited partner units in our operating partnership. If this occurs, we will amend and restate the partnership agreement of our operating partnership. In connection with such contribution agreements, we may enter into a tax indemnification agreement with the investor to indemnify them in the event that a tax is triggered on the sale of such asset. The acquisition structure for such properties is unknown as of the date of this offering circular, but it is anticipated to be as described in “Investment Strategy” above. Cottonwood Residential O.P., LP may invest in a multifamily construction and development project and warehouse such investment until we have sufficient funds to invest in the project. In such event, Cottonwood Residential O.P., LP will transfer a portion of its interest in the project to us at a price equal to the price paid by Cottonwood Residential O.P., LP for such interest plus any acquisition and warehousing expenses. Such warehousing expenses may include any interest or other expenses incurred by Cottonwood Residential O.P., LP in acquiring and warehousing such investment.

Financing

We intend to finance the investments in our portfolio with proceeds of this offering, capital contributions from our joint venture partners and construction loans obtained from third party lenders. Approximately one to two years after any multifamily construction and development projects become stabilized, we intend to refinance the properties with a permanent loan. Alternatively, we may refinance during the pre-stabilization period in the discretion of our board of directors if the board of directors deems it to be in our best interest, or the best interest of our stockholders, to obtain such financing. Upon stabilization, the developer may require us to obtain permanent financing in certain circumstances. If the developer is an Affiliated Developer, we will grant similar rights to such affiliate with respect to our obtaining permanent financing. The construction loan will be repaid with the proceeds received from any such financing.

We may obtain a line of credit or other financing that will be secured by one or more of our assets. We intend to use the proceeds from any line of credit or financing to bridge the acquisition of, or acquire, multifamily construction and development projects, or make mezzanine loans to or preferred equity investments in entities that have been formed for the purpose of developing multifamily construction and development projects, if our board of directors determines that we require such funds to make such acquisition, loan or preferred equity investment.

Cottonwood Residential O.P., LP may, but is not obligated to, lend us money. All of the terms and conditions of such loan shall be determined by us and Cottonwood Residential O.P., LP; provided however that the interest rate on any such loan shall not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates.

Related Party Loans and Warehousing of Assets

If an investment requires capital in excess of the amount we have to fund such investment then, in order to cover the shortfall, Cottonwood Residential O.P., LP may provide us with a loan with an interest rate that will not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates, or, alternatively, Cottonwood Residential O.P., LP may close and fund an investment and warehouse such investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. Our purchase price in any such transaction will be no more than the price paid for the investment by Cottonwood Residential O.P., LP or its affiliates, plus any acquisition and warehousing expenses. Such warehousing expenses may include any interest or other expenses incurred by Cottonwood Residential O.P., LP in acquiring and warehousing such investment. We will also assume any debt related to the investment, including accrued interest. See “Plan of Operation – Related Party Loans and Warehousing of Assets”.

Operations

We anticipate actively managing our investments until June 30, 2025 (unless sooner dissolved and terminated by our board of directors, otherwise extended or a listing occurs), at which time we will commence an orderly sale of our assets. For more details regarding our liquidity strategy see “Summary of the Offering – Liquidity Strategy” below.

Investment Policy

We rely on Cottonwood Residential O.P., LP to identify suitable investments. Many investment opportunities that are suitable for us may also be suitable for Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. or other programs sponsored by such persons or their affiliates. It is the intent of Cottonwood Residential O.P., LP and us that Cottonwood Residential O.P., LP and its affiliates will allocate potential investments between entities that are sponsored by Cottonwood Residential O.P., LP and its affiliates in a manner designed to meet each entity’s investment objectives by considering the investment portfolios of each entity, the cash available for investment by each entity and diversification objectives. Cottonwood Residential O.P., LP may, but is not required to, present potential investments in multifamily development-related assets to our operating partnership.

Distribution Policy

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects. We do not intend to pay distributions during the early stages of our existence if we initially acquire multifamily construction and development projects with the proceeds from this offering. If the majority of our initial assets are construction and development projects and we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

We may also fund such distributions from the sale of assets or from the maturity, payoff or settlement of debt investments. Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. If we make distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

Borrowing Policy

We anticipate the use of moderate leverage to enhance total cash flow to our stockholders. With respect to construction loans, we will target an aggregate loan-to-cost ratio for the multifamily construction and development projects of between 65% and 75%, based on the anticipated construction and development costs of the projects; provided, however, that we may obtain construction loans that are less than or exceed such loan-to-cost ratio, with the consent of our joint venture partners as necessary, if the board of directors, with the consent of our joint venture partners as necessary, deems it to be in the best interest of our stockholders, to obtain such financing. With respect to permanent financing, we will target an aggregate loan-to-value ratio for the stabilized multifamily construction and development projects of between 50% and 70%, based on the fair market value of the multifamily construction and development project at the time that the permanent financing is obtained; provided, however, that we may obtain permanent financing that is less than or exceeds such loan-to-value ratio, with the consent of our joint venture partners as necessary. We anticipate that all construction loans for the multifamily construction and development projects will be guaranteed by our development partner. Upon stabilization, the developer may require us to obtain permanent financing in certain circumstances, and thereby remove the guarantee. All permanent financing for the stabilized multifamily construction and development projects will be non-recourse to the Cottonwood Joint Ventures, our development partner, our operating partnership and us. However, it is likely that the developer and/or at least one of the Cottonwood Joint Venture partners, which is anticipated to be Cottonwood Residential O.P., LP, but could also include us, will be required to enter into guaranties for the loans that relate to certain non-recourse carve-outs. The terms of any financing to be obtained are not known as of the date of this offering circular and we have not obtained any financing commitments for any multifamily construction and development projects.

Our Sponsor

Our sponsor is Cottonwood Capital Property Management II, LLC which was formed as a Delaware limited liability company on January 25, 2008. Cottonwood Capital Property Management II, LLC is also referred to as the “property manager” and “asset manager.” The property and asset manager have experience in operating multifamily construction and development projects. Cottonwood Capital Property Management II, LLC is headquartered in Salt Lake City, Utah.

Cottonwood Capital Property Management II, LLC is wholly owned by Cottonwood Capital Holdings, LLC, a Delaware limited liability company, which is wholly owned by Cottonwood Capital Management, Inc., a Delaware corporation. Cottonwood Capital Management, Inc. is controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen and Gregg Christensen, as of the date of this offering circular. The sole stockholder of Cottonwood Capital Management, Inc. is Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP is the operating partnership of Cottonwood Residential II, Inc. Cottonwood Residential II, Inc. is the general partner of Cottonwood Residential O.P., LP and makes all decisions on behalf of Cottonwood Residential O.P., LP. Until September 2018, Cottonwood Residential, Inc., was the sole general partner of Cottonwood Residential O.P., LP. In September 2018 Cottonwood Residential, Inc. commenced a series of transactions to restructure its organization and Cottonwood Residential II, Inc. was admitted as a general partner of Cottonwood Residential O.P., LP with all voting and control of Cottonwood Residential O.P., LP. As of September 30, 2018, Cottonwood Residential O.P., LP has an ownership interest or structured investment interest in 28 multifamily apartment communities in 11 states comprising approximately 8,296 units, which includes 702 units in three multifamily apartment communities that Cottonwood Residential O.P., LP has structured investments in, another 341 units under construction and 490 units planned for development. Cottonwood Residential O.P., LP’s property management business manages approximately 13,842 units nationwide, including those communities under ownership.

Cottonwood Residential II, Inc. is controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Phillip White, as of the date of this offering circular.

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. As of the date of this offering circular, we have three members on our board of directors, all of which are on the board of directors and are officers of Cottonwood Residential II, Inc., and therefore not independent.

Our board of directors is classified into three classes. Gregg Christensen is a Class I director, Chad Christensen is a Class II director and Daniel Shaeffer is a Class III director. Each class of directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The current board members are Daniel Shaeffer, Chad Christensen and Gregg Christensen. The current Chief Executive Officer is Daniel Shaeffer, the current Chairman of the Board and President is Chad Christensen and the current Chief Legal Officer is Gregg Christensen.

The board of directors has the right, with input from our investment committee, to make decisions regarding investments by our operating partnership. We do not have an outside advisor, and we do not plan to engage an advisor.

Capitalization of the Company

Our charter authorizes us to issue: (i) 1,000,000,000 shares of common stock, $0.01 par value per share. Our charter also authorizes the issuance of 100,000,000 shares of preferred stock. At this time, we have not issued any preferred stock.

In connection with our initial capitalization, we issued 1,000 shares of our common stock to Cottonwood Residential O.P., LP at a price of $10 per share, for aggregate proceeds of $10,000. This private issuance of shares of our common stock to Cottonwood Residential O.P., LP was separate from, and not a part of, this offering. As of September  30, 2018, we had 1,376,603 shares of our common stock issued and outstanding.

Our Operating Partnership

We will utilize a structure in which all our investments, including our interest in the Cottonwood Joint Ventures, will be owned through our operating partnership. To the extent we elect to be taxed as a REIT, this structure is commonly referred to as an “umbrella partnership real estate investment trust” or “UPREIT” structure. We are the limited partner and the sole member of the general partner of the operating partnership. For each share purchased pursuant to this offering, CW Multifamily Opportunity Fund GP, LLC will acquire one common general partner unit of the operating partnership. We believe that using this structure provides us with flexibility regarding our future acquisitions. Our operating partnership may accept contributions of property in exchange for limited partnership units in our operating partnership. If this occurs, we will amend and restate the partnership agreement of our operating partnership.

Capitalization of our Operating Partnership

As of the date of this offering circular, the operating partnership is owned entirely by us, either directly or through a wholly owned subsidiary. It is anticipated that we will make capital contributions to the operating partnership as we raise funds pursuant to this offering.

Joint Ventures with Cottonwood Residential

Our operating partnership intends to enter into one or more joint ventures with Cottonwood Residential O.P., LP, which is the operating partnership of Cottonwood Residential II, Inc. Each joint venture will be co-managed by our operating partnership and Cottonwood Residential O.P., LP which means that we will be dependent on Cottonwood Residential O.P., LP to make decisions with us regarding our investments. We (through our operating partnership) and Cottonwood Residential O.P., LP will have equal management authority with respect to the joint ventures despite unequal capital contributions and distributions. Our board of directors and officers will direct CW Multifamily Opportunity Fund GP, LLC, the general partner of our operating partnership, to direct the operating partnership’s decisions on our behalf regarding the management and operation of the joint ventures between us and Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP will generally own at least a 10% interest in each joint venture, but its ownership may vary on a joint venture by joint venture basis in its sole discretion. The capital contributions to each joint venture will initially be made approximately 90% by us and 10% by Cottonwood Residential O.P., LP.

It is anticipated that all of our investments in development joint ventures will be made through the Cottonwood Joint Ventures. Our operating partnership may invest in the development joint venture directly in the event that Cottonwood Residential O.P., LP does not want to participate in a transaction which our board of directors has approved. See “Investment Objectives and Criteria” below for a description of the approval process for all investments to be made by us.

As of the date of this offering circular, we have entered into one Cottonwood Joint Venture. See “Investment Objectives and Criteria—Sugar House Joint Venture” below for more details.

Capitalization of the Cottonwood Joint Ventures

The Cottonwood Joint Ventures will be capitalized by our operating partnership and Cottonwood Residential O.P., LP as investments in multifamily construction and development projects and multifamily development-related assets, including mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects, are ready to be made.

Distributions from the Cottonwood Joint Ventures

Where there is a third-party developer, cash from each Cottonwood Joint Venture will be distributed as follows:

(1) First, to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their accrued but undistributed 9% preferred return, until the partners have been distributed an amount equal to their accrued but undistributed 9% preferred return;

(2) Second, 100% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture until their capital contributions have been returned;

(3) Third, (i) 50% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture and (ii) 50% to Cottonwood Residential O.P., LP, until Cottonwood Residential O.P., LP has received an amount pursuant to this clause (ii) equal to 20% of the total amount distributed to the partners (our operating partnership and Cottonwood Residential O.P., LP) pursuant to item 1 above and this item 3; and

(4) Thereafter, 80% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture and 20% to Cottonwood Residential O.P., LP.

Taking into consideration the distributions from each Cottonwood Joint Venture, Cottonwood Residential O.P., LP is effectively receiving a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture which is subordinated to our receipt of a 9% preferred return. The Cottonwood Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will not be passed through to our shareholders.

Where there is an Affiliated Developer, cash from each Cottonwood Joint Venture will be distributed as follows:

(1) First, to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their accrued but undistributed 8% preferred return, until the partners have been distributed an amount equal to their accrued but undistributed 8% preferred return;

(2) Second, 100% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture until their capital contributions have been returned;

(3) Third, 25% of the excess profits of the development joint venture to the Affiliated Developer until the partners (our operating partnership and Cottonwood Residential O.P., LP) receive a 12% return on investment in proportion to their respective interest in the Cottonwood Joint Venture;

(4) Fourth, 35% of the excess profits of the development joint venture to the Affiliated Developer until the partners (our operating partnership and Cottonwood Residential O.P., LP) receive a 16% return on investment in proportion to their respective interest in the Cottonwood Joint Venture; and

(5) Thereafter, 50% of the excess profits of the development joint venture to the Affiliated Developer and 50% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture.

The following is an example of how Cash from Operations from each joint venture will be distributed. We expect that our joint venture investments in mezzanine debt and preferred equity should follow the distribution example below for “Third Party Developer”.

Joint Venture Distribution Example

Third Party Developer

	— Scenario A: Upside —
	Cottonwood Joint Venture Entity
	Total	Cottonwood Multifamily Opportunity Fund O.P., LP	Affiliate of Cottonwood Residential O.P., LP	Sponsor Affiliate
Cottonwood JV Investment	$10,000,000	$9,000,000	$1,000,000
Ownership %		90%	10%
Sponsor Promote	20,000,000
(1) Preferred Return - 9%		4,050,000	450,000	$—
(2) Return of Capital		9,000,000	1,000,000	—
(3) 50/50 until 20%		1,350,000	150,000	1,500,000
(4) 80/20 thereafter		1,800,000	200,000	500,000

Total Cottonwood JV Distribution	$20,000,000	$16,200,000	$1,800,000	$2,000,000
Share of Total Distribution	100.0%	81.0%	9.0%	10.0%

(1)	Assume 5 year hold.

	— Scenario B: Down Side —
	Cottonwood Joint Venture Entity
	Total	Cottonwood Multifamily Opportunity Fund O.P., LP	Affiliate of Cottonwood Residential O.P., LP	Sponsor Affiliate
Cottonwood JV Investment	$10,000,000	$9,000,000	$1,000,000
Ownership %		90%	10%
Sponsor Promote	13,000,000
(1) Preferred Return - 9%		4,050,000	450,000	$—
(2) Return of Capital		7,650,000	850,000	—
(3) 50/50 until 20%		—	—	—
(4) 80/20 thereafter		—	—	—

Total Cottonwood JV Distribution	$13,000,000	$11,700,000	$1,300,000	$—
Share of Total Distribution	100.0%	90.0%	10.0%	0.0%

(1)	Assume 5 year hold.

Joint Venture Distribution Example

Affiliated Developer

	— Scenario A: Upside —
		Cottonwood Joint Venture Entity
	Total	Cottonwood Multifamily Opportunity Fund O.P., LP	Affiliate of Cottonwood Residential O.P., LP	Affiliated Developer
Cottonwood JV Investment	$10,000,000	$9,000,000	$1,000,000	$—
Ownership %		90.0%	10.0%
Sponsor Promote	20,000,000
(1) Preferred Return - 8%		3,600,000	400,000
(2) Return of Capital		9,000,000	1,000,000
(3) 25% until 12%		1,800,000	200,000	666,667
(4) 35% until 16%		1,800,000	200,000	1,076,923
(5) 50/50 thereafter		115,385	12,821	128,205

Total Cottonwood JV Distribution	$20,000,000	$16,315,385	$1,812,821	$1,871,795
Share of Total Distribution	100.0%	81.6%	9.1%	9.4%

(1)	Assume 5 year hold.

	— Scenario B: Down Side —
		Cottonwood Joint Venture Entity
	Total	Cottonwood Multifamily Opportunity Fund O.P., LP	Affiliate of Cottonwood Residential O.P., LP	Affiliated Developer
Cottonwood JV Investment	$10,000,000	$9,000,000	$1,000,000	$—
Ownership %		90.0%	10.0%
Sponsor Promote	13,000,000
(1) Preferred Return - 8%		3,600,000	400,000
(2) Return of Capital		8,100,000	900,000
(3) 25% until 12%		—	—	—
(4) 35% until 16%		—	—	—
(5) 50/50 thereafter		—	—	—

Total Cottonwood JV Distribution	$13,000,000	$11,700,000	$1,300,000	$—
Share of Total Distribution	100.0%	90.0%	10.0%	0.0%

(1)	Assume 5 year hold.

Joint Ventures with Developers

Each Cottonwood Joint Venture intends to enter into one or more joint venture or other agreement with third party developers or an Affiliated Developer. The development joint ventures will generally be co-managed by the developer and the Cottonwood Joint Venture, although we expect that the developer will oversee the day to day development and management of the project. The Cottonwood Joint Venture will have the right to approve certain major decisions affecting the joint venture. The terms of the development joint venture agreement, including any major decision and approval rights, or any co-management rights, and the parties’ specific responsibilities and obligations, may vary on a joint venture by joint venture basis. Pursuant to the governing joint venture agreements, we expect that certain decisions with regard to the management of the development joint ventures will require unanimous consent between the venturers, subject to the delegation to developer of management authority relating to the implementation of particular development projects with respect to the venture’s property after we have fully reviewed and approved the terms of the development plan in question. Where there is a third-party developer (i) such developer will own at least a 5% interest in each joint venture, but its ownership may vary on a joint venture by joint venture basis as determined by the developer and the Cottonwood Joint Venture and we may allow the developer to elect to fund contributions with development fees in lieu of a cash contribution; and (ii) the capital contributions to each development joint venture will initially be made approximately 95% by the Cottonwood Joint Venture and 5% by the third-party developer. Thus the total equity needs of each development project involving a third-party developer will be provided up to 85.5% by us, at least 9.5% by Cottonwood Residential O.P., LP, and at least 5% by the third-party developer. Where an affiliate of Cottonwood Residential O.P., LP serves as the developer, up to 90% of the total equity needs of such development project will be provided by us and at least 10% of the total equity needs will be provided by Cottonwood Residential O.P., LP and/or such Affiliated Developer.

See “Investment Objectives and Criteria—Joint Ventures with Developers” below for more details.

Capitalization of the Development Joint Ventures

The development joint ventures will be capitalized by the Cottonwood Joint Venture and the developer as investments in multifamily construction and development projects and multifamily development-related assets are ready to be made. Following commencement of a project, capital contributions will be made pro rata by the partners to fund construction and development costs as such costs become due.

Distributions from the Development Joint Ventures

In exchange for managing the construction or development project, the developer will receive a developer fee and promote. The amount of the developer fee and promote will be determined on a project-by-project basis prior to entering into a joint venture agreement with the developer.

In general, we expect that the Cottonwood Joint Venture will have the option to buy out the unaffiliated third-party developer’s portion of the project at fair value within a specified period of time after stabilization. The buy-out option will be determined on a project-by-project basis prior to entering into a joint venture agreement with the developer.

Our Structure

The chart below shows the relationships among our company and various affiliates.

*

Cottonwood Residential O.P., LP generally will own at least a 10% interest in each Cottonwood Joint Venture, but its ownership may vary on a joint venture by joint venture basis in its sole discretion. If an Affiliated Developer acts as the developer in connection with a development joint venture, the investment by Cottonwood Residential O.P., LP in the related Cottonwood Joint Venture may be reduced by the corresponding investment by the Affiliated Developer in the development joint venture. Where an Affiliated Developer serves as the developer, up to 90% of the total equity needs of such development project will be provided by us and at least 10% of the total equity needs will be provided by Cottonwood Residential O.P., LP and/or such Affiliated Developer.

**

The Cottonwood Joint Ventures will primarily (i) invest directly or indirectly in multifamily construction and development projects located throughout the United States; and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. To the extent a Cottonwood Joint Venture invest in multifamily construction and development projects with third-party developers or an Affiliated Developer the specific ownership and other economic arrangements with developers will vary on a joint venture by joint venture basis, but in no circumstance will a third-party developer’s ownership be less than 5%.

REIT Status

We may elect to qualify as a REIT and to be taxed as a REIT under the Code but we are not required to do so. Our board’s decision on whether to elect to be taxed as a REIT will depend on what our board determines is in the best interest of the stockholders and will be based on a number of factors such as the makeup of our portfolio and any expected changes to the portfolio in the future, whether the benefits of making a REIT election will offset the flexibility in managing our portfolio and our ability to maintain REIT status once elected.

To qualify for REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our REIT taxable income, determined without regard for any deduction for distributions paid and excluding any net capital gain to our stockholders. If we do not elect to be taxed as a REIT or fail to maintain REIT status, we will be subject to federal income tax at regular corporate rates. Not electing REIT status could reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions.

Whether or not we elect to qualify as a REIT, the timing and amount of distributions we pay will be determined by our board of directors in its discretion and may vary from time to time. Generally, our policy will be to make distributions from cash flow from operations. However, we expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. Further, because we may receive income from interest or rents or interest at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we may declare distributions in anticipation of cash flow that we expect to receive during a later period, and we expect to pay these distributions in advance of our actual receipt of these funds. In these instances, our board of directors has the authority under our organizational documents, to the extent permitted by Maryland law, to fund distributions from sources such as borrowings, offering proceeds or advances and the deferral of fees and expense reimbursements in its sole discretion. We have not established a limit on the amount of proceeds we may use from this offering to fund distributions. If we make distributions from sources other than cash flow from operations, we will have fewer funds available for investments and your overall return on your investment in us may be reduced.

Even if we qualify as a REIT, we may still be subject to some federal, state and local income and excise taxes on a portion of our income or property. In order for us to maintain our qualification as a REIT, it may be necessary for certain services to be provided by a taxable REIT subsidiary jointly owned with Cottonwood Residential II, Inc. (“TRS”).

Terms of the Offering

We are offering up to $32,686,418 in shares of our common stock. We are offering shares at an initial price of $10.00 per share; our board of directors may determine that we will offer our shares at their estimated value per share (which shall be our net asset value per share) as determined by our board of directors. This is a “best-efforts maximum” offering, which means our managing broker-dealer and the soliciting dealers will use their best efforts to sell our shares of common stock, but are not required to sell any specific amount of our shares of common stock. We are limiting our sales in the state of Texas to no more than $10,000,000 in shares of common stock and in the state of Washington to no more than $5,000,000 in shares of common stock.

Our shares will not be listed for trading on any securities exchange or over-the-counter market at the time you purchase the shares. It is unlikely that any public market for the shares will develop. You should expect to hold your shares for an extended period of time.

Summary Risk Factors

An investment in shares of our common stock involves significant risks, including those described below.

•

All of our executive officers, our directors and the key real estate and debt finance professionals we retain face conflicts of interest related to their positions and/or interests in Cottonwood Residential O.P., LP and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

•

The fees we pay to affiliates in connection with the management of our assets and investments were determined without the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

•

Because no public trading market for your shares exists as of the date of this offering circular, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the offering price.

•

Because our stockholders will not have the opportunity to evaluate any investments we may make with the proceeds from this offering before we make them, we are considered to be primarily a blind pool. We may make investments with which our stockholders do not agree.

•

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to make distributions than if we had a diversified investment portfolio.

•	We have no operating history and we may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

•	We may change our targeted investments without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay.

•

Our ability to successfully conduct our offering is dependent, in part, on the ability of the managing broker-dealer to hire and retain key employees and to successfully establish, operate and maintain a network of broker-dealers.

•

We will not be diversified with respect to the class of assets that we own. We expect our property portfolio to be comprised primarily of multifamily construction and development projects and multifamily development-related assets located throughout the United States. As a result, we will be subject to risks inherent in investments in such types of property. Because our investments are primarily in the residential sector, the potential effects on our revenue and profits resulting from a downturn or slowdown in the residential sector could be more pronounced than if we had more fully diversified our investments.

•

Our investments in multifamily development-related assets, including mezzanine loans or preferred equity investments in entities that have been formed for the purpose of developing multifamily construction and development projects, will be subject to the risks typically associated with real estate.

•	The mezzanine loans in which we intend to invest would involve greater risks of loss than loans secured by a first deed of trust or mortgage on property.

•	We may invest in the preferred equity of other entities, the management of which may adversely affect our business.

•	We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment.

•	We have broad authority regarding whether to elect to be taxed as a REIT or a regular C corporation, with differing tax consequences to us and our stockholders.

•

If we do not qualify as a REIT (either because we choose not to elect to be taxed as a REIT or because we failed to so qualify after having made a REIT election), this would reduce our net earnings available for investment or distribution and would adversely affect the timing, amount, and character of distributions to stockholders.

•

The amount and timing of distributions we may make is uncertain. Our distributions may be paid from sources such as borrowings, offering proceeds or advances and the deferral of fees and expense reimbursements. We have not established a limit on the amount of proceeds from this offering that we may use to fund distributions. Distributions from sources other than our cash flow from operations would reduce the funds available to us for investments in multifamily construction and development projects and multifamily development-related assets, which could reduce your overall return. In any event, to the extent we elect to be taxed as a REIT, we intend to make annual distributions as required to comply with the REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

Compensation to Cottonwood Capital Property Management II, LLC and Its Affiliates

Cottonwood Capital Property Management II, LLC and its affiliates receive compensation for services related to this offering and for the acquisition, management and disposition of our assets, subject to review and approval of our board of directors. Although Cottonwood Capital Property Management II, LLC is not as of the date of this offering circular affiliated with a developer, Cottonwood Capital Property Management II, LLC or its affiliates may create, or acquire an interest in, a developer in the future.

(1) Managing Broker-Dealer Fee – Cottonwood Capital Property Management II, LLC will pay our managing broker-dealer a managing broker-dealer fee of up to 3% of the gross offering proceeds. Our managing broker-dealer will re-allow 1.25% of the managing broker-dealer fee, as a wholesale commission, to certain wholesalers that may be employees of Cottonwood Residential Inc. or Cottonwood Residential O.P., LP.

(2) Sales commissions – Cottonwood Capital Property Management II, LLC will pay our managing broker-dealer sales commissions of up to 6% of the gross offering proceeds. Our managing broker-dealer may re-allow such sales commissions to certain employees of Cottonwood Residential Inc. or Cottonwood Residential O.P., LP who sell shares of our common stock.

(3) Property Management Fee – Following the stabilization of a project, Cottonwood Capital Property Management II, LLC may receive a property management fee in an amount up to 3.5% of the annual gross revenues of our multifamily construction and development projects it manages.

(4) Lease-up Fee – During the development of a project, Cottonwood Capital Property Management II, LLC may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

(5) Development Fee – Cottonwood Capital Property Management II, LLC, or an affiliate, may receive, for services provided in developing a property, a fee in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

(6) General Contractor Fee – Cottonwood Capital Property Management II, LLC, or an affiliate, may receive, for general contracting services provided, a fee in an amount not to exceed 5% of the project budget hard costs of the multifamily construction and development project.

(7) Construction Management Fee – Following the stabilization of a project, Cottonwood Capital Property Management II, LLC may receive for its services in supervising any renovation or construction project in excess of $5,000 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. In the event that Certis Construction, LLC, an affiliate of Cottonwood Capital Property Management II, LLC, has been hired as the general contractor with respect to any renovation or construction project, Cottonwood Capital Property Management II, LLC will not receive the construction management fee for such renovation or construction project. No construction management fee will be paid in connection with the development of a project.

(8) Asset Management Fee – Cottonwood Capital Property Management II, LLC will receive an annual asset management fee in an amount equal to 0.75% of the projected project cost during development and 0.75% of the gross book value of our assets (until such time as our board of directors has established a net asset value of our assets, at which point it shall equal 0.75% of the gross asset value determined pursuant to the most recent net asset value); provided that, the value of any assets acquired after our determination of a net asset value will be the gross book value of the assets until such assets are included in a net asset value determination. Gross book value or gross asset value (as applicable) will be determined based on our pro rata ownership interest in the underlying real estate (including the pro rata value of any budgeted development-related project costs and/or debt underlying any mezzanine loans, preferred equity, and/or common equity investments) and other assets and liabilities, without regard to GAAP consolidation or equity method accounting principles. We plan to determine the net asset value of our common stock no later April 25, 2020, which date is 150 days following the second anniversary of this offering being qualified by the SEC, and annually thereafter. The asset management fee will be paid by us and not the Cottonwood Joint Ventures. As a result, it will be paid from our share of income generated by the Cottonwood Joint Ventures. For more details, see the Asset Management Agreement in Exhibit 6.3, which is filed as an exhibit to the offering statement of which this offering circular forms a part.

(9) Distributions and Promotional Interests from Cottonwood Joint Ventures – Cottonwood Residential O.P., LP will be a member of the Cottonwood Joint Ventures and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to the Cottonwood Joint Venture. In particular, Cottonwood Residential O.P., LP should receive a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for our operating partnership.

(10) Distributions and Promotional Interests from Development Joint Ventures – If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, the Affiliated Developer will be able to receive all or a portion of a promoted interest of approximately (i) 25% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives an 8% return on investment, (ii) 35% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 12% return on investment, and (iii) 50% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 16% return on investment. We expect that the final terms of the promote will be no less favorable to the investors than this structure, but the final structure will be determined on a deal by deal basis in the future.

(11) Property Management Corporate Service Fee – Cottonwood Capital Property Management II, LLC may allocate a fee each month to each of the Cottonwood Joint Ventures which is intended to allocate certain costs incurred by Cottonwood Capital Property Management II, LLC and its affiliated entities with respect to all assets under management by such entities including, without limitation, technical support, postage, legal fees, travel, payroll services, marketing fees, LRO/revenue management and Yardi services. Cottonwood Capital Property Management II, LLC believes that the size of its management platform results in economies of scale with respect to such costs and relative to what these costs would be if charged by a third party to us or the Cottonwood Joint Ventures. This fee may vary each month and will be dependent on the number of assets managed by Cottonwood Capital Property Management II, LLC and its affiliates and the actual overhead expenses incurred. Cottonwood Capital Property Management II, LLC will have the right to retain any excess over actual costs and the amount of the fee charged.

(12) Insurance Fee – Cottonwood Capital Property Management II, LLC, through its wholly-owned insurance company, may provide insurance for the multifamily construction and development projects and, in such circumstance, will receive a risk management fee equal to 10% of the insurance premium. Cottonwood Capital Property Management II, LLC will also be entitled to retain any excess of the funded aggregate deductible not used to pay claims. Green Tree Risk Management, Inc., a licensed insurance broker affiliated with Cottonwood Capital Property Management II, LLC, may receive 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily construction and development projects.

(13) Fees from Other Services – Affiliates of Cottonwood Capital Property Management II, LLC – We may retain third parties, including certain affiliates of Cottonwood Capital Property Management II, LLC, for necessary services relating to our investments or our operations, including any construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of Cottonwood Capital Property Management II, LLC for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

See “Management Compensation” for a more detailed explanation of the fees and expenses payable to Cottonwood Capital Property Management II, LLC and its affiliates. Cottonwood Capital Property Management II, LLC is paying the selling commissions and managing broker-dealer fee in exchange for which it shall become our asset manager and may become the property manager for our multifamily construction and development projects. For more details, see the Three-Party Agreement in Exhibit 6.6, which is filed as an exhibit to the offering statement of which this offering circular forms a part.

Compensation to Our Managing Broker-Dealer

Cottonwood Capital Property Management II, LLC will pay our managing broker-dealer, Orchard Securities, LLC, selling commissions of up to 6% of the purchase price of the shares sold by soliciting dealers, which it will re-allow to the soliciting dealers. Cottonwood Capital Property Management II, LLC will also pay our managing broker-dealer a managing broker-dealer fee of up to 3% of the purchase price of the shares sold by soliciting dealers, which includes compensation for acting as the managing broker-dealer and for expenses incurred in connection with marketing our shares and wholesaler compensation, some of which may be re-allowed to soliciting dealers. Since we are not responsible for paying selling commissions, the managing broker-dealer fee or organization and offering expenses, we estimate that we will use 100% of the gross proceeds from this offering, or $10.00 per share, to invest in multifamily construction and development projects and multifamily development-related assets, including making mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

Conflicts of Interest of Directors and Officers

We may experience conflicts of interest with Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. or their affiliates in connection with this offering and the management of our business, including the following:

•

the members of our board of directors are also members of the board of directors of Cottonwood Residential II, Inc., the general partner of Cottonwood Residential O.P., LP, so there will likely be a conflict of interest between their obligations to Cottonwood Residential O.P., LP and their obligations to us and our operating partnership;

•

the directors and officers of Cottonwood Residential II, Inc. must allocate their time between advising us and managing Cottonwood Residential II, Inc.’s and Cottonwood Residential O.P., LP’s businesses and the other real estate projects and business activities in which they may be involved;

•

the compensation payable by us to Cottonwood Residential O.P., LP and its affiliates may not be on terms that would result from arm’s-length negotiations between unaffiliated parties, and are payable regardless of the performance of the investments we make; and

•

the property management fees, construction management fees, asset management fees and other fees that may be payable to our property and asset manager will generally be payable regardless of the quality of services provided to us.

Reporting Requirements

We have to comply with a number of reporting requirements. Pursuant to Rule 257 of Regulation A, we are required to file with the SEC the following periodic and current reports:

(1)

Annual reports on Form 1-K that cover, among other things, our business operations, our transactions with related persons, descriptions of our management personnel, management’s discussion and analysis of our liquidity, capital resources and results of operations, and audited financial statements;

(2)	Semiannual reports on Form 1-SA that consist primarily of financial statements and management’s discussion and analysis; and

(3)

Current event reports on Form 1-U, which are required when we experience certain types of events, including, but not limited to, fundamental changes, bankruptcy or receivership, or material modifications to the rights of our stockholders.

Liquidity Strategy

In the future, our board of directors will consider alternatives for providing liquidity to our stockholders, each of which is referred to as a “liquidity event,” including the sale of our assets, a sale or merger of our company or a listing of our shares on a national securities exchange. In making the decision regarding which type of liquidity event to pursue, our board of directors will try to determine which available alternative method would result in the greatest value for our stockholders. Our board of directors has determined that the liquidity event will occur no later than June 30, 2025, also known as the termination date (which may be extended for two 1-year extensions in the sole discretion of our board of directors and may be extended for two additional 1-year extensions by a majority vote of the stockholders). Board approval and stockholder approval of such extension must take place at least three months before the scheduled termination date. If our board of directors does not approve an extension we will begin an orderly sale of our assets within a one-year period from the date of termination. If we do not get stockholder approval to extend the term we will begin an orderly sale of our assets within a one-year period from the date of termination. If our stockholders approve the second and last 1-year extension, we will begin an orderly sale of our assets within a one-year period from the final termination date (December 31, 2028). The precise timing of such sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to our stockholders. It is possible that we may merge with Cottonwood Residential II, Inc. or its affiliates.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of our stockholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Exchange Act, any over-the-counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our stockholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by our stockholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Exchange Act, any over-the-counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our stockholders. For more details, see Article XII of our Charter in Exhibit 2.1.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, are required to register as investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We will conduct our businesses primarily through our operating partnership, a wholly-owned subsidiary, and we anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through direct or indirect wholly-owned subsidiaries, (iii) through direct or indirect majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through direct or indirect minority-owned joint venture subsidiaries.

We expect to use the proceeds of this offering to (i) invest directly or indirectly in multifamily construction and development projects located throughout the United States and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

We and the operating partnership will monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

We may in the future organize special purpose subsidiaries of our operating partnership that will rely on Section 3(c)(7) for their Investment Company Act exclusion and, therefore, our operating partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether our operating partnership satisfies the 40% test. However, we expect that even in such a situation most of our other majority-owned subsidiaries will not meet the definition of investment company or, if they meet that definition, they will not rely on the exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute investment securities, and we expect to be able to conduct our operations so that we are not required to register as an investment company under the Investment Company Act, even if some special purpose subsidiaries do rely on Section 3(c)(7).

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of our company is made by us. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.”

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within one of the definitions of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from the definition of “investment company” provided by Section 3(c)(6). Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) to the extent we meet the requirements of that section.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors— Risks Related to This Offering and Our Corporate Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this offering circular before purchasing our common stock. If any of the following risks were to occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the value of our common stock may decline, and you could lose some or all of your investment.

Risks Related to Conflicts of Interest

Cottonwood Residential O.P., LP, our officers and the real estate, debt finance, legal, management and accounting professionals we retain will face competing demands on their time and this may cause our operations and our stockholders’ investment to suffer.

We rely on Cottonwood Residential O.P., LP, our officers, and the real estate, debt finance, legal, management, and accounting professionals that we retain to provide services to us for the day-to-day operation of our business. Other Cottonwood Residential O.P., LP sponsored real estate programs are advised by Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. and rely on many of the same real estate, debt finance, legal, management, and accounting professionals, as will future Cottonwood Residential O.P., LP sponsored programs. As a result of their interests in other Cottonwood Residential O.P., LP programs and their obligations to other investors, these professionals will likely face conflicts of interest in allocating their time among us and Cottonwood Residential O.P., LP and other Cottonwood Residential O.P., LP sponsored programs, as well as other business activities in which they are involved. During times of intense activity in other programs and ventures, these individuals may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. If these events occur, the returns on our investments, and the value of your investment, may decline.

All of our executive officers, our directors and the key real estate and debt finance professionals we retain face conflicts of interest related to their positions and/or interests in Cottonwood Residential O.P., LP and its affiliates, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, our directors, and the key real estate and debt finance professionals we retain are also executive officers, directors, managers, key professionals, and/or holders of a direct or indirect controlling interest in Cottonwood Residential O.P., LP. As a result, they owe fiduciary or other duties to each of these entities, their members and limited partners, which fiduciary or other duties may from time to time conflict with the fiduciary or other duties that they owe to us and our stockholders. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Cottonwood Residential O.P., LP will be our partner in the Cottonwood Joint Ventures and may have interests that are different than ours. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets. Because our board of directors and officers are also directors and officers of Cottonwood Residential II, Inc., they may make decisions regarding the management of the properties and the property management agreements which are not in the best interests of our stockholders.

Our operating partnership and Cottonwood Residential O.P., LP have to agree on investment decisions made by the Cottonwood Joint Ventures even though we anticipate that we will contribute most of the capital used by the Cottonwood Joint Ventures to invest in multifamily construction and development projects and multifamily development-related assets.

We anticipate that we, through our operating partnership, will contribute most of the capital used by the Cottonwood Joint Ventures to invest in multifamily construction and development projects and multifamily development-related assets, including making mezzanine loans to or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. All decisions regarding the operations of the Cottonwood Joint Ventures, including the acquisition of investments, the financing of investments or the disposition of investments, will require the approval of both of our operating partnership and Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP may make a decision regarding the operations of the Cottonwood Joint Ventures that is not in the best interests of our stockholders.

We may acquire multifamily construction and development projects, mezzanine loans, or preferred equity investments from affiliates of our sponsor.

We may acquire multifamily construction and development projects, mezzanine loans, or preferred equity investments from our sponsor and its affiliates. Such acquisitions, loans or investments may not be on market terms.

Conflicts of interest could result in our management acting other than in our stockholders’ best interest.

We or the Cottonwood Joint Ventures will be a party to property management agreements with Cottonwood Capital Property Management II, LLC (the form of which is in Exhibit 6.4, which is filed as an exhibit to the offering statement of which this offering circular forms a part). Cottonwood Capital Property Management II, LLC is indirectly owned by Cottonwood Residential O.P., LP. Because our board of directors and officers are also directors and officers of Cottonwood Residential O.P., LP, they may make decisions regarding the management of the properties and the property management agreements which are not in the best interests of our stockholders.

We may compete with affiliates of Cottonwood Residential O.P., LP for opportunities to acquire or sell multifamily construction and development projects and multifamily development-related assets, which may have an adverse impact on our operations. We may also buy or sell construction and development projects and multifamily development-related assets at the same time as affiliates of Cottonwood Residential O.P., LP. There may be a conflict of interest with respect to the selection of construction and development projects and multifamily development-related assets to be purchased by us and/or Cottonwood Residential O.P., LP and its affiliates. Cottonwood Residential O.P., LP may own competing properties in the markets in which our construction and development projects are located which may lead to conflicts of interests with respect to the operations and management of these projects. For more details on how we, Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. will handle potential investment opportunities see “Conflicts of Interest – Allocation of Investment Opportunities.”

The fees we pay to affiliates in connection with the management of our assets and investments were determined without the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

The fees paid to our affiliated property and asset manager for services it provides for us were determined without the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties, may be in excess of amounts that we would otherwise pay to third parties for such services and may reduce the amount of cash that would otherwise be available for investments in construction and development projects, and multifamily development-related assets, and distributions to our stockholders.

Cottonwood Capital Property Management II, LLC or its affiliates may sponsor other entities and offerings in the future which have investment objective that compete with us.

Cottonwood Capital Property Management II, LLC and its affiliates have previously sponsored Cottonwood Multifamily REIT I, Inc., Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc. While these entities do not have investment objectives that are similar to ours, it is possible that Cottonwood Capital Property Management II, LLC or its affiliates may form future REITs and/or entities that may invest in assets that are similar to the multifamily construction and development projects and multifamily development-related assets we intend to invest in. As a result, the conflicts of interest with respect to time, selection of investments and management of our investments may increase if Cottonwood Capital Property Management II, LLC or its affiliates sponsor additional programs.

We and the Cottonwood Joint Ventures will enter into long-term contracts with Cottonwood Capital Property Management II, LLC that cannot be terminated unless Cottonwood Capital Property Management II, LLC is fraudulent or grossly negligent.

We intend to enter into long-term contracts with Cottonwood Capital Property Management II, LLC for the asset management of our assets and the Cottonwood Joint Ventures will enter into long-term property management contracts with Cottonwood Capital Property Management II, LLC with respect to the property management of each of the multifamily construction and development projects. Because these contracts cannot be terminated other than in the event of fraud, gross negligence or willful misconduct by Cottonwood Capital Property Management II, LLC, there may be conflicts of interest with respect to the performance of Cottonwood Capital Property Management II, LLC’s of its obligations under those contracts.

Risks Related to an Investment in our Common Stock

Because no public trading market for your shares exists as of the date of this offering circular, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the offering price.

We are not required to effectuate a liquidity event until June 30, 2025 (unless sooner dissolved and terminated by our board of directors, otherwise extended or a listing occurs). As of the date of this offering circular we do not have a share repurchase program in place. In addition, our charter does not require us to list our shares for trading on a securities exchange by a specified date. As of the date of this offering circular, there is no public market for our shares and we have no plans to list our shares on a securities exchange. Any subsequent sale must comply with applicable state and federal securities laws. Our charter prohibits the ownership of more than 9.8% of our stock, unless exempted by our board of directors, which may inhibit large investors from desiring to purchase your shares. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you will likely have to sell them at a substantial discount to their offering price. It is also likely that your shares will not be accepted as the primary collateral for a loan. You should purchase our shares only as a long-term investment because of the illiquid nature of the shares.

We will face significant competition for multifamily construction and development projects and multifamily development-related assets, which may limit our ability to acquire suitable investments and achieve our investment objectives or make distributions.

We will be competing to invest in multifamily construction and development projects and multifamily development-related assets, including making mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects, with REITs, real estate limited partnerships, pension funds and their advisors, bank and insurance company investment accounts, and other entities. Many of our competitors have greater financial resources, and a greater ability to borrow funds to acquire properties, than we do. We cannot be sure that the board of directors will be successful in obtaining suitable investments on financially attractive terms or that, if investments are made, our objectives will be achieved.

If we are unable to find suitable investments or if we raise substantial offering proceeds in a short period of time and are unable to invest all of the offering proceeds promptly, we may not be able to achieve our investment objectives or make distributions.

The more money we raise in this offering, the greater our challenge will be to invest all of the offering proceeds on attractive terms. If we are unable to promptly find suitable multifamily construction and development projects or make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term investments and may, ultimately, liquidate. We could also suffer from delays in locating suitable investments. Our reliance on our board of directors and investment committee and the real estate professionals that such persons retain to identify suitable investments for us at times when such persons are simultaneously seeking to identify suitable investments for other affiliated programs could also delay the investment of the proceeds of this offering. Delays we encounter in the selection and acquisition of income-producing multifamily construction and development projects or the acquisition or origination of multifamily development-related assets would likely limit our ability to make distributions to you and reduce your overall returns.

If capitalization rates increase the value of our assets may decrease and we may not be able to sell our assets at anticipated prices.

The value of real estate is generally based on capitalization rates. Capitalization rates generally trend with interest rates. Consequently, if interest rates go up, capitalization rates may as well. Based on historical interest rates, current interest rates are low, as are current capitalization rates. However, if interest rates rise in the future, capitalization rates may also rise, and as a result, the value of real estate will decrease. If capitalization rates increase, our assets will likely achieve a lower sales price than anticipated, resulting in reduced returns.

Unfavorable market and economic conditions in the United States and globally and in the specific markets or submarkets where our properties will be located could adversely affect occupancy levels, rental rates, rent collections, operating expenses, and the overall market value of our assets, impair our ability to sell, recapitalize or refinance our assets and have an adverse effect on our results of operations, financial condition and our ability to make distributions to our stockholders.

Unfavorable market conditions in the areas in which we will operate and unfavorable economic conditions in the United States and globally may significantly affect our occupancy levels, rental rates, rent collections, operating expenses, the market value of our assets and our ability to strategically acquire, develop, dispose, recapitalize or refinance our properties on economically favorable terms or at all. Our ability to rent our properties at favorable rates may be adversely affected by increases in supply of multifamily apartment communities in our markets and is dependent upon overall economic conditions, which are adversely affected by, among other things, job losses and unemployment levels, recession, stock market volatility and uncertainty about the future. Some of our major expenses, including mortgage payments and real estate taxes, generally do not decline when related rents decline. We expect that any declines in our occupancy levels, rental revenues and/or the values of our buildings would cause us to have less cash available to pay our indebtedness, fund necessary capital expenditures and to make distributions to our stockholders, which could negatively affect our financial condition. Our business may be affected by the volatility and illiquidity in the financial and credit markets, a general global economic recession and other market or economic challenges experienced by the real estate industry or the U.S. economy as a whole. These could have the following negative effects, any of which could impair our ability to make distributions to you:

•	the values of any investments in multifamily construction and development projects and multifamily development-related assets could decrease below the amounts we pay for such investments;

•	the value of collateral securing any mezzanine or preferred equity investments could decrease below the outstanding principal amounts of such loans or preferred equity;

•

revenues from the properties we acquire could decrease due to lower demand for multifamily construction and development projects and multifamily development-related assets or lower rental rates, making it more difficult for us to make distributions or meet our debt service obligations on debt financings; and/or

•

revenues from any multifamily construction and development projects and multifamily development-related assets, and other assets underlying any loan or preferred equity investments we make could decrease, making it more difficult for the borrower to meet its payment obligations to us, which could in turn make it more difficult for us to make distributions or meet any future debt service obligations.

Because our stockholders will not have the opportunity to evaluate any investments we may make with the proceeds from this offering before we make them, we are considered to be primarily a blind pool. We may make investments with which our stockholders do not agree.

Except as described in a supplement to this offering circular, we have not identified any investments to make with the proceeds from this offering. As a result, we are not able to provide you with any information to assist you in evaluating the merits of any other specific assets that we may acquire. We will seek to invest substantially all of the proceeds from this offering, after the payment of fees and expenses, in the acquisition of or investment in interests in multifamily construction and development projects and multifamily development-related assets, including making mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. However, because we have not yet identified any properties or other assets to acquire with the proceeds from this offering, our board of directors and investment committee have broad discretion when identifying, evaluating and making such investments. You will have no opportunity to evaluate the transaction terms or other financial or operational data concerning specific investments before we invest in them. Furthermore, our board of directors and investment committee will have broad discretion in implementing policies regarding tenant or mortgagor creditworthiness and you will likewise have no opportunity to evaluate potential tenants, managers or borrowers. As a result, you must rely on our board of directors and our investment committee to identify and evaluate our investment opportunities, and they may not be able to achieve our business objectives, may make unwise decisions or may make investments with which you do not agree. See “Investment Objectives and Criteria, Properties – Acquisition” for a summary of a potential multifamily construction and development project acquisition.

If we raise substantially less than the maximum amount in this offering, adverse investment performance, increased expenses, and our fixed operating expenses will have a more significant adverse impact on our ability to achieve our business objectives and to make distributions than if we raise the maximum amount in this offering.

Our common stock is being offered on a “best-efforts maximum” basis and no individual, firm or corporation has agreed to purchase any of our common stock in this offering. If we raise substantially less than the maximum amount of funds in this offering, we may make fewer investments than we would if we are able to raise the maximum amount of funds in this offering. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. In addition, we will incur certain fixed operating expenses, such as costs incurred to secure insurance for our directors and officers, regardless of our size. Our failure to raise the maximum amount in this offering would increase our fixed operating expenses as a percentage of gross income, reducing our net income and cash flow and limiting our ability to make distributions to you.

If we fail to diversify our investment portfolio, downturns relating to certain geographic regions, types of assets, industries or business sectors may have a more significant adverse impact on our assets and our ability to make distributions than if we had a diversified investment portfolio.

While we intend to diversify our portfolio of investments in the manner described in this offering circular, we are not required to observe specific diversification criteria. Therefore, our investments in multifamily construction and development projects and multifamily development-related assets may be concentrated in assets that are subject to higher risk of foreclosure or concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in limited geographic regions, downturns relating generally to such region may result in defaults on a number of our investments within a short time period, which may reduce our net income and the value of our common stock and accordingly limit our ability to make distributions to you.

We have a limited operating history and we may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

We were incorporated in the State of Maryland on May 31, 2016 and have a limited operating history. As of the date of this offering circular, we have invested in one Cottonwood Joint Venture. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies described in this offering circular. We can provide no assurance that our performance will replicate the past performance of Cottonwood Residential O.P., LP or Cottonwood Residential, Inc. or any program sponsored by Cottonwood Residential O.P., LP or Cottonwood Residential, Inc. Our investment returns could be substantially lower than the returns achieved by Cottonwood Residential O.P., LP. The results of our operations depend on several factors, including the availability of opportunities for the acquisition of target assets, the level and volatility of interest rates, the availability of short and long-term financing, and conditions in the financial markets and economic conditions.

We are dependent upon our board of directors and our access to the real estate experience of Cottonwood Residential O.P., LP and its affiliates.

We have no employees and have no separate facilities and are substantially reliant on our access to Cottonwood Residential O.P., LP and its resources to implement our business strategy. If our relationship with Cottonwood Residential O.P., LP and its real estate professionals is terminated for any reason, it will be difficult for us to implement our business strategy or manage our portfolio unless we engage another party to provide the services to be provided by Cottonwood Residential O.P., LP, its affiliates and employees.

We may not pay distributions until we generate cash flow from operations and if we make distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily construction and development projects and multifamily development-related assets and the overall return to our stockholders may be reduced.

Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. If we fund distributions from financings, the proceeds from this or future offerings or other sources, we will have less funds available to invest in multifamily construction and development projects and other multifamily development-related assets, including to make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects, and the number of real estate properties that we invest in and the overall return to our stockholders may be reduced. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of multifamily development-related assets, this will affect our ability to generate cash flows from operations in future periods.

We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments and develop our assets. During our offering stage, when we may raise capital in this offering (and possibly future offerings) more quickly than we develop or acquire income-producing assets, and for some period after our offering stage, we may not make distributions solely from our cash flow from operations or at all. Further, because we may receive income from our investments at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that if we pay distributions during the early stages of our existence and from time to time during our operational stage, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets or from the maturity, payoff or settlement of debt investments. To the extent distributions exceed cash flow from operations, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

We may change our targeted investments without stockholder consent.

We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to you.

Risks Related to This Offering and Our Corporate Structure

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our ability to qualify as a REIT. To help us comply with the REIT ownership requirements of the Code in the event we elect to be taxed as a REIT, our charter prohibits a person from directly or constructively owning more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value of our outstanding capital stock, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring, or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.

We intend to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. We will conduct our businesses primarily through our operating partnership, a wholly-owned subsidiary, and anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through direct or indirect wholly-owned subsidiaries, (iii) through direct or indirect majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through direct or indirect minority-owned joint venture subsidiaries.

We expect to use the proceeds of this offering to invest (i) directly or indirectly in multifamily construction and development projects located throughout the United States and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

In connection with the Section 3(a)(1)(C) analysis, the determination of whether an entity is a majority-owned subsidiary of our company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may rely on the exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of the entity’s assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity’s assets consist of qualifying real estate assets or real estate-related assets.

These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we will rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from regulation. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exemption from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Furthermore, although we intend to monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	restrictions on leverage or senior securities;

•	restrictions on unsecured borrowings;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT (if we elected to be taxed as a REIT or intend to preserve our ability to so elect) or our exception from the definition of an investment company under the Investment Company Act.

If the market value or income potential of our qualifying real estate assets changes as compared to the market value or income potential of our non-qualifying assets, or if the market value or income potential of our assets that are considered “real estate-related assets” under the Investment Company Act or REIT qualification tests (assuming for this purpose we determine to elect to be taxed as a REIT even though we are not obligated to do so) changes as compared to the market value or income potential of our assets that are not considered “real estate-related assets” under the Investment Company Act or REIT qualification tests, whether as a result of increased interest rates, prepayment rates or other factors, we may need to modify our investment portfolio in order to maintain our REIT qualification or exception from the definition of an investment company. If the decline in asset values or income occurs quickly, this may be especially difficult, if not impossible, to accomplish. This difficulty may be exacerbated by the illiquid nature of many of the assets that we may own. We may have to make investment decisions that we otherwise would not make absent REIT and Investment Company Act considerations.

We are offering our common stock pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we will be subject to scaled disclosure and reporting requirements, which may make our common stock less attractive to investors as compared to a traditional initial public offering, which may make an investment in our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common stock, we may be unable to raise the necessary funds necessary to commence operations, or to develop a diversified portfolio of multifamily rental properties and development project investments, which could severely affect the value of our common stock.

Our stockholders will have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT election, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board of directors’ broad discretion in setting policies and our stockholders’ inability to exert control over those policies increases the uncertainty and risks our stockholders face.

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. We plan to determine the net asset value of our common stock no later April 25, 2020, which date is 150 days following the second anniversary of this offering being qualified by the SEC, and annually thereafter. Our net asset value will be determined either (i) by taking into consideration our net investment in the Cottonwood Joint Ventures and any other multifamily construction and development projects or multifamily related assets owned by us or (ii) by third party appraisal or broker opinion of value. The method used in any year will be selected by our board of directors.

We may offer our shares of common stock in future offerings at different prices.

We may offer shares of our common stock in future offerings. The price for the shares in such offerings may be higher or lower than the amount set forth in this offering. As a result, you could be diluted.

Our investors’ interest in us will be diluted if we issue additional shares, which could reduce the overall value of their investment.

Potential investors in this offering will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,100,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock. We are only issuing up to $32,686,418 in shares of common stock pursuant to this offering. Our board of directors may increase the number of authorized shares of capital stock without stockholder approval. After your purchase in this offering, our board of directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares and in the earnings and distributions per share.

Although we will not as of the date of this offering circular be afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their shares in connection with a business combination.

Under Maryland law, “business combinations” between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation, or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board of directors opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection. For more information about the business combination, control share acquisition and Subtitle 8 provisions of Maryland law, see “Description of Shares—Business Combinations” and “Description of Shares—Control Share Acquisitions.”

Our charter includes an anti-takeover provision that may discourage a stockholder from launching a tender offer for our shares.

Our charter provides that any tender offer made by a stockholder, including any “mini-tender” offer, must comply with most provisions of Regulation 14D of the Exchange Act. The offering stockholder must provide our company notice of such tender offer at least 10 business days before initiating the tender offer. If the offering stockholder does not comply with these requirements, our company will have the right to redeem that stockholder’s shares and any shares acquired in such tender offer. In addition, the noncomplying stockholder will be responsible for all of our company’s expenses in connection with that stockholder’s noncompliance. This provision of our charter may discourage a stockholder from initiating a tender offer for our shares and prevent you from receiving a premium price for your shares in such a transaction.

Our ability to successfully conduct our offering is dependent, in part, on the ability of the managing broker-dealer to hire and retain key employees and to successfully establish, operate and maintain a network of broker-dealers.

The managing broker-dealer for this offering is Orchard Securities, LLC, a Utah limited liability company, which we refer to as our managing broker-dealer. The success of this offering and our ability to implement our business strategy is dependent upon the ability of the managing broker-dealer to hire and retain key employees and to establish, operate and maintain a network of licensed securities broker-dealer, or selling group members. If our managing broker-dealer is unable to hire qualified employees and build a sufficient network of selling group members, we may not be able to raise adequate proceeds through this offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Breaches of our data security could materially harm us, including our business, financial performance and reputation.

We collect and retain certain personal information provided by our residents and employees. Security measures we have implemented to protect the confidentiality of this information and periodically review and improve our security measures may not prevent unauthorized access to this information. Any breach of our data security measures and loss of this information may result in legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect us, including our business and financial performance.

Some of the prior programs of Cottonwood Residential O.P., LP and its predecessor entities have not met the anticipated performance levels.

Cottonwood Residential O.P., LP and its predecessor, Cottonwood Capital, LLC have sponsored a number of prior real estate programs. Some of these prior real estate programs have not achieved the leasing and operational thresholds projected by Cottonwood Residential O.P, LP or Cottonwood Capital, LLC. As a result, the returns to investors in some of these prior real estate programs may not have met the expected thresholds. See “Prior Performance Summary.”

Some of the current or potential selling group members have disclosure events under Rule 262 of Regulation A.

This offering is intended to be made in compliance with Regulation A promulgated under the Securities Act. The SEC has recently changed the requirements of Regulation A offerings to include a prohibition on the participation of certain “bad actors.” We will obtain representations from the managing broker-dealer and the selling group members that the applicable party is not a “bad actor” as that term is defined in Rule 262 of Regulation A. In the event that a statutory “bad actor” participates in the offering, we may lose our exemption from registration for the sale of securities. Pursuant to Rule 262(d) of Regulation A, certain events that would otherwise have designated an offering participant as a “bad actor” but which occurred prior to the effective date of Rule 262, are required to be disclosed to all potential investors. In order to comply with the requirements of Rule 262(d) of Regulation A, we are required to inform potential investors of state sanctions on current or potential selling group members.

VFG Securities, Inc., a selling group member in the offering, has notified us and the managing broker-dealer that VFG Securities, Inc. and an affiliate (VFG Advisors, Inc.) entered into a Stipulation for Consent Order Concerning VFG Securities, Inc. and VFG Advisors, Inc. with the Securities Commissioner of the State of Colorado on May 21, 2012 whereby VFG Securities, Inc. consented to the Consent Order Concerning VFG Securities, Inc. and VFG Advisors, Inc. The consent order alleged that VFG Securities, Inc. employed an unlicensed sales representative and permitted such unlicensed sales representative to engage in securities transactions in Colorado in violation of Section 11-51-401, C.R.S. and Commission Rules 3 CCR 51-4.8H and M (IA). The consent order provided, among other requirements, that for a period of 3 years from the date of the consent order, VFG Securities, Inc. is prohibited from soliciting, recruiting or otherwise engaging any new clients in the state of Colorado.

Berthel Fisher & Company Financial Services, Inc., a selling group member in the offering, has notified us and the managing broker-dealer that Berthel Fisher & Company Financial Services, Inc. is subject to certain orders from several state securities commissions as follows:

On June 4, 2013, Berthel Fisher & Company Financial Services, Inc. entered into a consent order with the state of South Dakota Division of Securities. The consent order is related to alleged violations of South Dakota statute 47-31B-412(d)(13) regarding the suitability of sales of certain alternative investments to residents of South Dakota. In connection with the consent order, Berthel Fisher & Company Financial Services, Inc. agreed to provide rescission to 12 investors in the aggregate amount of $69,000.

On December 7, 2007, Berthel Fisher & Company Financial Services, Inc. entered in to a consent order with the state of Nebraska Department of Banking & Finance. The consent order is related to alleged violations of Nebraska statute 8-1101(a) regarding a lack of supervision in the payment of transaction based compensation. In connection with the consent order, Berthel Fisher & Company Financial Services, Inc. agreed to pay a fine of $5,000.

In addition to the above, several representatives who are agents of Berthel Fisher & Company Financial Services, Inc. are restricted from the sale of securities pursuant to Regulation A of the Securities Act.

Newbridge Securities Corporation, a selling group member in the offering, has notified us and the managing broker-dealer that Newbridge Securities Corporation is subject to certain orders from several state securities commissions concerning alleged violations regarding the obligation to properly disclose transaction handling fees charged by Newbridge Securities Corporation to its investors. The orders to which Newbridge Securities Corporation is subject are as follows: (i) on November 10, 2011, Newbridge Securities Corporation entered into a consent order with the Connecticut Department of Banking regarding the allegations, and agreed to reimburse each Connecticut customer for the handling fee, and Newbridge Securities Corporation agreed to pay a fine of $10,000 to Connecticut; (ii) on February 1, 2013, Newbridge Securities Corporation entered into a consent order with the New Jersey Bureau of Securities regarding the allegations, and Newbridge Securities Corporation agreed to grant a 10% discount on all fees and/or commission charges to New Jersey residents for 6 months following the date of the consent order, as well as pay a civil penalty of $15,000 to New Jersey; (iii) on February 10, 2013, Newbridge Securities Corporation entered into a stipulation and consent agreement with the State of Florida, Office of Financial Regulation regarding the allegations, and agreed to pay an administrative fine of $40,000 to Florida; and (iv) on April 2, 2013, Newbridge Securities Corporation entered into a consent order with the Arkansas Securities Commissioner regarding the allegations, and agreed to refund and return handling fees in the total amount of $17,377.44 to Arkansas investors.

Concorde Investment Services, LLC, a selling group member in the offering, has notified us and the managing broker-dealer that it has determined that a registered representative is subject to final orders of certain state securities commissions as follows:

On January 22, 2013, a registered representative currently associated with Concorde Investment Services, LLC (Thomas Fanning, CRD #1107203, details available at http://brokercheck.finra.org/), was temporarily suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for an act or omission to act constituting conduct inconsistent with just and equitable principles of trade until March 21, 2013. Without consenting or denying the findings, the registered representative was temporarily suspended for violating FINRA/NASD Rules 2010, 2110 and 2370 and actions contrary to the former broker dealer’s written procedures.

On December 5, 2007, a registered representative currently associated with Concorde Investment Services, LLC (Frank Dunn, CRD #1075960, details available at http://brokercheck.finra.org/), in order for the registered representative to avoid expending further time and money, entered into a Consent Order with the Oregon Department of Consumer and Business Services, Division of Finance and Corporate Securities. The Consent Order was based on findings, which registered representative neither admitted nor denied, while acting as the sole managing member of a limited liability company, lent himself funds without interest, specific authority or documentation, but subsequently repaid the full amount of the loans. While not engaged in the securities industry or possessing a license at the time, the Consent Order concluded that the registered representative violated ORS § 59.205(2) and placed conditions on the registered representative’s license, business and supervision for a period of 5 years (expired December 5, 2012) and reimbursement of $7,500 for the division’s investigation costs.

Madison Avenue Securities, Inc., a selling group member in the offering, has notified us and the managing broker-dealer that it has determined that one of its registered representatives is subject to final orders of certain state securities commissions as follows: Jeffrey Raymond Dixson (CRD# 4166311), associated with Madison Avenue Securities, Inc., entered into a Stipulation and Consent Order Levying a Fine with State of Washington Office of Insurance Commissioner which was issued on December 21, 2007, whereby Jeffrey Raymond Dixson consented to the order. The order stated that Jeffrey Raymond Dixson sold variable annuities to Washington residents that were not approved by the Washington Office of the Insurance Commissioner, and that Jeffrey Raymond Dixson falsely represented that the variable annuity applications were signed in Oregon, a violation of Revised Code of Washington Section 48.30.040. The order provided, among other requirements, that Jeffrey Raymond Dixson pay a fine equal to $6,000, of which $3,000 was suspended pending Jeffrey Raymond Dixson’s completion of multiple conditions in the order, and that Jeffrey Raymond Dixson not engage in making false statements or representations in or relative to applications for insurance.

Madison Avenue Securities, Inc. further determined that another of its registered representatives, Douglas John McCauley (CRD# 1257811) (“McCauley”), is subject to final orders of certain state securities commissions as follows:

McCauley entered into an Order Imposing Administrative Sanctions and Consent to Same with what was then known as the Vermont Department of Banking, Insurance, Securities & Healthcare Administration (now the Department of Financial Regulation) on August 22, 2008, whereby McCauley consented to such order. The order stated that McCauley engaged in the practices of an Investment Advisor without proper licensure in violation of

Vermont Securities Act Section 4213(f) and that McCauley made a false statement to the Department of Financial Regulation, a violation of Vermont Securities Act Section 4224a(d). The order provided, among other requirements, that McCauley pay a fine equal to $13,000, that he consent to the entry of an order setting forth special supervisory requirements if McCauley should ever seek to become registered with the Department of Financial Regulation in any investment-related capacity and barring McCauley from association with a registered broker-dealer and investment advisor for a period of 6 months which ended on the date of the order.

On June 14, 2017, the Florida Department of Financial Services (the “FL Department”) issued a Final Order with respect to McCauley’s applications for licensure as a nonresident life including variable annuity insurance agent and a nonresident health insurance agent, following a telephonic informal hearing as requested by McCauley in response to the FL Department letter notifying McCauley that his applications for licensure had been denied (collectively, the “McCauley FL Order”). The McCauley FL Order affirmed the discretionary denial of McCauley’s applications for licensure. The McCauley FL Order was based on McCauley’s adverse regulatory history in the State of Vermont, and the hearing officer for the Department argued that McCauley was “not trustworthy or fit to engage in the business of insurance in Florida based upon McCauley’s adverse regulatory history in Vermont from 2004 to 2005.” The McCauley FL Order states that “Section 626.621(13), Florida Statutes (2012), provides the Department the discretion to deny an application for insurance agent licensure in Florida whenever an applicant has had a license to conduct business subject to discipline by a state agency.” As a result of the McCauley FL Order, McCauley is not permitted to engage in the business of insurance in the State of Florida.

Thomas Michael Baer (CRD# 1663820) (“Baer”), associated with Madison, entered into a Consent Order with the Insurance Commissioner of the Commonwealth of Pennsylvania on July 9, 2009 (the “Baer Order”), whereby Baer consented to the Baer Order. The Baer Order stated that Baer sold insurance policies to customers where signatures indicated the sale was made in Ohio when in fact the customers lived, signed and purchased the policies in Pennsylvania. Such acts of Baer were in violation of Purdon’s Pennsylvania Statutes, Section 310.11(7) which prohibits licensees from the use of fraudulent, coercive or dishonest practices or demonstrating incompetence, untrustworthiness or financial irresponsibility in the conduct of doing business in the Commonwealth of Pennsylvania. The Baer Order provided, among other requirements, that Baer pay a civil penalty equal to $10,000, and that Baer cease and desist from engaging in false or fraudulent statements on insurance company applications.

Independent Financial Group, LLC (“IFG”), a selling group member in the offering, has notified the Company and the Managing Broker Dealer that it has determined that a registered representative is subject to final orders of certain state securities commissions as follows:

Ralph Hendry (CRD #2422745) (“Hendry”), associated with IFG, entered into a Settlement Order with the Virginia Division of Securities on September 24, 2008 (the “Hendry Settlement Order”). The Hendry Settlement Order was based on alleged violations of the Virginia Securities Act and the Commission’s Rules and Regulations, which Hendry neither admitted nor denied. The Virginia Division of Securities alleged that, among other alleged violations, Hendry violated (i) Section 13.1-502(2) of the Virginia Securities Act by offering and selling stock in a company that did not legally exist to a client without the associated broker-dealer’s knowledge and (ii) Rule 21 VAC 5-20-280.B.3 by establishing and maintaining an account containing fictitious information in order to execute transactions which would otherwise be unlawful or prohibited. Pursuant to the Hendry Settlement Order, Hendry agreed to pay a penalty equal to $20,000 and investigative costs equal to $1,300.

Thomas Doncaster (CRD #1926394) (“Doncaster”), associated with IFG, entered into a Consent Order with the Washington Department of Financial Institutions – Securities Division (the “WA Division”) on November 10, 2011 (the “Doncaster Consent Order”). The Doncaster Order was based on findings, which Doncaster neither admitted nor denied, that Doncaster offered and sold unsuitable variable annuities to customers, falsified account applications, provided clients with unauthorized financial projections, and engaged in other misleading conduct. The Doncaster Consent Order found, among other things, that Doncaster violated Revised Code of Washington (“RCW”) Section 21.20.010 (the anti-fraud section of the Securities Act of Washington (the “Washington Securities Act”), which was a dishonest or unethical business practice under RCW Section 21.20.110(1)(g) and Washington Administrative Code Section 460-22B-090, because Doncaster made untrue statements of material fact, engaged in manipulative or deceptive practices, and/or omitted to state material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading. Pursuant to the Doncaster Consent Order, Doncaster agreed to cease and desist from violating certain sections of the Washington Securities Act, and he agreed to pay the Securities Division the costs and other expenses in the investigation of the matter equal to $7,000.

Cynthia Couyoumjian (CRD #1456630) (“Couyoumjian”), associated with IFG, is subject to the following final order:

On November 30, 2006, Illinois Secretary of State Securities Department (the “IL Department”) issued a Summary Order of Denial with respect to Couyoumjian’s application for registration as a salesperson in the State of Illinois

(the “Couyoumjian IL Order”). The Couyoumjian IL Order was based on findings made by the National Association of Securities Dealers (“NASD,” the predecessor to FINRA) and a subsequent Letter of Acceptance, Waiver and Consent (the “Couyoumjian AWC”) that was entered on January 4, 2006. The findings included in the Couyoumjian AWC included that Couyoumjian violated NASD Conduct Rules related to the dissemination of advertising and sales literature, and that such advertising and sales literature omitted material information, and that such communications also contained exaggerated, unwarranted or misleading statements or claims. The IL Department denied Couyoumjian’s application for registration as a salesperson in the State of Illinois pursuant to Section 8.E(1)(j) of the Illinois Securities Act which provides that registration may be denied if the Secretary of State finds that such salesperson has been suspended by certain organizations, including NASD, and pursuant to the Couyoumjian AWC, Couyoumjian was suspended from associating with any NASD member firm for a period of 31 calendar days. Pursuant to the Couyoumjian IL Order, Couyoumjian is not permitted to sell securities in the State of Illinois.

On May 16, 2007, the Ohio Division of Securities (the “OH Division”) issued a Final Order Denying Application for Securities Salesperson License with respect to Couyoumjian’s securities salesperson license application, following the issuance of a Notice of Intent to Deny Application for Securities Salesperson License on May 24, 2006 and a subsequent hearing on September 19, 2006 (collectively, the “Couyoumjian OH Order”). The Couyoumjian OH Order was based on findings that Couyoumjian was not of “good business repute” as that term is used in Ohio Administrative Code Rule 1301:6-3-19(D)(2), (7) and (9) and Ohio Revised Code section 1707.19(A)(1), due to (A) a complaint filed with FINRA which alleged that Couyoumjian breached her fiduciary duty, was negligent, made fraudulent misrepresentations and omissions and made unsuitable recommendations in the sale of an annuity and (B) the Couyoumjian AWC. Pursuant to the Couyoumjian OH Order, Couyoumjian is not permitted to sell securities in the State of Ohio.

We may add additional selling group members who may be subject to disclosure requirements. In such event, we will supplement this offering with the required disclosures. There may also be additional state sanctions against selling group members in the future of which we will be required to inform potential investors.

General Risks Related to Investments in Real Estate

Our real estate and real estate-related assets will be subject to the risks typically associated with real estate.

Our real estate and real estate-related assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

In addition, our commercial real estate loans and other debt-related assets may be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the underlying properties drop, our risk may increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in commercial real estate-related debt securities may be similarly affected by real estate property values.

These factors may have a material adverse effect on the value that we can realize from our assets.

We will not be diversified with respect to the class of assets that we own.

We will invest, through our operating partnership and the Cottonwood Joint Ventures, solely in multifamily construction and development projects and multifamily development-related assets located throughout the United States, including making mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. While we intend to invest in a significant number of properties across several geographical locations and markets, we will not invest in a diverse set of asset classes. Further, we have no plans to acquire any assets other than assets consisting of multifamily construction and development projects located throughout the United States and multifamily development-related assets, including development-related mezzanine loans and preferred equity investments. Therefore, each of our investments could be subject to the same or similar rental property related risks and a decline in real estate values in general or a change in economic conditions which affects real property investment and rental markets could have a substantial adverse effect on our financial performance.

Development and construction risks could affect our profitability.

We intend to develop multifamily construction and development projects, including through joint ventures. These activities can include long planning and entitlement timelines and can involve complex and costly activities, including significant environmental remediation or construction work. These activities may be exposed to the following risks:

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we may abandon opportunities that we have already begun to explore for a number of reasons, including changes in local market conditions or increases in construction or financing costs, and, as a result, we may fail to recover expenses already incurred in exploring those opportunities;

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occupancy rates and rents at a community may fail to meet our original expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities;

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we may be unable to obtain, or experience delays in obtaining, necessary zoning, occupancy, or other required governmental or third party permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities;

•	we may incur costs that exceed our original estimates due to increased material, labor or other costs;

•	we may be unable to complete construction and lease-up of a community on schedule, resulting in increased construction and financing costs and a decrease in expected rental revenues;

•	we may be unable to obtain financing with favorable terms, or at all, for the proposed development of a community, which may cause us to delay or abandon an opportunity;

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we may incur liabilities to third parties during the development process, for example, in connection with managing existing improvements on the site prior to tenant terminations and demolition (such as commercial space) or in connection with providing services to third parties (such as the construction of shared infrastructure or other improvements); and

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we may incur liability if our communities are not constructed and operated in compliance with the accessibility provisions of the Americans with Disabilities Acts, the Fair Housing Act or other federal, state or local requirements. Noncompliance could result in imposition of fines, an award of damages to private litigants, and a requirement that we undertake structural modifications to remedy the noncompliance.

There are risks inherent in the acquisition and management of multifamily construction and development projects.

There are risks associated with the operation of multifamily construction and development projects, including, but not limited to, vacillations in the demand for residential space; risk of loss or damage to the improvements, tenant improvements, or property of tenants; environmental risks and other risks associated with ownership of real estate.

Rental levels at the multifamily construction and development projects that we invest in can vary over time and we may not be able to maintain the occupancy rates we anticipate.

We will make our determination regarding the acquisition of multifamily construction and development projects that we invest in based, among other things, on the property’s projected rent levels. However, there can be no assurance that a multifamily construction and development project will continue to be occupied at the projected rents. If the tenants of the properties do not renew or extend their leases, if tenants default under their leases at the properties, if issues arise with respect to the permissibility of certain uses at the properties, if tenants of the properties terminate their leases, or if the terms of any renewal (including concessions to the tenants) are less favorable than existing lease terms, the operating results of the properties could be substantially affected. As a result, we may not be able to make distributions to the stockholders at the anticipated levels.

It may be difficult for us to attract new tenants to the multifamily construction and development projects.

There can be no assurance that we will be able to maintain the occupancy rates at the multifamily construction and development projects. The tenants at any multifamily construction and development projects may have the right to terminate their leases upon the occurrence of specified events. It is anticipated that the majority of leases at the properties will be for terms of 1 year or less.

Our inability to sell a multifamily construction and development project at the time and on the terms we want could limit our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell multifamily construction and development projects for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a multifamily construction and development project on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our multifamily construction and development projects at a profit. Our inability to sell multifamily construction and development projects at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of your investment.

Actions by Cottonwood Residential O.P., LP, our joint venture partner, could reduce the returns on joint venture investments and decrease our stockholders’ overall return.

We will acquire substantially all of our assets in the Cottonwood Joint Ventures with Cottonwood Residential O.P., LP. Making investments with an investment partner presents certain risks including, for example, the following risks:

•	that Cottonwood Residential O.P., LP could become insolvent or bankrupt;

•	that Cottonwood Residential O.P., LP may refuse or be unable to make capital contributions when due;

•	that Cottonwood Residential O.P., LP may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

•	that Cottonwood Residential O.P., LP may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;

•	that we may be liable for the actions of Cottonwood Residential O.P., LP and its activities could adversely affect our ability to qualify as a REIT if we have elected to be taxed as a REIT; or

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that disputes between us and Cottonwood Residential O.P., LP may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

We may have no or only limited recourse for any problems later identified for multifamily construction and development projects we invest in, which could materially and adversely affect us, including our results of operations.

We anticipate sellers of multifamily construction and development projects will sell such properties “as is,” “where is” and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of multifamily construction and development projects with no or limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that multifamily construction and development project, which could materially and adversely affect us.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent, or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

Potential liability for environmental matters could adversely affect our financial condition.

Although we intend to subject our multifamily construction and development projects to an environmental assessment prior to acquisition, we may not be made aware of all the environmental liabilities associated with a property prior to its purchase. There may be hidden environmental hazards that may not be discovered prior to acquisition. The costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or rent the property or to borrow using the property as collateral.

Various federal, state and local environmental laws impose responsibilities on an owner or operator of real estate and subject those persons to potential joint and several liabilities. Typical provisions of those laws include:

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responsibility and liability for the costs of investigation, removal, or remediation of hazardous substances released on or in real property, generally without regard to knowledge of or responsibility for the presence of the contaminants;

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liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from our property;

•	responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials; and

•	environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures.

Costs associated with complying with the Americans with Disabilities Act and the Fair Housing Amendment Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the Disabilities Act and the Fair Housing Amendment Act, as amended, or the Fair Housing Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons and may require owners of multifamily dwellings to make reasonable exceptions in their policies and operations to afford people with disabilities equal housing opportunities. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. The Fair Housing Act requires multifamily dwellings first occupied after March 13, 1991 to comply with design and construction requirements related to access and use by disabled persons. Any funds used for Disabilities Act and Fair Housing Act compliance will reduce our net income and the amount of cash available for distributions to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, wildfires, hurricanes, pollution, or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which may increase our cost of obtaining financing. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

The properties will include certain amenities for the residents at the properties that could increase the potential liabilities at the properties.

In addition to the apartment buildings, the properties will be improved with various amenities, such as swimming pools, exercise rooms, playgrounds, laundry facilities, business centers and/or rentable club houses. Certain claims could arise in the event that a personal injury, death, or injury to property should occur in, on, or around any of these improvements. In addition, certain of the multifamily apartment communities may be located in areas where dangerous wildlife lives which could pose dangers to the residents at the applicable property. There can be no assurance that particular risks pertaining to these improvements that as of the date of this offering circular may be insured will continue to be insurable on an economical basis or that current levels of coverage will continue to be available. If a loss occurs that is partially or completely uninsured, we may lose all or part of their investment. We may be liable for any uninsured or underinsured personal injury, death or property damage claims. Liability in such cases may be unlimited but stockholders will not be personally liable.

Competition and any increased affordability of single-family residential homes could limit our ability to lease our apartments or maintain or increase rents, which may materially and adversely affect us, including our financial condition, cash flows, results of operations and growth prospects.

The multifamily industry is highly competitive, and we face competition from many sources, including from other multifamily construction and development projects both in the immediate vicinity and the geographic market where our properties are and will be located. If so, this would increase the number of apartment units available and may decrease occupancy and unit rental rates. Furthermore, multifamily construction and development projects we acquire compete, or will compete, with numerous housing alternatives in attracting residents, including owner occupied single and multifamily homes available to rent or purchase. The number of competitive properties and/or condominiums in a particular area, or any increased affordability of owner occupied single and multifamily homes caused by declining housing prices, mortgage interest rates and government programs to promote home ownership, could adversely affect our ability to retain our residents, lease apartment units and maintain or increase rental rates. These factors could materially and adversely affect us.

Increased construction of similar multifamily construction and development projects that compete with our properties in any particular location may materially and adversely affect us, including our results of operations and our cash available for distribution to our stockholders.

We may invest in multifamily construction and development projects in locations that experience increases in construction of properties that compete with our properties. This increased competition and construction could make it more difficult for us to find residents to lease units in our multifamily construction and development projects and/or force us to lower our rental rates in order to lease units in our properties, which could substantially reduce our revenues and could have a material adverse effect on us. In addition, overbuilding of multifamily construction and development projects may occur.

We may be unable to secure funds for future capital improvements, which could adversely impact our ability to make cash distributions to our stockholders.

When residents do not renew their leases or otherwise vacate their apartment unit, in order to attract replacement residents, we may be required to expend funds for capital improvements to the vacated apartment homes. In addition, we may require substantial funds to renovate a multifamily construction and development project in order to sell it, upgrade it or reposition it in the market. If we have insufficient capital reserves, we will have to obtain financing from other sources. We intend to establish capital reserves in an amount we, in our discretion, believe is necessary. A lender also may require escrow of capital reserves in excess of any established reserves. If these reserves or any reserves otherwise established are designated for other uses or are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure our stockholders that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, certain reserves required by lenders may be designated for specific uses and may not be available for capital purposes such as future capital improvements. Additional borrowing for capital needs and capital improvements will increase our interest expense, and therefore our financial condition and our ability to make cash distributions to our stockholders may be adversely affected.

Our multifamily construction and development projects are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our multifamily construction and development projects are subject to real and personal property taxes that may increase as tax rates change and as the multifamily construction and development projects are assessed or reassessed by taxing authorities. As the owner of the multifamily construction and development projects, we are ultimately responsible for payment of the taxes to the applicable government authorities. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale.

Increases in costs to own and maintain our properties may materially and adversely affect us, including our results of operations and cash flows.

We may experience increased costs associated with operating expenses, including capital improvements, routine property maintenance, real estate taxes and utility expenses. Any increases in our expenses to own and maintain our properties would consequently reduce our results of operations and cash flows.

Risks Related to Multifamily Development-Related Assets

Our investments in multifamily development-related assets will be subject to the risks typically associated with real estate.

Our investments in mezzanine or other real estate loans will generally be directly or indirectly secured by a lien on real property (or the equity interests in an entity that owns real property) that, upon the occurrence of a default on the loan, could result in our taking ownership of the entity that owns the real estate. We will not know whether the values of the multifamily construction and development projects ultimately indirectly securing our loans will remain at the levels existing on the dates of origination or acquisition of those loans. If the values of the underlying multifamily construction and development projects drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Therefore, our multifamily development-related assets will be subject to the risks typically associated with real estate, which are described above under the heading “General Risks Related to Investments in Real Estate.”

Our mezzanine loans and preferred equity investments will involve greater risks of loss than senior loans secured by income-producing properties.

Both mezzanine loans and preferred equity investments involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the underlying asset may be foreclosed by the senior lender. In addition, in the case of both mezzanine loans and preferred equity investments, senior lenders may seek to limit the rights of and recourse to the underlying asset by the holders of the mezzanine loan or preferred equity investments. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security or issuing the preferred securities, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan or the terms of the preferred equity investment. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt and any payments to holders of preferred equity will generally be made only after all outstanding debt is satisfied. As a result, we may not recover some or all of our investment. In addition, mezzanine loans and preferred equity investments may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increased risk of loss of principal. Significant losses related to our mezzanine loans or preferred equity may materially and adversely affect our results of operations, liquidity and financial condition and the ability to make or sustain distributions to our shareholders.

We may invest in the preferred equity of other entities, the management of which may adversely affect our business.

We may invest in the preferred equity of other entities. However, we will not control the management, investment decisions, or operations of these companies. Management of those enterprises may decide to change the nature of their assets, or management may otherwise change in a manner that is not satisfactory to us. We will have no ability to affect these management decisions and we may have only limited ability to dispose of our investments.

Risks Associated with Debt Financing

We are likely to obtain mortgage indebtedness and other borrowings, which increases our risk of loss due to potential foreclosure.

We plan to obtain long-term financing that may be secured by our multifamily construction and development projects. In some instances, we may acquire multifamily construction and development projects by financing a portion of the price of the multifamily construction and development projects and mortgaging or pledging some or all of the multifamily construction and development projects purchased as security for that debt. We may also incur mortgage debt on multifamily construction and development projects that we already own in order to obtain funds to acquire additional multifamily construction and development projects, to fund property improvements and other capital expenditures, to make distributions, and for other purposes. In addition, if we elect to be taxed as a REIT, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). We, however, can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms.

Incurring mortgage debt increases the risk of loss of a multifamily construction and development project since defaults on indebtedness secured by a multifamily construction and development project may result in lenders initiating foreclosure actions. In that case, we could lose the multifamily construction and development project securing the loan that is in default, reducing the value of our stockholders’ investment. For tax purposes, a foreclosure of any of our multifamily construction and development projects would be treated as a sale of the multifamily construction and development project for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. In addition, if we elect to be taxed as a REIT, only such taxable income could become subject to an entity-based tax, an excise tax, or the 100% tax on prohibited transactions depending upon the facts and circumstances. We may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own our multifamily construction and development projects. When we give a guaranty on behalf of an entity that owns one of our multifamily construction and development projects, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single multifamily construction and development project could affect many multifamily construction and development projects.

Our multifamily construction and development projects and multifamily development-related assets may be cross-collateralized.

We may obtain a line of credit or other debt financing which we may utilize to invest in multifamily construction and development projects and multifamily development-related assets. Thus, our assets may be cross-collateralized. We have not obtained a commitment for the line of credit. Therefore, the amount and terms of the line of credit are uncertain and will be negotiated by our officers. No assurance can be given that future cash flow will be sufficient to make the debt service payments on any loans and to cover all operating expenses. If our revenues are insufficient to pay debt service and operating costs, we may be required to seek additional working capital. There can be no assurance that such additional funds will be available. The degree to which we are leveraged could have an adverse impact on us, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and (iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

High mortgage rates or changes in underwriting standards may make it difficult for us to finance or refinance multifamily construction and development projects, which could reduce the number of multifamily construction and development projects we can acquire, our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of multifamily construction and development projects. If we place mortgage debt on a multifamily construction and development project, we run the risk of being unable to refinance part or all of the multifamily construction and development project when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance multifamily construction and development projects, our income could be reduced. We may be unable to refinance or may only be able to partly refinance multifamily construction and development projects if underwriting standards, including loan to value ratios and yield requirements, among other requirements, are more strict than when we originally financed the multifamily construction and development projects. If any of these events occurs, our cash flow could be reduced and/or we might have to pay down existing mortgages. This, in turn, would reduce cash available for distribution to our stockholders, could cause us to require additional capital and may hinder our ability to raise capital by issuing more shares or by borrowing more money.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter into may contain covenants that limit our ability to further mortgage a property or that prohibit us from discontinuing insurance coverage. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Increases in interest rates could increase the amount of our debt payments and limit our ability to make distributions to our stockholders.

We expect that we will incur debt in the future and increases in interest rates will increase the cost of that debt, which could reduce the cash we have available for distributions. Additionally, if we incur variable-rate debt, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our stockholders’ investment.

Our charter does not limit us from incurring debt. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our stockholders’ investment.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may obtain loans that require interest-only payments for a number of years before we are required to make payments on the principal. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest- only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum, or “balloon,” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

We are uncertain of our sources for funding our future capital needs. If we do not have sufficient funds from operations to cover our expenses or to fund improvements to our multifamily construction and development projects and cannot obtain debt or equity financing on acceptable terms, our ability to cover our expenses or to fund improvements to our multifamily construction and development projects may be adversely affected.

The proceeds of this offering will be used primarily for investments in multifamily construction and development projects and multifamily development-related assets. To date, we have not had sufficient funds from operations to cover all of our expenses. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our multifamily construction and development projects or for any other reason, sources of funding may not be available to us. If we do not have sufficient funds from cash flow generated by our assets or out of net sale proceeds, or cannot obtain debt or equity financing on acceptable terms, our financial condition and ability to make distributions may be adversely affected.

The derivative financial instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

We may use derivative financial instruments, such as interest rate cap or collar agreements and interest rate swap agreements, to hedge exposures to changes in interest rates on loans secured by our assets, but no hedging strategy can protect us completely. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. If we elect to be taxed as a REIT, these instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT gross income tests.

We may not have sufficient funds to pay interest payments if the interest rates increase significantly.

It is anticipated that loans we obtain may have variable interest rates. In the event that the interest rate on any loan increases significantly, we may not have sufficient funds to pay the required interest payments. In such event, the continued ownership of the applicable multifamily construction and development project may be threatened.

Federal Income Tax Risks

We have not yet determined when, or whether, to elect to be taxed as a REIT.

Our board of directors has not yet determined whether we will elect to be taxed as a REIT and/or when any such election would be effective. In addition, even if we do make an election to be taxed as a REIT, our governing documents provide that the board of directors may revoke or otherwise terminate the REIT election of the Company, without the approval of holder of the common stock, if the board determines that it is no longer in the best interest of the stockholders to continue to qualify as a REIT. During any period in which we do not have an election in place to be taxed as a REIT (which could be the entirety of a stockholder’s holding period of our stock), we would be subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders and any distributions we do make would not qualify for the dividends paid deduction, which may have adverse consequences on the total return to holders of our common stock. We can make no assurance that we will ever elect to be taxed as a REIT or, if we do make such an election, that such REIT election will be in place during a stockholder’s entire holding period of our stock.

If we determine not to elect to be taxed as a REIT or if we elect to be taxed on a REIT and we fail to quality as a REIT, then the failure to be taxed as a REIT would reduce our net earnings available for investment or distribution and would adversely affect the timing, amount, and character of distributions to stockholders.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets, and other tests imposed by the Code. If we determine not to elect to be taxed as a REIT or if we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, if we fail to quality as a REIT after electing to be taxed as a REIT, we would generally be disqualified from qualifying as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable taxes. For a discussion of the REIT qualification tests and other considerations relating to our potential election to be taxed as a REIT, see “U.S. Federal Income Tax Considerations.”

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we elect to be taxed as a REIT and we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

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In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders (which is determined without regard to the dividends-paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will generally be subject to federal corporate income tax on the undistributed income.

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We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income, and 100% of our undistributed income from prior years.

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If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

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If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by one of our TRSs or we qualified for a “safe harbor” under the Code.

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We may, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT.

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To the extent we provide certain services or hold properties for sale and/or engage in other activities through one or more TRSs, the income of those subsidiaries will be subject to U.S. federal income tax at regular corporate rates.

•	To the extent that we conduct operations outside of the United States, our operations would subject us to applicable foreign taxes, regardless of our status as a REIT for U.S. tax purposes.

If we elect to be taxed as a REIT, we intend to make distributions to our stockholders to comply with the REIT requirements of the Code.

The ownership limits that apply to REITs, as prescribed by the Code and by our charter (including while we are taxed as a regular C corporation), may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and our ability to qualify as a REIT even while we are taxed as a C corporation. Our charter also provides that, unless exempted by our board of directors, no person may own more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value of our outstanding capital stock. Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code or otherwise failing to qualify as a REIT. These ownership limits could delay or prevent a transaction or a change in control of our company that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

If we elect to be taxed as a REIT, REIT distribution requirements could adversely affect our ability to execute our business plan.

To qualify as a REIT, we must distribute to our stockholders each year 90% of our REIT taxable income (which is determined without regard to the dividends-paid deduction or net capital gain). From time to time, we may generate taxable income greater than our income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we elect to be taxed as a REIT and we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices, or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. As a result, compliance with the REIT distribution requirements could adversely affect the market value of our common stock. The inability of our cash flow to cover our distribution requirements could have an adverse impact on our ability to raise short and long-term debt or sell equity securities. In addition, if we are compelled to liquidate our assets to repay obligations to our lenders or make distributions to our stockholders, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business or we may be subject to an entity-level tax on built-in gains in assets we acquired on a tax deferred basis from C corporations (including assets we held with a built-in gain as of the date our REIT election was effective). Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

If we elect to be taxed as a REIT, dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

The maximum regular U.S. federal income tax rate for certain qualified dividends payable to U.S. holders of our common stock that are individuals, is 20% (the same as long-term capital gains). Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 37.0% regular maximum U.S. federal income tax rate on ordinary income of a noncorporate U.S. holder. However, as set forth in the Tax Cuts and Jobs Act, for taxable years prior to 2026, individual shareholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%. Such dividends are also not eligible for the dividend received deduction generally available to corporations with respect to dividends from U.S. corporations. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock if we elect to be taxed as a REIT.

To maintain REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders’ overall return.

If we elect to be taxed as a REIT, then in order to qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets, and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance.

If we elect to be taxed as a REIT, then, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Legislative or regulatory tax changes could adversely affect us or stockholders.

At any time, the federal income tax laws or regulations governing REITs or C corporations or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation, or administrative interpretation.

On November 16, 2017, the U.S. House of Representatives passed the Tax Cuts and Jobs Act (H.R. 1). On December 2, 2017, the Senate passed a different version of the Tax Cuts and Jobs Act. On December 15, 2017, the House and Senate released a Conference report reconciling the House and Senate bills and producing a bill, which was subsequently adopted by both the House and the Senate, and signed into law by the President on December 22, 2017.

The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. The deduction of net interest expense is limited for all businesses, other than certain electing businesses, including certain real estate businesses. There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Internal Revenue Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may adversely affect the residential mortgage markets in which we may invest.

Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.

If we elect to be taxed as a REIT, then the failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may make mezzanine loans. The Internal Revenue Service (“IRS”) has provided a safe harbor in Revenue Procedure 2003-65 for structuring mezzanine loans so that they will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75% gross income test, as discussed below. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make mezzanine loans that do not meet all of the requirements of the safe harbor. In the event a mezzanine loan does not meet the safe harbor and we have elected to be taxed as a REIT, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to continue to qualify as a REIT.

If we elect to be taxed as a REIT, then the treatment of an investment in preferred equity could adversely affect our ability to qualify as a REIT.

We may make investments in preferred equity in an entity that directly or indirectly owns real property. Although economically comparable to investments in mezzanine loans in many cases, investments in preferred equity will generally be treated differently for tax purposes. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), we will generally be treated as owing an interest in the underlying real estate and other assets of the partnership for tax purposes. As a result, if we elect to be taxed as a REIT, then absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize our compliance with the REIT income and asset tests. In addition, the treatment of interest-like preferred returns in a partnership or disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income. In many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. If we elect to be taxed as a REIT, the IRS could challenge our treatment of such preferred equity investment for purposes of applying the REIT income and asset tests and, if such a challenge were sustained, we could fail to continue to qualify as REIT. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. In addition, if the issuer of the preferred equity is taxed as a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, qualified REIT subsidiary or TRS.

Our lack of control over the activities of Cottonwood Joint Ventures, Development Joint Ventures or other subsidiary partnerships in which we hold a direct or indirect interest could cause us to violate the REIT requirements if we elect to be taxed as a REIT.

A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs. Thus, our proportionate share of the assets and items of income of any Cottonwood Joint Venture, Affiliate Development Joint Venture, Third party Development Joint Venture and any other partnership entity in which we hold a direct or indirect interest (other than through a TRS), will be treated as our assets, liabilities and items of income for purposes of applying the REIT income and asset tests. As a result, to the extent that we hold, directly or indirectly, interests in partnerships that we do not control, there is no certainty that they will be operated in a REIT-compliant manner. We will cause Cottonwood Joint Ventures and Affiliate Development Joint Ventures to be operated in a REIT-compliant manner and intend to require that Third Party Development Joint Ventures be operated in a REIT-compliant manner, but we cannot assure you that we will be successful. Accordingly, we may decide to hold our interests in such partnerships through TRSs. If we elect to be taxed as a REIT and were to hold a direct or indirect interests in a joint venture or other partnership entity outside of a TRS and such joint venture or partnership did not operate in a REIT-compliant manner, we could suffer adverse consequences, including becoming subject to entity-level income or excise taxes, being liable for the 100% tax on prohibited transactions (as discussed below) or our failure to qualify as a REIT.

If we elect to be taxed as a REIT, non-United States investors may be subject to FIRPTA on the sale of shares of our common stock if we are unable to qualify as a “domestically controlled qualified investment entity.”

Except with respect to a “qualified foreign pension fund” or a non-United States person that is a “qualified shareholder” under the Code, a non-United States person disposing of a United States real property interest, including shares of a United States corporation whose assets consist principally of United States real property interests, is generally subject to a tax, known as FIRPTA, on the gain recognized on the disposition of such interest. FIRPTA does not apply, however, to the disposition of shares in a REIT if the REIT is a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (the continuous five year period ending on the date of disposition or, if shorter, the entire period of the REIT’s existence), less than 50% in value of its shares is held directly or indirectly by non-United States holders. If we elect to be taxed as a REIT, we cannot assure you that we will qualify as a domestically controlled qualified investment entity. If we were to fail to so qualify as a domestically controlled qualified investment entity but were otherwise taxed as a REIT, gain realized by a non-United States investor that is not a “qualified foreign pension fund” or a “qualified shareholder” on a sale of our common stock would be subject to FIRPTA unless our common stock was regularly traded on an established securities market and the non-United States investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock.

If we do not elect to be taxed as a REIT or are not otherwise taxed as a REIT, non-United States investors may be subject to FIRPTA on the sale of shares of our common stock.

Except with respect to a “qualified foreign pension fund”, a non-United States person disposing of a United States real property interest, including shares of a United States corporation whose assets consist principally of United States real property interests, is generally subject to a tax under FIRPTA on the gain recognized on the disposition of such interest. However, the FIRPTA exception described above that applies to the disposition of shares in a REIT if the REIT is a “domestically controlled qualified investment entity” will not apply to us if we are taxed as a C corporation that has not made a REIT election. Accordingly, gain realized by a non-United States investor that is not a “qualified foreign pension fund” on a sale of our common stock would be subject to FIRPTA unless our common stock was regularly traded on an established securities market and the non-United States investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

If we elect to be taxed as a REIT, we may owe certain entity-level taxes on the built-in gains on our assets that exist upon the date of our election.

If we elect to be taxed as a REIT and we acquire an asset from a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation, we may be subject to an entity-level tax upon a taxable disposition of such asset during a 5-year period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 21%, to the lesser of (i) the excess, if any, of the asset’s fair market value over our basis in the asset on the acquisition date, or (ii) the gain we recognized in the disposition. The amount described in clause (i) is referred to as “built-in gain.” Gain from a sale of such an asset occurring after the 5-year period ends will not be subject to this built-in gain tax. To the extent we first elect to be taxed as a REIT in a taxable year other than our taxable year ending December 31, 2017 and we have previously acquired directly or indirectly (through joint ventures or otherwise) properties or other assets prior to the taxable year in which our REIT election is effective, then such property and assets may be subject to this built-in gains tax upon disposition if they had a built-in gain as of the effective date of our REIT election, because we will be treated as having acquired such asset from a C corporation on the date such REIT election is effective. We cannot provide any assurance that we will be able to avoid taxes on built-in gains of former C corporation assets.

If we elect to be taxed as a REIT, we must distribute all of our non-REIT earnings and profits at the end of our first REIT taxable year and there may be uncertainties relating to such distributions.

To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. Such non-REIT earnings and profits generally will include any accumulated earnings and profits of any corporations acquired by us (or whose assets we acquire), which, for this purpose, would include any earnings and profits we have in a taxable year in which we were taxed as a C corporation prior to the taxable year in which our REIT election is effective. Thus, we will have to distribute any such non-REIT accumulated earnings and profits that we generated from our existence as a C corporation prior to the end of our first taxable year as a REIT. However, the determination of the amounts of any such non-REIT earnings and profits is a complex factual and legal determination. If we do not have other funds available to make such a distribution, we could be required to borrow funds, sell investments at disadvantageous prices, or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy this distribution requirement. These alternatives could increase our costs or reduce our equity. As a result, the requirement to distribute all of our non-REIT earnings and profits could adversely affect the market value of our common stock. In addition, if we are compelled to liquidate our assets to make such distributions, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business or we may be subject to an entity-level tax on certain built-in gains in assets acquired on a tax deferred basis from C corporations.

If we elect to be taxed as a REIT, complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation and/or currency risks, including gain from the disposition of certain hedging transactions, will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument (i) hedges interest rate risk on liabilities incurred to carry or acquire real estate; (ii) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests; or (iii) hedges against hedging transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transaction described in clause (i) or (ii), and such hedge complies with certain identification requirements. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, if we elect to be taxed as a REIT, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

If we elect to be taxed as a REIT, then if we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is generally not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. If we elect to be taxed as a REIT and the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. We can provide no assurance that we will not be treated as inadvertently paying preferential dividends.

If we elect to be taxed as a REIT, equity participation in mortgage and mezzanine loans may result in taxable income and gains from these properties, which could adversely impact our REIT status.

If we participate under a loan in any appreciation of the properties securing the loan or its cash flow and the IRS characterizes this participation as “equity,” we might have to recognize income, gains and other items from the property for federal income tax purposes. If we elect to be taxed as a REIT, this could affect our ability to qualify as a REIT.

If we elect to be taxed as a REIT, sales of our assets may constitute “prohibited transactions”, which are subject to a 100% tax.

If we elect to be taxed as a REIT, then our net income derived from prohibited transactions will be subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years (which period, for property being developed, does not begin to run until the property is placed in service) and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. For example, if we elect to be taxed as a REIT at a time when we had previously acquired assets or property, the date of our acquisition of such property for this purpose may be considered the date our REIT election is effective as opposed to the date we actually acquired the property. If we elect to be taxed as a REIT, then we intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. However, part of our investment strategy is to purchase assets that provide an opportunity for gain through capital appreciation, and we may sell such assets if beneficial opportunities arise. Therefore, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. If we elect to be taxed as a REIT, then the potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

If we elect to be taxed as a REIT, then the ability of the board of directors to revoke the REIT election of the Company without the approval of the holders of our common stock may cause adverse consequences to holders of our common stock.

Our governing documents provide that the board of directors may revoke or otherwise terminate the REIT election of the Company, without the approval of holder of the common stock, if the board determines that it is no longer in the best interest of the stockholders to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of its net taxable income to its stockholders, which may have adverse consequences on our total return to holders of our common stock.

If we elect to be taxed as a REIT, then our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

If we elect to be taxed as a REIT, then as a REIT, we generally will not be able to provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at disadvantage to competitors who are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

If we elect to be taxed as a REIT, then although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of securities of one or more TRSs. In addition, rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are treated as not being conducted on an arm’s-length basis. If we elect to be taxed as a REIT, then we may jointly elect with one or more companies for those companies to be treated as a TRS under the Code for U.S. federal income tax purposes. These companies and any other TRSs that we form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification. Although we will monitor the aggregate value of the securities of such TRSs and intend to conduct our affairs so that such securities will represent less than 20% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

Our warehousing arrangement with Cottonwood Residential O.P., LP may be subject to recharacterization by the IRS and could generate nonqualifying income, which could jeopardize our REIT status.

If we are considered to be a related party to Cottonwood Residential O.P., LP at the time we acquire an asset from Cottonwood Residential O.P., LP, the IRS could challenge the price at which we acquire such asset as not conforming to applicable “transfer pricing” rules. In the event the IRS determines that we paid less than fair market value for such an asset, we may be deemed to have received an imputed payment from Cottonwood Residential O.P., LP. The U.S. federal income tax treatment of any such payment is uncertain, and if we elect to be taxed as a REIT, such payment may not constitute qualifying income for purposes of the 75% or 95% REIT gross income tests. In the event that we elect to be taxed as a REIT and we recognize significant imputed payments from our transactions with Cottonwood Residential O.P., LP, we may fail to meet either or both of the gross income tests, and consequently such failure could cause us to fail to qualify as a REIT.

We may receive “guaranteed payments” from our joint ventures that constitute nonqualifying income, which could jeopardize our REIT status.

We anticipate that each joint venture agreement will contain a distribution waterfall whereby distributable cash from the project will be distributed in a predetermined manner between the joint venturers. Certain payments to us pursuant to the waterfall (e.g., the distribution to us of a preferred return on our invested capital) may constitute “guaranteed payments” for U.S. federal income tax purposes. The U.S. federal income tax treatment for purposes of REIT gross income of any such guaranteed payment is uncertain, and if we elect to be taxed as a REIT, such payment may not constitute qualifying income for purposes of the 75% or 95% REIT gross income tests. In the event that we recognize significant guaranteed payments from our joint ventures, we may fail to meet either or both of the gross income tests applicable to REITs, and consequently such failure could cause us to fail to qualify as a REIT.

Our investments may not generate qualifying income for several years, which could cause us to fail to qualify as a REIT or delay our election to be taxed as a REIT.

Because our strategy is to invest in construction and development projects, it may be several years between the time we invest in a project and the time that project starts to generate income for us. As a result, in our first few taxable years we may have minimal or no qualifying income for purposes of the 75% or 95% REIT gross income tests. While income from certain temporary investments (e.g., generally limited to stock or debt instruments) of new capital that would not otherwise be qualifying income under the 75% and 95% gross income tests may be qualifying income for this purpose for the first year after such capital is contributed to us, there can be no guaranty that we, or a joint venture in which we invest, will invest our new capital in a manner that complies with the requirements of this rule. If we have insufficient qualifying income from our projects in our first year and the investment of our new capital does not generate qualifying income under the exception attributable to the temporary investment of new capital, we may fail to meet either or both of the gross income tests applicable to REITs, which could cause us to fail to qualify as a REIT if we had previously elected to be taxed as a REIT, for such taxable year or could cause us to delay, or refrain from, making an election to be taxed as a REIT. In addition, if we attempt to earn qualifying income from the temporary investment of new capital by investing in certain stock or securities eligible for such temporary income exception and we are unable to invest a sufficient amount of the proceeds from sales of our stock in qualifying real estate following the one-year period during which such exception is applicable, we could also fail one or more of the gross asset tests. Consequently if we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT.

Your investment has various tax risks.

Although the provisions of the Code generally relevant to an investment in shares of our common stock are described in “U.S. Federal Income Tax Considerations,” we urge you to consult your tax advisor concerning the effects of United States federal, state, local and non-U.S. tax laws to you with regard to an investment in shares of our common stock.

Retirement Plan Risks

If the fiduciary of an employee pension benefit plan subject to ERISA (such as profit sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or the Code as a result of an investment in our common stock, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Code (such as an IRA) that are investing in our shares. Fiduciaries investing the assets of such a plan or account in our common stock should satisfy themselves that:

•	the investment is consistent with their fiduciary and other obligations under ERISA and the Code;

•	the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan’s or account’s investment policy;

•	the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;

•	the investment in our shares, for which no public market exists, as of the date of this offering circular, is consistent with the liquidity needs of the plan or IRA;

•	the investment will not produce an unacceptable amount of “unrelated business taxable income” for the plan or IRA;

•	our stockholders will be able to comply with the requirements under ERISA and the Code to value the assets of the plan or IRA annually; and

•	the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

With respect to the annual valuation requirements described above, we will provide an estimated value for our shares annually. We can make no claim whether such estimated value will or will not satisfy the applicable annual valuation requirements under ERISA and the Code. The Department of Labor or the IRS may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common stock. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. ERISA plan fiduciaries and IRA custodians should consult with counsel before making an investment in our common stock.

We may become subject to Title I of ERISA.

If for any reason our assets are deemed to be “plan assets” because we do not qualify as either a “real estate operating company” or a “venture capital operating company” and there is no other exemption available to prevent our assets from being deemed “plan assets,” certain transactions, including acquisitions, sales and exchanges of properties, might constitute non-exempt prohibited transactions under Section 406 of ERISA and/or Section 4975 of the Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability. In addition, if our assets are deemed to be “plan assets,” our management may be considered to be fiduciaries under ERISA. In this regard, while we intend to be structured to qualify as either a “real estate operating company” or a “venture capital operating company,” fiduciaries of employee benefit plans subject to Title I of ERISA and/or Section 4975 of the Code should make an independent determination whether such status can be achieved.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	risks associated with the development and construction of real estate, including the cost of construction delays and cost overruns;

•	failure of acquisitions and development projects to yield anticipated results;

•	the timing and cost of completion of apartment communities under construction or development;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate developed properties and operations;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	whether we determine to elect to be taxed as a REIT or to be taxed as a regular C corporation and, if we elect to be taxed as a REIT, our failure to maintain our status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	legislative or regulatory changes impacting our business or our assets;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•

our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act and other laws;

•	changes to generally accepted accounting principles, or GAAP; and

•	any of the other risks included in this offering circular, including those set forth under the heading “Risk Factors.”

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. They are based on estimates and assumptions only as of the date of this offering circular. We undertake no obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law.

PLAN OF DISTRIBUTION

General

We are offering a maximum of up to $32,686,418 in shares of our common stock on a “best-efforts maximum” basis through Orchard Securities, LLC, our managing broker-dealer. Because this is a “best-efforts maximum” offering, Orchard Securities, LLC must use only its best efforts to sell the shares and has no firm commitment or obligation to purchase any of our shares. We are offering up to $32,686,418 in shares of common stock in our offering at $10.00 per share; our board of directors may determine that we will offer our shares at our estimated value per share (which shall be our net asset value per share) as determined by our board of directors. We are limiting our sales in the state of Texas to no more than $10,000,000 in shares of common stock and in the state of Washington to no more than $5,000,000 in shares of common stock.

This offering is intended to qualify as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act. In preparing this offering circular, we have elected to comply with the applicable disclosure requirements of Form S-11 under the Securities Act.

There is no established trading market for our shares, and there may never be one. We do not have any current plans to seek to list our shares on a national securities exchange. Therefore, it will be difficult for you to sell your shares. Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. See “Investment Criteria” on page 5 of this offering circular for more information. For general information on investing, we encourage you to refer to www.investor.gov.

Compensation of Managing Broker-Dealer and Soliciting Dealers

Except as provided below, Cottonwood Capital Property Management II, LLC will pay the managing broker-dealer selling commissions of up to 6% of the gross proceeds from this offering. Cottonwood Capital Property Management II, LLC will also pay the managing broker-dealer a managing broker-dealer fee of up to 3% of the gross proceeds from this offering as compensation for acting as the managing broker-dealer and for expenses incurred in connection with marketing our shares and wholesaler compensation. Of this managing broker-dealer fee, Orchard Securities, LLC will pay 1.25% of the total amount of proceeds from this offering to certain wholesalers that may be employees of Cottonwood Residential Inc. or Cottonwood Residential O.P., LP. Of this managing broker-dealer fee, the managing broker-dealer will re-allow up to 1.00% of the total amount of proceeds from this offering on a non-accountable basis to the selling group members, in select cases up to 1.25% of the total amount of proceeds from this offering will be re-allowed. In circumstances where 1.00% of offering proceeds are reallowed, the managing broker-dealer fee will be 2.75%. Neither we nor Cottonwood Capital Property Management II, LLC will pay referral or similar fees to any accountants, attorneys, or other persons in connection with the distribution of the shares. In no event will the maximum amount of compensation to be paid to FINRA members exceed 9% of the gross offering proceeds in this offering (exclusive of the total non-transaction based compensation paid to certain employees of our sponsor). We will not be responsible for paying any selling commissions or managing broker-dealer fees. The maximum amount of non-transaction based items of compensation to be paid in connection with this offering, including, but not limited to the non-transaction based compensation allocated to dual-employees, will not exceed 1% of the gross offering proceeds.

The managing broker-dealer may authorize certain other broker-dealers who are members of FINRA, who we refer to as soliciting dealers, to sell our shares. In the event of the sale of shares by soliciting dealers, the managing broker-dealer will re-allow all of its selling commissions to the soliciting dealers. In addition, as described above, the managing broker-dealer will re-allow a portion of its managing broker-dealer fee to soliciting dealers to be paid to such soliciting dealers as marketing fees and for reimbursement of offering-related expenses. The maximum amount of reimbursements will be based on factors such as the number of shares sold by soliciting dealers, the assistance of such soliciting dealers in marketing the offering, and due diligence expenses incurred.

We have agreed to indemnify the soliciting dealers and the managing broker-dealer against any and all loss, liability, claim, damage and expense whatsoever arising out of or based upon:

(1)

Any untrue statement or alleged untrue statement of a material fact contained in the offering statement, (as from time to time amended and supplemented), or in any application or other document filed in any jurisdiction in order to qualify the shares under or exempt the offering of the shares from the registration or qualification requirements of the securities laws thereof unless any of the soliciting dealer or the managing broker-dealer know such statement to be untrue;

(2)

The omission or alleged omission from the offering statement (as from time to time amended and supplemented) of a material fact required to be stated therein or necessary to make the statements therein not misleading unless any of the soliciting dealers or the managing broker-dealer know such statement to be untrue;

(3)

Our failure as a result of our acts or omissions to comply with any of the applicable provisions of the Securities Act, Regulation A or the regulations thereunder, or any applicable state laws or regulations;

(4)	Any verbal or written representations made by us in connection with this offering in violation of the Securities Act, or any other applicable federal or state securities laws and regulations; or

(5)

Our breach of any term, condition, representation, warranty or covenant in the Managing Broker-Dealer Agreement (a copy of which is provided in Exhibit 1.1, which is filed as an exhibit to the offering statement of which this offering circular forms a part).

Indemnification of the soliciting dealers and the managing broker-dealer will not be allowed to the extent any loss, liability, claim, damage or expense arises out of or is based upon any untrue statement or alleged untrue statement of material fact made by the soliciting dealers, the managing broker-dealer or any of their agents, or any omission or alleged omission of a material fact required to be disclosed by the soliciting dealers, the managing broker-dealer or any of their agents.

Subscription Procedures

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form included in Exhibit 4, which is filed as an exhibit to the offering statement of which this offering circular forms a part) for a specific number of shares and pay for the shares at the time of your subscription. You should make your check payable to “Cottonwood Multifamily Opportunity Fund, Inc.” Completed subscription agreements and payments should be sent by your broker-dealer or registered investment advisor, as applicable, to DST Systems, Inc., at the address set forth in the subscription agreement. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We have a period of 30 days after receipt of the subscription agreement to accept or reject the subscription agreement. If rejected, we will return all funds to the rejected subscribers within ten business days. If accepted, the funds will be transferred into our general account. You will receive a confirmation of your purchase.

Suitability

The soliciting dealers and registered investment advisors recommending the purchase of shares in this offering have the responsibility to make every reasonable effort to determine that your purchase of shares in this offering is a suitable and appropriate investment for you based on information provided by you regarding your financial situation and investment objectives. In making this determination, these persons have the responsibility to ascertain that you:

•	meet the minimum income and net worth standards set forth under “Investment Criteria” immediately following the cover page of this offering circular;

•	can reasonably benefit from an investment in our shares based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation;

•	are in a financial position appropriate to enable you to realize to a significant extent the benefits described in this offering circular of an investment in our shares; and

•	have apparent understanding of:

•	the fundamental risks of the investment;

•	the risk that you may lose your entire investment;

•	the lack of liquidity of our shares;

•	the restrictions on transferability of our shares; and

•	the tax consequences of your investment.

Relevant information for this purpose will include at least your age, investment objectives, investment experience, income, net worth, financial situation, and other investments as well as any other pertinent factors. The soliciting dealers and registered investment advisors recommending the purchase of shares in this offering must maintain, for a six-year period, records of the information used to determine that an investment in shares is suitable and appropriate for you.

Minimum Purchase Requirements

Generally, you must initially invest at least $10,000 (based on 1,000 shares of our common stock at the initial offering price) to be eligible to participate in this offering, but this minimum investment requirement may be reduced on a case by case basis at the discretion of the sponsor. You may not transfer fewer shares of our common stock than the minimum purchase requirement. In addition, you may not transfer, fractionalize or subdivide your shares so as to retain less than the number of shares required for the minimum purchase. In order to satisfy this minimum purchase requirement for individual retirement accounts, or IRAs, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $10. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $10.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act and Rule 251(d)(2)(i)(C) of Regulation A. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Certificates Will Not be Issued

We will not issue stock certificates. Instead, our common stock will be recorded and maintained on a shareholder register that we maintain or that we engage a transfer agent to maintain. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to shareholders upon request and without charge.

ESTIMATED USE OF PROCEEDS

The following table sets forth information about how we intend to use the proceeds raised in this offering assuming that we sell the maximum of $32,686,418 in shares of common stock (excluding the 1,000 shares of common stock that we sold to Cottonwood Residential O.P., LP for $10,000 prior to the date of this offering circular in connection with our initial capitalization). Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Depending primarily upon the number of shares we sell in this offering and assuming a $10.00 purchase price for shares sold in this offering, we estimate that we will use 100% of the gross proceeds from this offering, or $10.00 per share, for investments in multifamily construction and development projects and multifamily development-related assets, including making mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

	Maximum Offering
	Amount	Percentage of Gross Proceeds
Gross Offering Proceeds(1)	$32,686,418	100.00%
Selling Commissions, Managing Broker-Dealer Fee and Organizational and Offering Expenses(2)(3)	3,268,642	10%
Selling Commissions, Managing Broker-Dealer Fee and Organizational and Offering Expenses Paid by our Sponsor	(3,268,642)	(10%)
Available for Investment(2)(3)	32,686,418	100.00%

Total Application(4)(5)	$32,686,418	100.00%

(1)

In the event that an investment requires capital in excess of the amount required for such investment, Cottonwood Residential O.P., LP has indicated it is willing to make a loan to us for the amount needed to invest in such investment. Any such loan will bear interest at a rate not to exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates. We will use the proceeds from the sale of shares to repay the principal and accrued interest on any such loan made. Alternatively, Cottonwood Residential O.P., LP may close and fund an investment and warehouse such investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. Our purchase price in any such transaction will be no more than the price paid for the investment by Cottonwood Residential O.P., LP or its affiliates, plus any acquisition and warehousing expenses. We will also assume any debt related to the investment, including accrued interest.

(2)

We are not responsible for paying any selling commissions or managing broker-dealer fees to the managing broker-dealer or any organizational or offering expenses. Cottonwood Capital Property Management II, LLC will be responsible for paying the managing broker-dealer selling commissions in an amount up to 6% of the purchase price of the shares sold by soliciting dealers, which the managing broker-dealer will re-allow to the soliciting dealers. In addition, Cottonwood Capital Property Management II, LLC will pay the managing broker-dealer a managing broker-dealer fee of up to 3% of the gross offering proceeds for acting as the managing broker-dealer and for expenses incurred in connection with marketing our shares and wholesaler compensation. The managing broker-dealer may re-allow part of the managing broker-dealer fee to soliciting dealers. Cottonwood Capital Property Management II, LLC will also pay our organizational and offering expenses, including our legal, accounting, printing, mailing and filing fees, and transfer agent expenses. We expect organizational and offering expenses (other than selling commissions and the managing broker-dealer fee) to be approximately 1% of the gross proceeds from the offering if we raise the maximum offering amount. For more details on Cottonwood Capital Property Management II, LLC’s obligation to pay such expenses see the Three-Party Agreement in Exhibit 6.6, which is filed as an exhibit to the offering statement of which this offering circular forms a part. Our organizational documents permit us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our organizational documents do not limit the amount of funds we may use from any source to pay such distributions. If we make distributions from sources other than our cash flow from operations, we will have less funds available for investment in multifamily construction and development projects and multifamily development-related assets located throughout the United States. If our sponsor does not pay the selling commissions, managing broker-dealer fees and organizational offering expenses, we will not sell the applicable shares of common stock.

(3)

Our sponsor is paying all selling commissions and managing broker-dealer fees and all organizational and offering expenses. In turn, our sponsor and its affiliates will enter into certain contracts with us and will receive certain fees pursuant to those contracts. These contracts are described in “Management Compensation” in the row titled, “Fees from Other Services – Affiliates of Cottonwood.” If our sponsor did not pay the selling commissions and managing broker-dealer fees and organizational and offering expenses, the terms of the contracts between us and our sponsor may have been on terms that are more advantageous to us. The contracts between us and our sponsor (and its affiliates) are fixed until June 30, 2025 (subject to extensions if our initial term is extended). As a result, the percentage amount of the fees paid to our sponsor are fixed and will not increase. Potential investors should consult their investment advisors.

(4)

Until required in connection with investment in multifamily construction and development projects and multifamily development-related assets, substantially all of the proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. Amounts available for investment from this offering may also include anticipated capital improvement expenditures and leasing costs.

(5)	We may also utilize proceeds from a line of credit (if obtained) or other financing to invest in multifamily construction and development projects and multifamily development-related assets.

MANAGEMENT

Board of Directors

We operate under the direction of our board of directors. The board of directors is responsible for the management and control of our affairs. The current board members are Daniel Shaeffer, Chad Christensen and Gregg Christensen. The current Chief Executive Officer is Daniel Shaeffer, the current Chairman of the Board and President is Chad Christensen and the current Chief Legal Officer is Gregg Christensen.

Our board of directors is classified into three classes. Gregg Christensen is a Class I director, Chad Christensen is a Class II director and Daniel Shaeffer is a Class III director. Each class of directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Although the number of board members may be increased or decreased, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed for fraud, gross negligence or willful misconduct as determined by non-appealable decision of a court of competent jurisdiction, or by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Our charter and bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Under Maryland law, our directors must perform their duties in good faith and in a manner each director believes to be in our best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties. All of our directors are also directors of Cottonwood Residential II, Inc., Cottonwood Multifamily REIT I, Inc. and Cottonwood Multifamily REIT II, Inc. and Daniel Shaeffer and Chad Christensen are also directors of Cottonwood Communities, Inc. As a result, we do not have any independent directors or management and conflicts of interest may arise. For more details, see “Conflicts of Interest.”

In addition to meetings of the various committees of the board of directors, which committees we describe below, we expect our directors to hold at least four regular board meetings each year.

Our general investment and borrowing policies are set forth in this offering circular. Our directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers follow these policies and that these policies continue to be in the best interests of our stockholders. Unless modified by our directors, we will follow the policies on investments and borrowings set forth in this offering circular.

Investment Committee

We have established an investment committee that is charged with identifying and investigating potential investment opportunities for us. The investment committee analyzes and approves any investment to be made by us. The investment committee has three committee members and, as of the date of this offering circular, is comprised of Daniel Shaeffer, Chad Christensen and Gregg Christensen. The investment committee may request information from third parties in making its recommendations.

Committees of the Board of Directors

Our board of directors may delegate many of its powers to one or more committees, in addition to the investment committee discussed above.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors.

Name*	Age**	Positions
Daniel Shaeffer	48	Chief Executive Officer, Director and Investment Committee Member
Chad Christensen	45	President, Chairman of the Board, Director and Investment Committee Member
Gregg Christensen	49	Chief Legal Officer and Secretary, Director and Investment Committee Member
Susan Hallenberg	50	Chief Financial Officer and Treasurer

*	The address of each executive officer and director listed is 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121.
**	As of June 30, 2018.

Daniel Shaeffer is the Chief Executive Officer, Director and a member of the investment committee. Mr. Shaeffer’s primary responsibilities include overseeing acquisitions, capital markets and strategic planning. He is also involved with our marketing and capital raising activities. As of the date of this offering circular, Mr. Shaeffer also serves as the Chief Executive Officer and a Director of Cottonwood Residential II, Inc. and as Director and a member of the investment committee for Cottonwood Multifamily REIT I, Inc. and Cottonwood Multifamily REIT II, Inc., two same-sponsored real estate investment trusts that raised $50 million in offerings that were also qualified as “Tier 2” offerings pursuant to Regulation A promulgated under the Securities Act. In addition, he is Director and Chairman of the Board for Cottonwood Communities, Inc., a real estate investment trust sponsored by Cottonwood Residential II, Inc. that is conducting a public offering on Form S-11 for up to $750 million. Before co-founding Cottonwood Capital Properties, LLC, a predecessor to Cottonwood Residential, Inc., in 2004, Mr. Shaeffer worked as a senior equities analyst with Wasatch Advisors of Salt Lake City. Prior to joining Wasatch Advisors, Mr. Shaeffer was a Vice President of Investment Banking at Morgan Stanley. In that role he focused primarily on public company mergers and acquisitions as well as public capital markets transactions involving equity, debt and hybrid securities. Mr. Shaeffer began his career with Ernst & Young working in the firm’s audit department. Mr. Shaeffer has been involved in real estate development, management, acquisition, disposition and financing for more than 14 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for more than 14 years. Mr. Shaeffer holds an International MBA from the University of Chicago Graduate School of Business and a BS in Accounting from Brigham Young University and is a Certified Public Accountant.

Chad Christensen is the President, Chairman of the Board, Director and a member of the investment committee. Mr. Christensen oversees our financial and general operations. Mr. Christensen is also actively involved in our acquisitions, marketing and capital raising activities. As of the date of this offering circular, Mr. Christensen also serves as Director and a member of the investment committee for Cottonwood Multifamily REIT I, Inc. and Cottonwood Multifamily REIT II, Inc. In addition, he is Director for Cottonwood Communities, Inc. Before co-founding Cottonwood Capital Properties, LLC, a predecessor to Cottonwood Residential, Inc., in 2004, Mr. Christensen worked with the Stan Johnson Company, a national commercial Real Estate Brokerage firm in Tulsa, Oklahoma. The vision and business plan for Cottonwood Capital Properties, LLC stemmed from Mr. Christensen’s experience working with tenant-in-common sponsors while at the Stan Johnson Company. Early in his career, Mr. Christensen founded Paramo Investment Company, a small investment management company. Mr. Christensen has been involved in real estate development, management, acquisition, disposition and financing for more than 16 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for more than 16 years. Mr. Christensen holds a MBA from The Wharton School at the University of Pennsylvania with an emphasis in Finance and Real Estate and a BA in English from the University of Utah. Mr. Christensen also holds an active real estate license. Chad Christensen and Gregg Christensen are brothers.

Gregg Christensen is the Chief Legal Officer, Secretary, Director and a member of the investment committee. Mr. Christensen oversees and coordinates all legal aspects of our company and is also actively involved in our operations, acquisitions, and due diligence activities. As of the date of this offering circular, Mr. Christensen also serves as the Executive Vice President, Secretary, General Counsel and a Director of Cottonwood Residential II, Inc. and as Chief Legal Officer, Secretary, Director and a member of the investment committee for Cottonwood Multifamily REIT I, Inc. and Cottonwood Multifamily REIT II, Inc. In addition, he is Executive Vice President, Secretary, and General Counsel for Cottonwood Communities, Inc. Prior to joining Cottonwood Residential, Inc., Mr. Christensen was a principal, managing director and general counsel of Cherokee & Walker, an investment company focused on real estate investments and private equity investments in real estate related companies. Previously, Mr. Christensen practiced law with Nelson & Senior in Salt Lake City. His areas of practice included real estate and corporate law. He is a member of the Utah State Bar, as well as the Bar of the United States District Court for the District of Utah. Mr. Christensen has been involved in real estate development, management, acquisition, disposition and financing for approximately 22 years and with the acquisition, origination, management, disposition and financing of real estate-related debt investments for approximately 22 years. Mr. Christensen holds an Honors Bachelor of Arts Degree in English from the University of Utah and a Juris Doctorate Degree from the University of Utah, S.J. Quinney College of Law. Gregg Christensen and Chad Christensen are brothers.

Susan Hallenberg is the Chief Financial Officer and Treasurer. In this role, she oversees all aspects of our financial, accounting, treasury, and risk management functions. Additionally, Ms. Hallenberg handles our investor relations. As of the date of this offering circular, Ms. Hallenberg also serves as the Chief Financial Officer and Treasurer of Cottonwood Residential II, Inc. and as Chief Accounting Officer and Treasurer for Cottonwood Multifamily REIT I, Inc., Cottonwood Multifamily REIT II, Inc., and Cottonwood Communities, Inc. Prior to joining Cottonwood Residential, Inc., Ms. Hallenberg served as Acquisitions Officer for Phillips Edison & Company, a real estate investment company. She also served as Vice President for Lend Lease Real Estate Investments, where her responsibilities included financial management of a large mixed-use real estate development project and the underwriting, financing and reporting on multifamily housing development opportunities in the Western United States using tax credit, tax-exempt bond, and conventional financing. She also worked for Aldrich Eastman & Waltch for two years as an Assistant Portfolio Controller. Ms. Hallenberg started her career at Ernst & Young where she worked in the firm’s audit department for four years. Ms. Hallenberg is a Certified Public Accountant and holds a BA in Economics/Accounting from The College of the Holy Cross.

Compensation of Directors

Our board of directors has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity. However, as of the date of this offering circular, we do not intend to pay our board members or officers any compensation for serving as members of our board of directors and officers, respectively.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee, from and against any claim or liability to which such individual may become subject or which such individual may incur by reason of his or her service in such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses (including legal fees) in advance of final disposition of a proceeding to, any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member, manager, employee or agent and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any officer, employee or agent who, at the request of our company, serves or had served in any of the capacities described above.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Initial Investment by Cottonwood Residential O.P., LP

Cottonwood Residential O.P., LP has invested $10,000 in us through the purchase of 1,000 shares of our common stock at $10.00 per share. Cottonwood Residential O.P., LP may not sell any of these shares during the period Cottonwood Capital Property Management II, LLC serves as our sponsor. Although nothing prohibits Cottonwood Residential O.P., LP or its affiliates from acquiring additional shares of our common stock, as of the date of this offering circular, they do not have any options or warrants to acquire any shares.

Other Affiliates

Property and Asset Manager

To avail ourselves of the experience, sources of information, advice, assistance and certain facilities available to Cottonwood Capital Property Management II, LLC, we will enter into the Asset Management Agreement with Cottonwood Capital Property Management II, LLC (which is included in Exhibit 6.3, which is filed as an exhibit to the offering statement of which this offering circular forms a part). In addition, our operating partnership may enter into property management agreements (the form of which is attached in Exhibit 6.4, and filed as an exhibit to the offering statement of which this offering circular forms a part) with Cottonwood Capital Property Management II, LLC with respect to our multifamily construction and development projects owned by our operating partnership, and our operating partnership and Cottonwood Residential O.P., LP may cause the Cottonwood Joint Ventures to enter into property management agreements with respect to the multifamily construction and development projects owned by the Cottonwood Joint Ventures. For more information, see the Three-Party Agreement in Exhibit 6.6, which is filed as an exhibit to the offering statement of which this offering circular forms a part. The Form of Property Management Agreement in Exhibit 6.4 will be used by the Cottonwood Joint Ventures and Cottonwood Capital Property Management II, LLC, but the form is subject to any changes required by the lender or the development joint venture partner. These contracts are, or will be, long-term contracts that cannot be terminated other than because of the fraud, gross negligence or willful misconduct of Cottonwood Capital Property Management II, LLC.

The property and asset manager’s office is located at 6340 South 3000 East, Suite 500, Salt Lake City, Utah 84121. The property and asset manager was formed on January 25, 2008. Our directors and officers hold key positions at our property and asset manager. For more information about their background and experience, see “Management—Executive Officers and Directors.”

We will pay Cottonwood Capital Property Management II, LLC an annual asset management fee for providing asset management services in an amount equal to 0.75% of the projected project cost during development and 0.75% of the gross book value of our assets (until such time as our board of directors has established a net asset value of our assets, at which point it shall equal 0.75% of the gross asset value determined pursuant to the most recent net asset value); provided that, the value of any assets acquired after our determination of a net asset value will be the gross book value of the assets until such assets are included in a net asset value determination. Gross book value or gross asset value (as applicable) will be determined based on our pro rata ownership interest in the underlying real estate (including the pro rata value of any budgeted development-related project costs and/or debt underlying any mezzanine loans, preferred equity, and/or common equity investments) and other assets and liabilities, without regard to GAAP consolidation or equity method accounting principles. We plan to determine the net asset value of our common stock no later April 25, 2020, which date is 150 days following the second anniversary of this offering being qualified by the SEC, and annually thereafter. The asset management fee will be paid by us and not the Cottonwood Joint Ventures. As a result, it will be paid from our share of income generated by the Cottonwood Joint Ventures. For more details, see the Asset Management Agreement in Exhibit 6.3, which is filed as an exhibit to the offering statement of which this offering circular forms a part.

Following the stabilization of a project, our operating partnership or our joint ventures may pay Cottonwood Capital Property Management II, LLC an annual property management fee of up to 3.5% of the monthly gross receipts generated at our properties for services it provides in connection with operating and managing each multifamily construction and development project. Cottonwood Capital Property Management II, LLC may also receive for its services in supervising any renovation or construction project in excess of $5,000 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended and a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site. In the event that Certis Construction, LLC, an affiliate of Cottonwood Capital Property Management II, LLC, has been hired as the general contractor with respect to any renovation or construction project, Cottonwood Capital Property Management II, LLC will not receive the construction management fee for such renovation or construction project. Cottonwood Capital Property Management II, LLC and its affiliated entities will also receive additional compensation for other services related to the multifamily construction and development projects. If our sponsor does not pay the selling commissions, managing broker-dealer fees and organizational offering expenses, we would not sell any shares of common stock. For more details, see “Management Compensation.”

Our sponsor is paying all selling commissions and managing broker-dealer fees and all organizational and offering expenses. In turn, our sponsor and its affiliates will become our asset manager and may become the property manager for our multifamily construction and development projects. If our sponsor did not pay the selling commissions and managing broker-dealer fees and organizational and offering expenses, the terms of the contracts between us and our sponsor may have been on terms that are more advantageous to us. The property management fee and asset management fee have been determined by the Three-Party Agreement between us, our operating partnership and our sponsor, which makes reference to the Asset Management Agreement and Form of Property Management Agreement. These contracts will terminate on June 30, 2025, which may be extended for up to four additional one-year periods as set forth in our charter. Potential investors should consult their investment advisors.

MANAGEMENT COMPENSATION

Although we have executive officers who will manage our operations, we have no paid employees. Our board of directors will manage our day-to-day affairs and Cottonwood Capital Property Management II, LLC will manage our portfolio of multifamily construction and development projects and multifamily development-related assets, subject to the board of directors’ supervision. The following table summarizes all of the compensation and fees that will be paid to Cottonwood Capital Property Management II, LLC and its affiliates in connection with this offering, including amounts to reimburse their costs in providing services. We will not reimburse Cottonwood Capital Property Management II, LLC for the salaries and benefits paid to our officers in connection with services for which Cottonwood Capital Property Management II, LLC receives fees.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for $50,000,000 Total Raised
Organization and Offering Stage

Managing Broker-Dealer Fee	Cottonwood Capital Property Management II, LLC will pay the managing broker-dealer a managing broker-dealer fee of up to 3% of the gross proceeds from this offering. Of this managing broker-dealer fee, Orchard Securities, LLC will pay 1.25% of the total amount of proceeds from this offering to certain wholesalers that may be employees of Cottonwood Residential Inc. or Cottonwood Residential O.P., LP. We will not be responsible for paying the managing broker-dealer fee.	The total fee paid to Orchard Securities, LLC – $1,500,000.

Sales Commissions	Cottonwood Capital Property Management II, LLC will pay the managing broker-dealer selling commissions of up to 6% of the gross proceeds from this offering. Certain employees of Cottonwood Residential II, Inc. or Cottonwood Residential O.P., LP may sell shares of our common stock, in which case Orchard Securities, LLC, will re-allow the selling commissions to those employees. We will not be responsible for paying the sales commissions.	$3,000,000

Operational Stage

Property Management Fees -–Affiliated Property Manager	Following the stabilization of a project, our operating partnership or the Cottonwood Joint Ventures may hire Cottonwood Capital Property Management II, LLC to perform property management services. The property management fee potentially payable with respect to each property will be up to 3.5% of the gross revenue of each property managed.	Actual amounts depend upon the gross revenue of the properties and therefore cannot be determined at this time.

Lease-up Fee – Affiliated Property Manager	During the development of a project, Cottonwood Capital Property Management II, LLC may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.	Cannot be determined at this time.

Development Fee – Affiliated Property Manager	Cottonwood Capital Property Management II, LLC, or an affiliate, may receive, for services provided in developing a property, a fee in an amount not to exceed 5% of the project budget of the multifamily construction and development project.	Cannot be determined at this time.

General Contractor Fee – Affiliated Property Manager	Cottonwood Capital Property Management II, LLC, or an affiliate, may receive, for general contracting services provided, a fee in an amount not to exceed 5% of the project budget of the multifamily construction and development project.	Cannot be determined at this time.

Construction Management Fees – Affiliated Property Manager	Following the stabilization of a project, Cottonwood Capital Property Management II, LLC may receive for its services in supervising any renovation or construction project in excess of $5,000 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. In the event that Certis Construction, LLC, an affiliate of Cottonwood Capital Property Management II, LLC, has been hired as the general contractor with respect to any renovation or construction project, Cottonwood Capital Property Management II, LLC will not receive the construction management fee for such renovation or construction project. No construction management fee will be paid in connection with the development of a project.	Actual amounts depend upon the amount expended on a given renovation or construction project and therefore cannot be determined at this time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for $50,000,000 Total Raised

Asset Management Fee – Affiliated Asset Manager	We will pay Cottonwood Capital Property Management II, LLC an annual asset management fee for providing asset management services in an amount equal to 0.75% of the projected project cost during development and 0.75% of the gross book value of our assets (until such time as our board of directors has established a net asset value of our assets, at which point it shall equal 0.75% of the gross asset value determined pursuant to the most recent net asset value); provided that, the value of any assets acquired after our determination of a net asset value will be the gross book value of the assets until such assets are included in a net asset value determination. Gross book value or gross asset value (as applicable) will be determined based on our pro rata ownership interest in the underlying real estate (including the pro rata value of any budgeted development-related project costs and/or debt underlying any mezzanine loans, preferred equity, and/or common equity investments) and other assets and liabilities, without regard to GAAP consolidation or equity method accounting principles. We plan to determine the net asset value of our common stock no later April 25, 2020, which date is 150 days following the second anniversary of this offering being qualified by the SEC, and annually thereafter. The asset management fee will be paid by us and not the Cottonwood Joint Ventures. As a result, it will be paid from our share of income generated by the Cottonwood Joint Ventures.	Actual amounts depend upon the gross offering proceeds we raise in this offering and therefore cannot be determined at this time.

Promotional Interest in Cottonwood Joint Ventures	Our operating partnership and Cottonwood Residential O.P., LP will form a new joint venture for each investment in which we jointly invest. As described below in “Investment Objectives and Criteria—Joint Ventures with Developers”, we expect that each investment in which the Cottonwood Joint Ventures invest will be made through joint ventures with third-party developers or an Affiliated Developer.	Cannot be determined at this time.

Cash from each Cottonwood Joint Venture shall be distributed as follows: (i)to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their accrued but undistributed 9% preferred return, until the partners have been distributed an amount equal to their accrued but undistributed 9% preferred return; (ii)100% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture until their capital contributions have been returned; (iii)(a)50% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture and (b)50% to Cottonwood Residential O.P., LP, until Cottonwood Residential O.P., LP has received an amount pursuant to this clause (b) equal to 20% of the total amount distributed to the partners (our operating partnership and Cottonwood Residential O.P., LP) pursuant to item (i) above and this item (iii); and (iv)80% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture and 20% to Cottonwood Residential O.P., LP.

Taking into consideration the distributions from each Cottonwood Joint Venture, Cottonwood Residential O.P., LP is effectively receiving a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture which is subordinated to our receipt of a 9% preferred return. The Cottonwood Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will not be passed through to our shareholders.

Interest in Development Joint Ventures	Each Cottonwood Joint Venture will form a new joint venture with a third-party developer or Affiliated Developer to make investments in multifamily construction and development projects.	Cannot be determined at this time

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for $50,000,000 Total Raised

We anticipate that each development joint venture agreement will contain a distribution waterfall whereby distributable cash from the project, after payment of any third-party developer fee and promote, will be distributed in a predetermined manner between the Cottonwood Joint Venture and the developer.

If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, in addition to developer fees, the Affiliated Developer will be able to receive all or a portion of a promoted interest of approximately (i) 25% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives an 8% return on investment, (ii) 35% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 12% return on investment, and (iii) 50% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 16% return on investment. We expect that the final terms of the promote will be no less favorable to the investors than this structure, but the final structure will be a determined on a deal by deal basis in the future.

Property Management Corporate Service Fee	Cottonwood Capital Property Management II, LLC may allocate a fee each month to each of the Cottonwood Joint Ventures which is intended to allocate certain costs incurred by Cottonwood Capital Property Management II, LLC and its affiliated entities with respect to all assets under management by such entities including, without limitation, technical support, postage, legal fees, travel, payroll services, marketing fees, LRO/revenue management and Yardi services. Cottonwood Capital Property Management II, LLC believes that the size of its management platform results in economies of scale with respect to such costs and relative to what these costs would be if charged by a third party to us or the Cottonwood Joint Ventures. This fee may vary each month and will be dependent on the number of assets managed by Cottonwood Capital Property Management II, LLC and its affiliates and the actual overhead expenses incurred. Cottonwood Capital Property Management II, LLC will have the right to retain any excess over actual costs and the amount of the fee charged.	Cannot be determined at this time.

Insurance Fee	Cottonwood Capital Property Management II, LLC, through its wholly-owned insurance company, may provide insurance for the multifamily construction and development projects and, in such circumstance, will receive a risk management fee equal to 10 % of the insurance premium. Cottonwood Capital Property Management II, LLC will also be entitled to retain any excess of the funded aggregate deductible not used to pay claims. Green Tree Risk Management, Inc., a licensed insurance broker affiliated with Cottonwood Capital Property Management II, LLC, may receive 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily construction and development projects.	Cannot be determined at this time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount for $50,000,000 Total Raised
Fees from Other Services – Affiliates of Cottonwood Capital Property Management II, LLC	We may retain third parties, including certain affiliates of Cottonwood Capital Property Management II, LLC, for necessary services relating to our investments or our operations, including any construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of Cottonwood Capital Property Management II, LLC for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.	Cannot be determined at this time.

Liquidation Stage

Reduced Sale Price	If Cottonwood Residential O.P., LP purchases our operating partnership’s interest, the purchase price to be paid by Cottonwood Residential O.P, LP will be reduced by the customary closing costs, fees and commissions in the jurisdiction in which the multifamily construction and development projects are located which would be applied if the Cottonwood Joint Ventures sold such multifamily construction and development projects in a third party sale.	Impracticable to determine at this time.

STOCK OWNERSHIP

The following table sets forth the beneficial ownership of our common stock as of the date of this offering circular for each person or group that holds more than 5% of our common stock, for each director and executive officer and for our directors and executive officers as a group. As of September 30, 2018, we have 1,376,603 shares of common stock outstanding and no beneficial owners of more than 5% of our common stock. Beneficial ownership includes outstanding shares of common stock and shares of common stock which are not outstanding, but that any person has the right to acquire within 60 days after the date of this offering circular. However, any such shares of common stock which are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares of common stock beneficially owned by any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of All Shares
Directors and Executive Officers:
Daniel Shaeffer, Chief Executive Officer and Director	0	—
Chad Christensen, President, Chairman of the Board and Director	0	—
Gregg Christensen, Chief Legal Officer, Secretary and Director	0	—
All directors and executive officers as a group (3 persons)	0	—

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with Cottonwood Residential O.P., LP, Cottonwood Residential II, Inc., Cottonwood Capital Property Management II, LLC, our asset manager and potential property manager for the Cottonwood Joint Ventures, and the Affiliated Developers. The members of our board of directors and our officers are also members of the board of directors and/or officers of Cottonwood Residential II, Inc. and Cottonwood Capital Property Management II, LLC. We discuss these conflicts below.

Fiduciary Duties Owed by Our Directors and Officers to Our Affiliates

All of our executive officers and directors, and the key real estate professionals are also officers, directors, managers, key professionals, and/or holders of a direct or indirect controlling interest in or for:

•	Cottonwood Residential O.P., LP, our partner in the Cottonwood Joint Ventures, and Cottonwood Residential II, Inc., its general partner; and

•	Cottonwood Capital Property Management II, LLC, the property and asset manager.

Some of these persons also serve as executive officers and directors, and the key real estate professionals in and for Cottonwood Residential O.P., LP’s other affiliates. They may also have an interest in any developer that Cottonwood Residential II, Inc. may acquire an interest in or create in the future. As a result, such persons owe fiduciary duties to Cottonwood Residential O.P., LP and/or its affiliates. These fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us. In the future, these persons may organize other real estate-related programs and acquire for their own account real estate-related investments that may be suitable for us.

Our Affiliates’ Interests in Cottonwood Residential O.P., LP

General

All of our executive officers and directors, and other key real estate professionals are also officers, directors, managers, key professionals and/or holders of a direct or indirect voting controlling interest (but not a controlling economic interest) in Cottonwood Residential O.P., LP, Cottonwood Residential II, Inc. and their affiliates, including the property and asset manager. These individuals have legal and financial obligations with respect to Cottonwood Residential O.P., LP and Cottonwood Residential, Inc. and the stockholders and investors in such entities which are similar to their obligations to us. Thus, there may be conflicts of interest with respect to the officers’ and director’s obligations and duties to Cottonwood Residential O.P., LP and its affiliates and their obligations and duties to us and our affiliates. In the future, these persons may also form other real estate investment vehicles, to which they will have similar obligations.

Allocation of Investment Opportunities

We will rely on Cottonwood Residential O.P., LP to identify suitable investments. Many investment opportunities that are suitable for us may also be suitable for Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. or other programs sponsored by such persons or their affiliates. Our sponsor and its affiliates has formed Cottonwood Multifamily REIT I, Inc., Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc. which may be investing proceeds from their offerings at the same time. It is the intent of Cottonwood Residential O.P., LP and us that Cottonwood Residential O.P., LP and its affiliates will allocate potential investments between entities that are sponsored by Cottonwood Residential O.P., LP and its affiliates in a manner designed to meet each entity’s investment objectives by considering the investment portfolios of each entity, the cash available for investment by each entity and diversification objectives. Cottonwood Residential O.P., LP may, but is not required to, present potential investments in multifamily development-related assets to our operating partnership.

Allocation of Our Affiliates’ Time

We rely on our board of directors and the team of real estate professionals that Cottonwood Residential O.P., LP has assembled for the day-to-day operation of our business. Cottonwood Residential O.P., LP and Cottonwood Residential, Inc. and other investment programs managed and controlled by Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. are also advised by many of the same real estate and management professionals as will future Cottonwood Residential O.P., LP sponsored programs. In addition, Cottonwood Capital Property Management II, LLC has acted as the sponsor to Cottonwood Multifamily REIT I, Inc. As a result of their interests in Cottonwood Residential O.P., LP and other Cottonwood Residential O.P., LP programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities on behalf of themselves and others, these real estate and management professionals will likely face conflicts of interest in allocating their time among us and Cottonwood Residential O.P., LP other Cottonwood Residential O.P., LP sponsored programs and other business activities in which they are involved. Our executive officers and our key real estate and management professionals are not obligated to devote a fixed amount of their time to us.

We believe that our executive officers and the other key professionals have sufficient time to fully discharge their responsibilities to us and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer or affiliate devotes to us will vary during the course of the year and depend on our business activities at the given time. Because we have not commenced operations, it is difficult to predict specific amounts of time an executive officer or affiliate will devote to us. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands. Because many of the operational aspects of Cottonwood Residential O.P., LP programs are very similar, there are significant efficiencies created by the same team of individuals providing services to multiple programs.

Receipt of Fees and Compensation by Cottonwood Residential O.P., LP and its Affiliates

Cottonwood Residential O.P., LP will receive a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for our operating partnership.

We intend to engage Cottonwood Capital Property Management II, LLC, which is indirectly owned by Cottonwood Residential O.P., LP, as our asset manager and potentially our property manager for our multifamily construction and development projects. The asset management agreement and the property management agreements will be long-term contracts that cannot be terminated other than because of the fraud, gross negligence or willful misconduct of Cottonwood Capital Property Management II, LLC. Cottonwood Capital Property Management II, LLC will receive compensation for its services as the asset manager of our assets and may receive compensation for any services as property manager. Among other matters, this compensation arrangement could affect our judgment with respect to:

•	the continuation, renewal or enforcement of the property management agreements between us, our subsidiaries and Cottonwood Capital Property Management II, LLC; and

•	decisions regarding the disposition of assets that would result in the termination of any property management agreement.

Cottonwood Joint Venture Decisions

Our operating partnership intends to enter into one or more joint ventures with Cottonwood Residential O.P., LP. The Cottonwood Joint Venture agreements require that certain major decisions regarding the Cottonwood Joint Venture be made by both our operating partnership and Cottonwood Residential O.P., LP. Our operating partnership’s interests and the interests of Cottonwood Residential O.P., LP may not be similar. Because the same persons are members of our board of directors and members of the board of directors of Cottonwood Residential II, Inc., the general partner of Cottonwood Residential O.P., LP, there will likely be a conflict of interest between their obligations to Cottonwood Residential O.P., LP and their obligations to us and our operating partnership.

Acquisition of Assets from Affiliates

We may acquire multifamily construction and development projects, mezzanine loans, or preferred equity investments from our sponsor and its affiliates in the future. There will be conflicts between our sponsor’s interest in selling such projects and our interest in purchasing such projects. There can be no assurance that the terms of the sale, including the purchase price, will be at market terms.

INVESTMENT OBJECTIVES AND CRITERIA

General

Our investment objectives are to:

•	preserve, protect and return invested capital;

•	pay attractive cash distributions to stockholders from our investments or upon stabilization of our properties; and

•	realize capital appreciation upon the sale of our investments over the long term.

Our board of directors may revise our investment policies, which we describe in more detail below, without the approval of our stockholders.

Investment Strategy

We will use the proceeds of this offering to (i) invest directly or indirectly in multifamily construction and development projects and multifamily development-related assets located throughout the United States; and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. Specifically, we may enter into joint ventures with established developers and/or operators, including Affiliated Developers, to develop, own, operate, finance and manage multifamily construction and development projects and multifamily development-related assets located throughout the United States. We intend to refinance the stabilized multifamily construction and development projects that result from such projects with a permanent loan approximately one to two years after stabilization. We intend to do all of our investing through our operating partnership and anticipate that all or substantially all of our investments will be made through our joint ventures with Cottonwood Residential O.P., LP, which we refer to as the Cottonwood Joint Ventures, which may in turn enter into joint ventures with third party developers or Affiliated Developers, which we refer to as the development joint ventures. Cottonwood Residential O.P., LP generally will own at least a 10% interest in each joint venture, but its ownership may vary on a joint venture by joint venture basis in its sole discretion. In the event that Cottonwood Residential O.P., LP declines to participate in an investment that our board of directors has approved, we may invest in the development joint venture directly.

In connection with any development joint venture, we intend to partner with a broad network of best-in-class operators, joint venture partners and property and construction management teams who can provide a competitive edge for deal sourcing, efficient management and local market knowledge. We intend to partner with established builders, developers and operators who understand the complexities of multifamily development and have specialized experience in site selection, architecture and design, zoning and planning approvals, construction management and tenant build-out. This roster of partners can help improve strategy execution and mitigate risk. Working in partnership with our development joint venture partners, we intend to take advantage of our understanding of pricing and market dynamics gained through our experience as an active investor in Class A multifamily construction and development projects. This focused market and sector knowledge should enable us to understand and execute quickly and capably on exit or recapitalization opportunities.

We anticipate that our ultimate portfolio will be comprised primarily of (i) Class A multifamily construction and development projects and/or (ii) mezzanine loans to or preferred equity investments in entities that have been formed for the purpose of developing multifamily construction and development projects.

We will seek to develop and actively manage income-producing properties, with the objective of providing a stable and secure source of income for our stockholders and maximizing potential returns upon disposition of our assets through capital appreciation. We will primarily target projects that are located in major metropolitan areas in the western, southwestern and southeastern regions of the United States that have, in the opinion of the board of directors, attractive investment dynamics for developers and property owners. During the lease-up period and/or after stabilization, we, or the Cottonwood Joint Ventures, may engage Cottonwood Capital Property Management II, LLC to manage our multifamily construction and development projects and provide leasing and other related services. Alternatively, a third-party developer or an Affiliated Developer may manage the multifamily construction and development projects and provide leasing and other related services. We generally view these communities as long term opportunities and expect to hold them over the term of the fund, but we will be opportunistic in determining when to sell such community.

We may also make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. We anticipate that the mezzanine loans may have no security, may be directly or indirectly secured by the applicable multifamily construction and development project or may be structured so that we or the Cottonwood Joint Ventures have the right to foreclose on the ownership interests in the entity to which we are making the mezzanine loan. We anticipate that we will not have significant voting rights with respect to an entity in which we make a preferred equity investment and will have payment positions similar to subordinated debt.

Multifamily Construction and Development Projects. We will identify multifamily construction and development projects based upon the following criteria:

•	Investment Criteria: We will select multifamily construction and development projects by evaluating a number of property, design and market characteristics, including:

•	being located in a primary market or a secondary market (as defined below);

•	construction quality and design of the to be developed property;

•	occupancy rates and demand for similar existing properties in the area;

•	leasing rates and tenant trends, including median income, job growth and employment prospects in the local economy and other demographics;

•	complexity of the development plan and the stabilization strategy;

•

tax and regulatory issues related to developing and owning a multifamily construction and development project in the region, including potential tax incentives and credits from local, state and federal governments and agencies;

•	estimated construction timeline, construction budget, and expected timing and cost of lease-up and stabilization;

•	physical characteristics including quality of existing infrastructure and roadways and access to transportation, parks, schools, entertainment and other amenities;

•	availability and pricing of construction financing;

•	zoning, permitting and entitlement considerations;

•	environmental issues, including results of environmental site assessments;

•	the experience of, and our economic arrangement with, the proposed developer and operator;

•	expectations that the planned multifamily construction and development project will have a minimum occupancy of at least 85% following stabilization;

•	expectations that the planned multifamily construction and development project will derive at least 75% of its projected stabilized net operating income from rental apartments;

•

Diversification Criteria: The board of directors and the advisor will attempt to acquire multifamily construction and development projects in diverse locations so that we are not overly concentrated in a single area, to be determined in the board of directors’ sole discretion. However, we are not precluded from owning multiple projects in a particular area if our board of directors has determined that the ownership of such projects is in our best interests.

Additional Offerings Sponsored by Cottonwood Residential O.P., LP. We will rely on Cottonwood Residential O.P., LP to identify suitable investments. Many investment opportunities that are suitable for us may also be suitable for Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. or other programs sponsored by such persons or their affiliates. It is the intent of Cottonwood Residential O.P., LP and us that Cottonwood Residential O.P., LP and its affiliates will allocate potential investments between entities that are sponsored by Cottonwood Residential O.P., LP and its affiliates in a manner designed to meet each entity’s investment objectives by considering the investment portfolios of each entity, the cash available for investment by each entity and diversification objectives. Cottonwood Residential O.P., LP may, but is not required to, present potential investments in multifamily development-related assets that do not meet our investment criteria to our operating partnership.

Investments Generally. Our board of directors may, in its sole discretion, approve an investment by our operating partnership in a multifamily construction and development project that does not satisfy the investment criteria and diversification criteria (listed above) if the board of directors determines that the multifamily construction and development project otherwise satisfies our investment objectives.

Primary Markets. We consider the following metropolitan areas to be primary markets:

•	Orlando, Florida

•	Atlanta, Georgia

•	Dallas, Texas

•	Houston, Texas

•	Austin, Texas

•	Phoenix, Arizona

•	Denver, Colorado

•	Salt Lake City, Utah

•	Miami, Florida

•	Tampa, Florida

•	Portland, Oregon

•	Charlotte, North Carolina

•	Nashville, Tennessee

•	Raleigh, North Carolina

•	Durham, North Carolina

•	San Antonio, Texas

Secondary Markets: We will also be able to opportunistically invest in secondary markets as selected by the board at their discretion.

Promotional Interest. In exchange for identifying investment opportunities for our operating partnership, Cottonwood Residential O.P., LP will receive a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture. If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, the Affiliated Developer will be able to receive all or a portion of a promoted interest of approximately (i) 25% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives an 8% return on investment, (ii) 35% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 12% return on investment, and (iii) 50% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 16% return on investment. We expect that the final terms of the promote will be no less favorable to the investors than this structure, but the final structure will be a determined on a deal by deal basis in the future.

Investment Committee

We have established an investment committee that analyzes and approves any investment to be made by us. The investment committee has three committee members and, as of the date of this offering circular, is comprised of Daniel Shaeffer, Chad Christensen and Gregg Christensen. The investment committee may request information from third parties in making its recommendations.

Properties

Investments

It is anticipated that we will make our investments in multifamily construction and development projects, as described above, through our Cottonwood Joint Ventures which in turn will enter into joint venture agreements with third party developers or an Affiliated Developer. These development joint ventures will, as applicable, acquire the land, seek entitlements and permits, and manage the construction or development process. We may also enter into contribution agreements whereby an investor in a real estate construction or development project desires to exchange its interest in the project for limited partner units in our operating partnership. If this occurs, we will amend and restate the partnership agreement of our operating partnership. In connection with such contribution agreements, we may enter into a tax indemnification agreement with the investor to indemnify them in the event that a tax is triggered on the sale of such asset. As of the date of this offering circular, the acquisition structure for such properties is unknown, but it is anticipated to be as described in “Investment Strategy” above. Cottonwood Residential O.P., LP may invest in a multifamily construction and development project and warehouse such investment until we have sufficient funds to invest in the project. In such event, Cottonwood Residential O.P., LP will transfer a portion of its interest in the project to us at a price equal to the price paid by Cottonwood Residential O.P., LP for such interest plus any acquisition and warehousing expenses. Such warehousing expenses may include any interest or other expenses incurred by Cottonwood Residential O.P., LP in acquiring and warehousing such investment.

If we elect to be taxed as a REIT, our ability to dispose of property during the first few years following its acquisition (which may include the effective date of our REIT election to the extent we had properties as of such date) could be restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Internal Revenue Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, to the extent we elect to be taxed as a REIT, we will attempt to structure any disposition of our properties with respect to which we believe we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Internal Revenue Code or through the use of a TRS. However, no assurance can be made that any such structuring will be successful or that our view that our sale of a property should not be treated as a sale of property held primarily for sale in the ordinary course of business will be respected by the taxing authorities. See “U.S. Federal Income Tax Considerations—Taxation of Our Company.”

Alternatively, the risk of incurring the 100% tax may require us to forgo an otherwise attractive sale opportunity. In addition, if we elect to be taxed as a REIT and we acquire an asset with a built-in gain from a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation, we may be subject to an entity-level tax upon a taxable disposition of such asset during a 5-year period following the acquisition date. To the extent we first elect to be taxed as a REIT in a taxable year other than our taxable year ending December 31, 2017 and we have previously acquired directly or indirectly (through joint ventures or otherwise) properties or other assets prior to the taxable year in which our REIT election is effective, then such property and assets may be subject to this built-in gains tax upon disposition if they had a built-in gain as of the effective date of our REIT election, because we will be treated as having acquired such asset from a C corporation on the date such REIT election is effective. See “U.S. Federal Income Tax Considerations—Taxation of Our Company.”

Financing

We intend to finance the investments in multifamily construction and development projects with proceeds of this offering, capital contributions from our joint venture partners and construction loans obtained from third party lenders. Approximately one to two years after the multifamily construction and development projects that result from such projects become stabilized, we intend to refinance the properties with a permanent loan. Alternatively, we may refinance during the pre-stabilization period in the discretion of our board of directors if the board of directors deems it to be in our best interest, or the best interest of our stockholders, to obtain such financing. Upon stabilization, the developer may require us to obtain permanent financing in certain circumstances. The construction loan will be repaid with the proceeds received from any such financing.

We anticipate the use of moderate leverage to enhance total cash flow to our stockholders. With respect to construction loans, we will target an aggregate loan-to-cost ratio for the multifamily construction and development projects of between 65% and 75%, based on the anticipated construction and development costs of the projects; provided, however, that we may obtain construction loans that are less than or exceeds such loan-to-cost ratio, with the consent of our joint venture partners as necessary, if the board of directors, with the consent of our joint venture partners as necessary, deems it to be in the best interest of our stockholders, to obtain such financing. With respect to permanent financing, we will target an aggregate loan-to-value ratio for the stabilized multifamily construction and development projects of between 50% and 70%, based on the fair market value of the multifamily construction and development project at the time that the permanent financing is obtained; provided, however, that we may obtain permanent financing that is less than or exceeds such loan-to-value ratio, with the consent of our joint venture partners as necessary. We anticipate that all construction loans for the multifamily construction and development projects will be guaranteed by our development partner. Upon stabilization, the developer may require us to obtain permanent financing in certain circumstances, and thereby remove the guarantee. All permanent financing for the stabilized multifamily construction and development projects will be non-recourse to the Cottonwood Joint Ventures, our development partner, our operating partnership and us. However, it is likely that the developer and/or at least one of the Cottonwood Joint Venture partners, which is anticipated to be Cottonwood Residential O.P., LP, but could also include us, will be required to enter into guaranties for the loans that relate to certain non-recourse carve-outs. The terms of any financing to be obtained are not known as of the date of this offering circular and we have not obtained any financing commitments for any multifamily construction and development projects.

Cottonwood Residential O.P., LP may, but is not obligated to, lend us money. All of the terms and conditions of such loan shall be determined by us and Cottonwood Residential O.P., LP; provided however that the interest rate on any such loan shall not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates.

Operations

In the future, our board of directors will consider alternatives for providing liquidity to our stockholders, each of which is referred to as a “liquidity event,” including the sale of our assets, a sale or merger of our company or a listing of our shares on a national securities exchange. In making the decision regarding which type of liquidity event to pursue, our board of directors will try to determine which available alternative method would result in the greatest value for our stockholders. Our board of directors has determined that the liquidity event will occur no later than June 30, 2025, also known as the termination date (which may be extended for two 1-year extensions in the sole discretion of our board of directors and may be extended for two additional 1-year extensions by a majority vote of the stockholders). Board approval and stockholder approval of such extension must take place at least three months before the scheduled termination date. If our board of directors does not approve an extension we will begin an orderly sale of our assets within a one-year period from the date of termination. If we do not get stockholder approval to extend the term we will begin an orderly sale of our assets within a one-year period from the date of termination. If our stockholders approve the second and last 1-year extension, we will begin an orderly sale of our assets within a one-year period from the final termination date (December 31, 2028). The precise timing of such sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to us and our stockholders. It is possible that we may merge with Cottonwood Residential II, Inc. or its affiliates.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of our stockholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section

6 of the Exchange Act, any over-the-counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our stockholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by our stockholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Exchange Act, any over-the-counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to our stockholders. For more details, see Article XII of our Charter in Exhibit 2.1.

Acquisition of Assets from Affiliates

We may acquire multifamily construction and development projects, mezzanine loans, or preferred equity investments from our sponsor and its affiliates in the future. There will be conflicts between our sponsor’s interest in selling such projects and our interest in purchasing such projects. The purchase price for such asset shall be based on a third party appraisal, a third party broker opinion of value, or a third party fairness opinion or, in the case of an asset that was purchased with the intention of transferring the asset to us (or a subsidiary thereof), at cost, which may include any acquisition and warehousing expenses, such as interest or other expenses incurred in the acquisition and warehousing of such asset, and the assumption of any debt related to the asset, including accrued interest. Any loans to us from an affiliated entity shall have an interest rate that will not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates.

Joint Ventures with Cottonwood Residential

Our operating partnership intends to enter into one or more joint ventures with Cottonwood Residential O.P., LP, which is the operating partnership of Cottonwood Residential II, Inc. Each joint venture will be co-managed by our operating partnership and Cottonwood Residential O.P., LP which means that we will be dependent on Cottonwood Residential O.P., LP to make decisions with us regarding our investments. Cottonwood Residential O.P., LP will own at least a 10% interest in each joint venture, but its ownership may vary on a joint venture by joint venture basis in its sole discretion. The capital contributions to each joint venture will initially be made approximately 90% by us and 10% by Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP may invest more than 10%, but shall never invest less than 10% of the capital required for each joint venture. If a real estate investment requires capital in excess of the amount we have to fund such investment then, in order to cover the shortfall, Cottonwood Residential O.P., LP may provide us with not to exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates, or, alternatively, Cottonwood Residential O.P., LP may close and fund a real estate investment and warehouse such investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. Our purchase price in any such transaction will be no more than the price paid for the investment by Cottonwood Residential O.P., LP or its affiliates, plus any acquisition and warehousing expenses. We will also assume any debt related to the investment, including accrued interest. It is anticipated that all of our investments in development joint ventures will be made through the Cottonwood Joint Ventures. Our operating partnership may invest in the development joint venture directly in the event that Cottonwood Residential O.P., LP does not want to participate in a transaction which our board of directors has approved.

In exchange for identifying investment opportunities for our operating partnership, Cottonwood Residential O.P., LP will receive a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture.

Joint Ventures with Developers

Each Cottonwood Joint Venture intends to enter into one or more joint ventures with third party developers or an Affiliated Developer. The development joint ventures will generally be co-managed by the developer and the Cottonwood Joint Venture, although we expect that the developer will oversee the day to day development and management of the project. The Cottonwood Joint Venture will have the right to approve certain major decisions affecting the joint venture. The terms of the development joint venture agreement, including major decision and approval rights, or any co-management rights, and the parties’ specific responsibilities and obligations, may vary on a joint venture by joint venture basis. Pursuant to the governing joint venture agreements, we expect that certain decisions with regard to the management of the development joint ventures will require unanimous consent between the venturers, subject to the delegation to developer of management authority relating to the implementation of particular development projects with respect to the venture’s property after we fully reviewed and approved the terms of the development plan in question. Where there is a third-party developer (i) such developer will own at least a 5% interest in each joint venture, but its ownership may vary on a joint venture by joint venture basis as determined by the developer and the Cottonwood Joint Venture and we may allow the developer to elect to fund contributions with development fees in lieu of a cash contribution; and (ii) the capital contributions to each development joint venture will initially be made approximately 95% by the Cottonwood Joint Venture and 5% by the third-party developer. Thus the total equity needs of each development project will be provided up to 85.5% by us, at least 9.5% by Cottonwood Residential O.P., LP, and at least 5% by the third-party developer. Where an Affiliated Developer serves as the developer, up to 90% of the total equity needs of such development project will be provided by us and at least 10% of the total equity needs will be provided by Cottonwood Residential O.P., LP and/or such Affiliated Developer.

We expect that the agreements will also specify that we must approve major decisions affecting the joint venture and that the Cottonwood Joint Venture will have the ability to acquire a third-party developer’s interest in a development joint venture. It will be a case-by-case negotiation with the third-party developers, but generally, we expect to have a right to buy a developer out at fair value within a specified period of time after stabilization. Although Cottonwood Capital Property Management II, LLC is not, as of the date of this offering circular, affiliated with a developer, Cottonwood Capital Property Management II, LLC or its affiliates may create, or acquire an interest in, a developer in the future. If this were to happen, Cottonwood Joint Ventures’ may choose to utilize the services of the Affiliated Developer in lieu of entering into a joint venture with a third-party developer in connection with its investments in multifamily construction and development projects.

We anticipate that each development joint venture agreement will contain a distribution waterfall whereby distributable cash from the project, after payment of any third-party developer fee and promote, will be distributed in a predetermined manner between the Cottonwood Joint Venture and the developer.

If an affiliate of Cottonwood Residential O.P., LP serves as co-general partner or general partner of a development joint venture, the Affiliated Developer will be able to receive all or a portion of a promoted interest of approximately (i) 25% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives an 8% return on investment, (ii) 35% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 12% return on investment, and (iii) 50% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 16% return on investment. We expect that the final terms of the promote will be no less favorable to the investors than this structure, but the final structure will be determined on a deal by deal basis in the future.

Sugar House Joint Venture

On August 10, 2018, we acquired an interest in a 1.74-acre site for development through our membership interest in Cottonwood Sugar House, LLC (the “Sugar House Joint Venture”), a joint venture with CW Sugar House JV, LLC (the “Joint Venture Partner”). The Joint Venture Partner is a joint venture between Cottonwood Residential O.P., LP and Sentinel Real Estate Services, LLC (“Sentinel”), an unaffiliated third-party developer, in which Sentinel owns a 10% membership interest and Cottonwood Residential O.P., LP owns the remaining 90%. See “—Joint Ventures with Cottonwood Residential” for a discussion of the terms and conditions of the Sugar House Joint Venture. For purposes of distributions from the Sugar House Joint Venture, we consider the Joint Venture Partner to be an Affiliated Developer.

The Sugar House Joint Venture purchased the land for development of Cottonwood at Sugar House Apartments for $6.5 million. Pursuant to the joint venture agreement with the Joint Venture Partner we contributed $5.85 million to the Sugar House Joint Venture, which is 90% of the total equity capital commitment to purchase the land. The total expected development cost of Cottonwood at Sugar House Apartments is $54.5 million, with total expected equity capital contributions of $19.1 million (including an equity commitment from us of $17.2 million, assuming our investment continues to comprise 90% of the Sugar House Joint Venture).

Cottonwood at Sugar House Apartments is anticipated to be a mid-rise podium multifamily community located in the Sugar House neighborhood of Salt Lake City, Utah with approximately 240 apartment units. It is anticipated that the property will include a mix of studio, one-bedroom, and two-bedroom units with an average size of 770 square feet and offer top-of-the-market amenities, including a fitness center, clubhouse, and resort-style pool and lounge area. Construction is expected to commence in March 2019, with completion of the project expected in the fall of 2021. The apartment complex was previously approved by the municipality as part of a development agreement that included two office buildings that are currently under construction. We anticipate that a few required changes to the apartment site plan will require an additional administrative review by the municipality. It is expected that updated site plans will be submitted within the next 30 days for approval of the overall updated building size and design. Therefore, the final plan, including the number of units and the amenities, may vary from the description above based on these municipal approvals.

In conjunction with the land purchase, the Sugar House Joint Venture entered into a development services agreement with the Joint Venture Partner. Pursuant to the development services agreement the Joint Venture Partner will develop the project and receive a base development fee in the amount of 3% of total approved Hard Costs (as defined in the agreement) and a developer fee costs savings based on the difference between actual costs incurred and the initial budget in an amount not to exceed 1.5% of Project Hard Costs (as defined in the agreement).

Investment Limitations under the Investment Company Act

General

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We will conduct our businesses primarily through our operating partnership, a wholly-owned subsidiary, and we anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through direct or indirect wholly-owned subsidiaries, (iii) through direct or indirect majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through direct or indirect minority-owned joint venture subsidiaries.

We expect to use the proceeds of this offering to invest directly or indirectly in multifamily construction and development projects located throughout the United States. We also intend to make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects.

We and the operating partnership will monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

We may in the future organize special purpose subsidiaries of our operating partnership that will rely on Section 3(c)(7) for their Investment Company Act exclusion and, therefore, our operating partnership’s interest in each of these subsidiaries would constitute an “investment security” for purposes of determining whether our operating partnership satisfies the 40% test. However, we expect that even in such a situation most of our other majority-owned subsidiaries will not meet the definition of investment company or, if they meet that definition, they will not rely on the exclusions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, we expect that our interests in these subsidiaries (which we expect will constitute a substantial majority of our assets) will not constitute investment securities, and we expect to be able to conduct our operations so that we are not required to register as an investment company under the Investment Company Act, even if some special purpose subsidiaries do rely on Section 3(c)(7).

In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of our company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. The determination of whether an entity is a majority-owned subsidiary of our company is made by us. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

We intend to treat as “qualifying real estate interests” fee interests in real estate, mortgage loans fully secured by real estate, certain mezzanine loans and certain B-Notes. We will treat our mezzanine loan investments as qualifying assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the SEC staff in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act. Commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt) and equity securities of both non-majority owned publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all of the asset consist of qualifying assets or real estate-related assets treated as “real estate-related assets.”

On August 31, 2011, the SEC published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within one of the definitions of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from the definition of “investment company” provided by Section 3(c)(6). Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) to the extent we meet the requirements of that section.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Industry Data

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, broadly increasing rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily construction and development projects.

Economic and Demographic Landscape

We believe that job growth across an increasingly diverse group of sectors and regions of the United States has contributed to a notable economic expansion across the country. According to U.S. Bureau of Labor Statistics (the “BLS”) data, during the most recent recession, 8.7 million jobs were lost. Though progress erasing the jobs deficit was initially slow, the economy has now recovered all of the jobs lost between the start of the recession in December 2007 and early 2010, and continued to add jobs since.

According to BLS data, by March 2017, nonfarm payroll employment was 5.4% (approximately 7.4 million jobs) higher than it was at the start of the recession, with 2.2 million jobs added to the United States economy since March 2016. Further supporting the economic recovery, BLS data shows the United States unemployment rate has fallen from a cyclical high of 10.0% in October 2009 to 4.5% as of March 2017.

Sustained growth in prime renter population

We believe that favorable demographic trends under way will result in an increased demand for apartment housing. The echo-boom generation (generally those born between 1982 and 1994) continues to enter the labor force, obtain their own housing for the first time and are members of the 20 to 34 year-old age group, the predominant renter age range.

According to United States Census Bureau data, individuals under the age of 35 have the highest rentership rate with nearly 65% renting rather than owning their homes. Moreover, while this age group has a higher propensity to rent, United States Census Bureau data shows that the rentership rates for nearly all age groups have increased from 2015 to 2016.

Rising rentership rates and increase in household formation

According to United States Census Bureau data, the United States rentership rate has steadily increased from historically low rates in the mid-2000’s. Since hitting a low of 31% in 2004, the rentership rate has increased to 36% as of the first quarter of 2017.

We believe the recession most notably impacted household formation in the prime renter demographic. As households doubled-up due to economic constraints and job loss, the United States Census Bureau data shows the national household formation rate for households under the age of 35 declined by an annual average rate of 0.8% from 2008 through 2010. However, this data also shows that from 2012 through 2016, the annual average rate of household formation in the same age group increased by over 130 basis points to 0.5% as younger households decoupled and job growth accelerated.

Affordability driving demand for apartments.

We believe that many households choose to rent given maintenance costs and other burdens associated with homeownership. In addition, the ability to vary location and the lease terms associated with renting provides flexibility that appeals to many households, particularly those in younger groups who prioritize mobility.

Compelling national apartment market fundamentals.

According to the National Council of Real Estate Investment Fiduciaries (NCREIF) research, over the past approximately 39 years, the multifamily sector has generated superior returns compared to other major core real estate sectors.

PLAN OF OPERATION

General

We are a recently organized Maryland corporation that may elect to qualify as a REIT but we are not required to do so. We expect to use substantially all of the proceeds from this offering to invest in multifamily construction and development projects located throughout the United States and/or multifamily development-related assets, including mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. We expect to invest in multifamily construction and development projects through joint ventures that we intend to enter into with established developers and operators or an Affiliated Developer that may act as developer or contractor for the projects in which we may invest.

Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego what we believe to be a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that our investment committee presents us with attractive investment opportunities that allow us to meet the REIT requirements under the Code, our portfolio composition may vary from what we initially expect. Other than as described below, as of the date of this offering circular we have not commenced operations.

We have established an investment committee which will make recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors.

Our properties will be managed by Cottonwood Capital Property Management II, LLC, which is indirectly owned by Cottonwood Residential O.P., LP.

We may make an election to be taxed as a REIT under the Code as discussed herein. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status or if we determine to never make an election to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and, if we fail to qualify as a REIT after having previously made an election to be taxed as a REIT, we generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution.

We plan to determine the net asset value of our common stock no later April 25, 2020, which date is 150 days following the second anniversary of this offering being qualified by the SEC, and annually thereafter. We present our financial statements and operating partnership income, expenses and depreciation on a consolidated basis with our operating partnership, which will not file a federal income tax return. All items of income, gain, deduction (including depreciation), loss and credit will flow through the operating partnership to us. These tax items will not generally flow through us to our stockholders. Rather, our net income and net capital gain will effectively flow through us to our stockholders as and when we make distributions.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Results of Operations

As of June 30, 2018, we had not begun operations or generated any income. Our assets were comprised of $3.6 million in cash and restricted cash.

Our Investment

On August 10, 2018, we acquired an interest in land for development in the Sugar House neighborhood of Salt Lake City, Utah. See “—Sugar House Joint Venture” for additional information about this investment.

Liquidity and Capital Resources

We are dependent upon the proceeds from this offering to conduct our proposed operations. We will obtain the capital required to invest in multifamily construction and development projects and multifamily development-related assets and conduct our operations from the proceeds of this offering, from capital provided by our joint venture partners, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

If we are unable to raise the maximum offering amount in this offering, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets and projects in which we invest. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from gross offering proceeds, out of cash flow from operations, or from net cash proceeds from the sale of properties.

As of the date of this offering circular, we have no outstanding debt. We may leverage individual assets up to 50% to 70% of the cost of such assets. We may leverage a particular asset in an amount that is greater or lesser than the foregoing, in the board of directors’ sole discretion. However, we expect the debt financing for our entire portfolio to be no more than 70% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). Our charter does not limit us from incurring debt.

We may make an election to be taxed as a REIT under the Code. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and make distributions on a monthly basis. We have not established a minimum distribution level. If we do not elect to be taxed as a REIT, we will not be required to make a minimal level of distributions.

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects. We do not intend to pay distributions during the early stages of our existence if we initially acquire multifamily construction and development projects with the proceeds from this offering. If the majority of our initial assets are construction and development projects and we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

Trends and Key Information Affecting our Performance

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities. Below is a recent update in the market where our development is located:

Salt Lake City, UT

The Greater Salt Lake area multifamily market maintains a steady course of increased rents, low vacancies, additional units, and aggressive sales pricing. An influx of young professionals continues to boost multifamily development in the area. Salt Lake City’s growing population and solid employment gains are attracting investors and developers alike. Up 2.7% year-over-year, job growth occurred across almost all sectors. Unemployment was at 3% at the end of the 2nd quarter of 2018, with the top employment growth by percentage occurring in construction (6.2%); trade, transportation and utilities, (4.4%), and professional and businesses services (4.4%), per the Utah Department of Workforce Services. A host of major infrastructure projects are set to rise across the Salt Lake City metro area and limited labor availability and rising housing costs could turn into tailwinds for the rental market. Salt Lake City’s downtown remains vibrant with development activity. As of June, roughly 8,600 units were under construction across the metro. Rent rates rose 4.0% in the 12 months ending in June, 110 basis points above the national rate. The occupancy rate in stabilized properties was 95.6% as of May, down 90 basis points over the prior 12 months, but still at some of the highest levels among major U.S. metros.

Related Party Loans and Warehousing of Assets

If an investment requires capital in excess of the amount we have to fund such investment then, in order to cover the shortfall, Cottonwood Residential O.P., LP may provide us with a loan with an interest rate that will not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if our board of directors determines that market interest rates have increased above such rates, or, alternatively, Cottonwood Residential O.P., LP may close and fund an investment and warehouse such investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. Our purchase price in any such transaction will be no more than the price paid for the investment by Cottonwood Residential O.P., LP or its affiliates, plus any acquisition and warehousing expenses. Such warehousing expenses may include any interest or other expenses incurred by Cottonwood Residential O.P., LP in acquiring and warehousing such investment. We will also assume any debt related to the investment, including accrued interest.

Critical Accounting Policies

Please see “Notes to Consolidated Financial Statements – Note 2 – Summary of Significant Accounting Policies” for a discussion of the accounting policies that management believes will be critical once we commence operations. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

PRIOR PERFORMANCE SUMMARY

We are a recently formed corporation. As a result, we have limited prior performance and experience. In addition, the Cottonwood Joint Ventures will be newly formed Delaware limited liability companies, so they will also have no experience acquiring, operating, constructing or managing real estate.

Unless otherwise indicated, the information presented in this section represents the historical experience of real estate programs, which we refer to as “prior real estate programs,” sponsored by Cottonwood Residential, Inc., Cottonwood Residential O.P., LP and their affiliates as of December 31, 2017. The following summary is qualified in its entirety by reference to the Prior Performance Tables, which may be found in Exhibit 15.1, which is filed as an exhibit to the offering statement of which this offering circular forms a part. Investors in our shares should not assume that they will experience returns, if any, comparable to those experienced by investors in the prior real estate programs. Investors who purchase our shares will not thereby acquire any ownership interest in any of the entities to which the following information relates.

Experience and Background of Cottonwood Residential O.P., LP

Our sponsor, Cottonwood Capital Property Management II, LLC, was formed as a Delaware limited liability company on January 25, 2008. It is wholly owned by Cottonwood Capital Holdings, LLC, which is wholly owned by Cottonwood Capital Management, Inc. The sole stockholder of Cottonwood Capital Management, Inc. is Cottonwood Residential O.P., LP. Cottonwood Residential O.P., LP is managed by its general partner, Cottonwood Residential II, Inc. and was previously managed by Cottonwood Residential, Inc., its general partner. See “—Restructuring of Cottonwood Residential, Inc.” below.

Cottonwood Residential, Inc. did all of its investing through Cottonwood Residential O.P., LP, its operating partnership and Cottonwood Residential II, Inc. will invest similarly. Since Cottonwood Residential O.P., LP’s formation in 2009, Cottonwood Residential O.P., LP, has grown into an industry-leading, fully integrated, national multifamily platform. As of September 30, 2018, Cottonwood Residential O.P., LP provided property and asset management services to a platform of multifamily assets representing approximately 13,842 multifamily apartment units across 11 states with over $2 billion in value, which includes multifamily assets under ownership mentioned below.

Cottonwood Residential O.P., LP has a significant investment platform, holding ownership interests in 28 multifamily apartment communities and other related assets comprising approximately 8,296 units, which includes 702 units in three multifamily apartment communities that Cottonwood Residential O.P., LP has structured investments in, another 341 units under construction and 490 units planned for development, all of which account for over $1.5 billion in total gross asset value as of September 30, 2018. Since the formation of Cottonwood Residential, Inc.’s and Cottonwood Residential O.P., LP’s investment platform in 2009, Cottonwood Residential, Inc. and Cottonwood Residential O.P., LP have secured capital commitments through contributions by direct property owners, broker-dealer networks and institutional investors totaling over $700 million.

Cottonwood Residential O.P., LP secured a $125 million commitment in 2011 and an additional $23.75 million commitment in 2014 from affiliates of FrontRange Capital Partners and Equity Resource Investments to capitalize on attractive multifamily investment opportunities within its managed platform. In addition, in 2015, Cottonwood Residential, Inc. secured an additional $52.5 million debt commitment and $52.5 million equity commitment from Equity Resource Investments. As of September 30, 2018, these institutional investors were repaid as part of the restructuring plan for Cottonwood Residential, Inc. See “—Restructuring of Cottonwood Residential, Inc.” below.

Restructuring of Cottonwood Residential, Inc.

In September 2018, Cottonwood Residential, Inc. commenced a plan to liquidate and restructure its subsidiaries, including Cottonwood Residential O.P., LP. The plan is to be executed in a series of transactions, some of which have already taken place. In September 2018, Cottonwood Residential, O.P., LP distributed properties to Cottonwood Residential, Inc. in redemption of materially all of Cottonwood Residential, Inc.’s partnership interest in Cottonwood Residential O.P., LP. Cottonwood Residential, Inc. agreed to sell twelve properties to an unaffiliated third party for approximately $440 million, ten of which closed on September 28, 2018, and is also marketing for sale an additional five properties valued at approximately $290 million. The proceeds from these transactions will be used to redeem the non-voting common stockholders of Cottonwood Residential, Inc. and were used to repay certain institutional partners that previously held an interest in Cottonwood Residential, Inc. and Cottonwood Residential O.P., LP.

Simultaneously with the redemption of the Cottonwood Residential, Inc. partnership interest in Cottonwood Residential O.P., LP, Cottonwood Residential II, Inc. was admitted as an additional general partner of Cottonwood Residential O.P., LP. Cottonwood Residential II, Inc. was formed on August 27, 2018 as a Maryland corporation and intends to elect to be treated as a real estate investment trust for federal income tax purposes on or before December 31, 2018, which may be extended to December 31, 2019. Cottonwood Residential II, Inc. is managed by its board of directors, the members of which are Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Phillip White. Cottonwood Residential II, Inc. currently owns 50.0 units of Cottonwood Residential O.P., LP. Cottonwood Residential, Inc. currently owns 0.05 units of the Cottonwood Residential O.P., LP and remains a nominal general partner of Cottonwood Residential O.P., LP, but all voting and control of Cottonwood Residential O.P., LP has been transferred to Cottonwood Residential II, Inc. It is anticipated that Cottonwood Residential, Inc. will fully withdraw from Cottonwood Residential O.P., LP by the end of 2019.

Cottonwood Residential O.P., LP will continue to operate the remaining platform, including the twelve assets sold, with a total value of assets under management of approximately $2.0 billion.

Prior Performance of Cottonwood Residential, Inc., Cottonwood Residential O.P., LP and their Affiliates

Cottonwood Residential O.P., LP has become the manager of 11 limited liability companies which were formed to accept the contribution of tenant in common interests in multifamily apartment communities formerly owned by tenant in common owners or which were converted from Delaware statutory trusts. These limited liability companies accepted the contribution of undivided interests in real estate in exchange for limited liability company interests. Approximately 76 investors participated in these limited liability companies. All of the limited liability companies acquired multifamily apartment communities, of which eight were located in the southeastern United States, two were located in the southwestern United States and one was located in the northwestern United States. All of the properties were previously owned. As of December 31, 2017, four of the properties have been sold.

Cottonwood Residential O.P., LP also sponsored the formation of two tenant in common structures. One of these programs was formed in 2015 to acquire a property located in Buford, GA with one investor who contributed approximately $9M to acquire a 20% interest in the property. The other program was formed in 2017 to acquire a property located in St. Petersburg, FL with two investors who contributed approximately $23M to acquire a 79.5% equity interest in the property. The property had previously been 100% owned by Cottonwood Residential O.P., LP.

Our sponsor, has also sponsored the offering of Cottonwood Multifamily REIT I, Inc. Cottonwood Multifamily REIT I, Inc. reached the maximum offering amount of $50.0 million in shares on April 28, 2017, and has acquired interests in three multifamily apartment communities, one located in Florida, one located in North Carolina and one located in Georgia. The total purchase price for the portion of the properties acquired by Cottonwood Multifamily REIT I, Inc. was approximately $126,796,500. The properties were acquired using permanent financing in the amount of approximately $89,900,000 (of which $80,910,000 is allocable to Cottonwood Multifamily REIT I, Inc.’s interest in the properties). Cottonwood Multifamily REIT I, Inc. reached the minimum offering amount on September 2, 2016 and has made daily distributions in the amount of $0.001571038 per day since that time. Distributions have been paid each month beginning October 2016. See Exhibit 15.1, Table I, for more information on this offering.

Our sponsor also sponsored the offering of Cottonwood Multifamily REIT II, Inc. Cottonwood Multifamily REIT II, Inc. reached its minimum offering amount on September 27, 2017. As of August 14, 2018, Cottonwood Multifamily REIT II had reaching the maximum offering amount of $50.0 million in shares in its offering. It had made an initial investment in a multifamily apartment community as of the date of this offering circular. It has made daily distributions in the amount of $0.0014383562 per day since that time. Distributions have been paid each month beginning October 2017.

Cottonwood Residential II, Inc. is sponsoring the offering of Cottonwood Communities, Inc. for up to $750 million in shares of common stock, including up to $150 million in shares in its distribution reinvestment plan. Cottonwood Communities, Inc. launched its offering in August 2018 and as of the date of this offering circular has not broken escrow in its offering.

The following table sets forth information regarding these 11 limited liability companies, two tenant in common transactions, Cottonwood Multifamily REIT I, Inc., Cottonwood Multifamily REIT II, Inc. and Cottonwood Communities, Inc.

Name of Program	Type of Program	Launch Year	Program Status
Pavilions	Limited Liability Company	2011	Operating
Lily Flagg	Limited Liability Company	2011	Closed/Sold
Waterford Creek	Limited Liability Company	2012	Operating*
Appling Lakes	Limited Liability Company	2012	Closed/Sold
Midtown Crossing	Limited Liability Company	2013	Closed
Brook Highland Place	Limited Liability Company	2013	Closed/Sold
Toscana	Limited Liability Company	2015	Operating
Scott Mountain	Limited Liability Company	2015	Operating
Courtney Oaks	Limited Liability Company	2015	Operating
Sanctuary	Limited Liability Company	2015	Closed/Sold
Summer Park	Tenant in Common	2015	Operating*
Arbors at Fairview	Limited Liability Company	2016	Operating*
Cottonwood Multifamily REIT I, Inc.	REIT	2016	Operating
Cottonwood Multifamily REIT II, Inc.	REIT	2017	Operating
Cottonwood Bayview	Tenant in Common	2017	Operating
Cottonwood Communities, Inc.	REIT	2018	Operating

*	closed as of the date of this offering circular.

Neither Cottonwood Residential, Inc., nor Cottonwood Residential O.P., LP, nor their affiliates have sponsored any prior public programs that disclosed a liquidity event date. See Exhibit 15.1, Table III, Annual Operating Results of Prior Real Estate Programs for information regarding the last five programs sponsored by Cottonwood Residential O.P., LP.

Cottonwood Capital, LLC, which became a subsidiary of Cottonwood Residential O.P., LP in 2011, was formed in 2005 for the purpose of offering tenant in common interests in multifamily residential apartment communities. Cottonwood Capital, LLC or its affiliates sponsored 17 tenants in common programs. These prior tenants in common programs raised more than $157 million from over 419 investors. Purchasers who participated in more than one prior tenant in common program were counted as an investor for each such program. The tenant in common programs purchased 17 properties for an aggregate purchase price of more than $412 million, of which 4 were located in the southeastern United States, 9 were located in the southwestern United States, 1 was located in the northwestern United States and 3 were located in the western United States. All of the properties were previously owned. All of the properties were multifamily residential properties. Of these 17 programs, nine have been sold as of December 31, 2017. The following table sets forth information regarding the 17 tenants in common programs.

Name of Program	Type of Program	Launch Year	Program Status
Northwest Corners	Tenant in Common	2005	Closed/Sold
Scott Mountain	Tenant in Common	2005	Closed
Tramore Village	Tenant in Common	2005	Closed*
Camelot	Tenant in Common	2006	Closed/Sold
Valencia Park	Tenant in Common	2006	Closed/Sold
Fox Point	Tenant in Common	2006	Operating
Greenbrier	Tenant in Common	2006	Closed/Sold
Water Song	Tenant in Common	2007	Closed/Sold
Cottonwood Apartments	Tenant in Common	2007	Closed
West Town	Tenant in Common	2007	Closed/Sold
Gables Apartments	Tenant in Common	2007	Closed/Sold
Arbors at Windsor Lake	Tenant in Common	2008	Closed/Sold
Regatta	Tenant in Common	2008	Operating
Oak Ridge	Tenant in Common	2008	Operating*
Copperfield	Tenant in Common	2008	Closed/Sold
Blue Swan	Tenant in Common	2008	Closed
Arbor Crossing	Tenant in Common	2009	Closed/Sold

*	Program sold its investment subsequent to December 31, 2017.

See Exhibit 15.1, Table IV Operating Results of Prior Real Estate Programs Which Have Completed Operations, for information regarding the last five tenant in common programs that have been sold.

Prior Programs with Adverse Results

The following is a summary of the prior real estate programs of Cottonwood Capital, LLC and its affiliates as of December 31, 2017 that have experienced adverse results.

Copperfield, a multifamily apartment community located in San Antonio, Texas, was acquired in September, 2008 and sold by the tenant in common owners in September, 2015. When distributions are included, investors experienced an average annualized rate of return on the investor’s initial equity invest of -0.98%.

Tramore Village, a multifamily apartment community located in Austell, Georgia, was acquired in December, 2005 and sold by the tenant in common owners in June, 2015. When distributions are included, investors experienced an average annualized rate of return on the investor’s initial equity investment of -0.63%.

Valencia Park, a multifamily apartment community located in Norcross, Georgia, was acquired in March, 2006 and sold by the tenant in common owners in March, 2015. When distributions are included, investors experienced an average annualized rate of return on the investor’s initial equity investment of -9.96%.

In addition, the prior real estate programs listed above were established from 2005 to 2009. In 2008, the United States economy experienced a significant recession. Real estate values in the United States were severely impacted. As a result of the recession, all of the prior real estate programs, at one or more times, failed to meet the projected distribution initially made by Cottonwood Capital, LLC and its affiliates with respect to such investment. See Exhibit 15.1, Table III Annual Operating Results of Prior Real Estate Programs and Table IV Operating Results of Prior Real Estate Programs Which Have Completed Operations for more detailed information regarding the performance of some of the prior real estate programs. All prior programs for which anticipated liquidation dates were set forth in the original offering document, and for which such dates have passed, were liquidated on or before the anticipated liquidation date.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to our possible qualification and taxation as a REIT and relating to the purchase, ownership and disposition of our shares of common stock. Because this is a summary that is intended to address only certain material U.S. federal income tax considerations relating to the ownership and disposition of our common stock generally applicable to holders, it may not contain all the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•

special rules that are not discussed below may apply to you if, for example, you are a broker-dealer, a trust, an estate, a regulated investment company, a REIT, a financial institution, an insurance company, a person who holds 10% or more (by vote or value) of our stock, a person holding their interest through a partnership or similar pass-through entity, a person subject to the alternative minimum tax provisions of the Code, a person holding our common stock as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment, a person who marks-to market our common stock or preferred stock, a U.S. expatriate, a U.S. stockholder (as defined below) whose functional currency is not the U.S. dollar or are otherwise subject to special tax treatment under the Code;

•	this summary does not address state, local or non-U.S. tax considerations;

•	this summary assumes that stockholders hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code;

•	this summary does not address U.S. federal income tax considerations applicable to tax-exempt organizations and non-U.S. persons, except to the limited extent described below; and

•	this discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with your own tax advisor to determine the effect of ownership and disposition of our common stock on your particular tax situation, including any state, local or non-U.S. tax consequences.

For purposes of this discussion, references to “we,” “us” or “our” and any similar terms, refer solely to Cottonwood Multifamily Opportunity Fund and not our operating partnership or any other subsidiary.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts, and that a court could agree with the IRS. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that we will operate Cottonwood Multifamily Opportunity Fund and its subsidiaries and affiliated entities in accordance with their applicable organizational documents.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our common stock will depend on the stockholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of Cottonwood Multifamily Operating Fund as a C Corporation

Our board of directors has not yet determined whether or not we will make an election to be taxed as a REIT. It is possible that our board may determine to not make an election to be taxed as a REIT or may make such election effective for a taxable year beginning after December 31, 2017. During any period in which we have not made an election to be taxed as a REIT (and we may never elect to be taxed as a REIT), we will be taxed as a C corporation for U.S. federal income tax purposes and subject to U.S. federal income taxes on all of our taxable income. In addition, we will not be entitled to a deduction for any dividends that we pay. Accordingly, any net income that we distribute to our shareholders in the form of a dividend will generally be subject to “double taxation” (i.e., tax at both the corporate level on the net income and tax at the shareholder level upon the payment of a dividend). See “Taxation of our Shareholders” below for a discussion of the differing U.S. federal income tax consequences to our shareholders depending upon whether we are taxed as a REIT or a C corporation.

Taxation of Cottonwood Multifamily Opportunity Fund as a REIT

We may elect to be taxed as a REIT but we are not required to do so. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to stockholders if it meets the applicable REIT distribution requirements and other requirements for qualification.

Our qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels, diversity of share ownership~~,~~ and various other qualification tests imposed under the Code discussed below. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and gross income tests during such year, some of which depend upon the fair market values of assets in which we directly or indirectly own an interest. Such values may not be susceptible to a precise determination. Accordingly, even if we elect to be taxed as a REIT no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT. The rest of this discussion under “Taxation of Cottonwood Multifamily Opportunity Fund I as a REIT” is applicable during the taxable years, if any, in which we elect to be taxed as a REIT.

Taxation of REITs in General

As indicated above, if we elect to be taxed as a REIT, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT during any taxable year for which we have made an election to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Requirements for Qualification—Failure to Qualify.”

So long as we qualify for taxation as a REIT, we generally will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal income tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates “double taxation” (that is, taxation at both the corporate and stockholder levels) that generally results from an investment in a corporation.

However, even if we qualify for taxation as a REIT, we will be subject to federal income tax as follows:

•

We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid. See “—Requirements for Qualification—Annual Distribution Requirements.”

•

If we have net income from “prohibited transactions” we will be subject to a 100% tax on this income. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. See “—Requirements for Qualification—Prohibited Transactions.”

•

If we elect to treat property that we acquire with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property will be subject to tax at the highest corporate rate. See “—Requirements for Qualification—Prohibited Transactions” and “—Requirements for Qualification—Foreclosure Property.”

•

If we fail to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which we fail the 75% gross income test for the taxable year or (2) the amount by which we fail the 95% gross income test for the taxable year, multiplied by a fraction intended to reflect our profitability. See “—Requirements for Qualification—Income Tests.”

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If we fail to satisfy any of the REIT asset tests, as described below, other than a failure by a de minimis amount of the 5% or 10% assets tests, and we qualify for and satisfy certain cure provisions, then we will be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests and (y) the highest U.S. federal income tax rate then applicable to corporations. See “—Requirements for Qualification—Asset Tests.”

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If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure. See “—Requirements for Qualification—Failure to Qualify.”

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If we fail to qualify for taxation as a REIT because we fail to distribute by the end of the relevant year any earnings and profits we inherit from a taxable C corporation during the year (e.g., by tax-free merger or tax-free liquidation), and the failure is not due to fraud with intent to evade tax, we generally may retain our REIT status by paying a special distribution, but we will be required to pay an interest charge on 50% of the amount of undistributed non-REIT earnings and profits. See “—Requirements for Qualification—General.”

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in “—Requirements for Qualification—General.”

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We will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which federal income tax was paid, if we fail to distribute during each calendar year at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year; and any undistributed taxable income from prior taxable years. See “—Requirements for Qualification—Annual Distribution Requirement.”

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We will be subject to a 100% penalty tax on some payments we receive or on certain other amounts (or on certain expenses deducted by our TRS) if arrangements among us, our tenants and/or our TRS are not comparable to similar arrangements among unrelated parties. See “—Requirements for Qualification—Effect of Subsidiary Entities including the Cottonwood Joint Ventures.”

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We may be subject to tax on gain recognized in a taxable disposition of assets acquired by way of (i) a tax-free merger or other tax-free reorganization with a non-REIT corporation, (ii) a tax-free liquidation of a non-REIT corporation into us or (iii) if we determine to elect to be taxed as a REIT effective as of a date on which we hold assets with a built-in gain. Specifically, to the extent we acquire any asset from a C corporation in a carry-over basis transaction and we subsequently recognize gain on a disposition of such asset during a five-year period beginning on the date on which we acquired the asset, then, to the extent of any “built-in gain,” such gain will be subject to U.S. federal income tax at the highest regular corporate tax rate which is currently 21%. Built-in gain means the excess of (i) the fair market value of the asset as of the beginning of the applicable recognition period over (ii) our adjusted basis in such asset as of the beginning of such recognition period. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets.”

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We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would: (1) include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, (2) be deemed to have paid its proportionate share of the tax that we paid on such gain and (3) be allowed a credit for its proportionate share of the tax deemed to have been paid, with an adjustment made to increase the stockholders’ basis in our stock. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Dividends.”

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We may have subsidiaries or own interests in other lower-tier entities that are C corporations that will elect, jointly with us, to be treated as our TRSs, the earnings of which would be subject to U.S. federal corporate income tax. See “—Requirements for Qualification—Effect of Subsidiary Entities including the Cottonwood Joint Ventures.”

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise, property and other taxes on assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

We may elect to be taxed as a REIT under the Code effective with our taxable year ended December 31, 2017 or a subsequent taxable year. In order to have so qualified, we must have met and continue to meet the requirements discussed below, relating to our organization, ownership, sources of income, nature of assets and distributions of income to stockholders, beginning with the taxable year in which such election is effective, unless otherwise noted.

The Code defines a REIT as a corporation, trust, or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4) that is neither a financial institution nor an insurance company subject to applicable provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons for at least 335 days of each taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months;

(6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned directly or indirectly by five or fewer “individuals,” as defined in the Code to include specified entities;

(7) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year, which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8) that uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the Code and regulations promulgated thereunder;

(9) that has no earnings and profits from any non-REIT taxable year as of a successor to any subchapter C corporation at the close of any taxable year; and

(10) that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions.

Conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT.

We believe that after the offering and, if necessary, the issuance of 125 shares of preferred stock we will have sufficient diversity of ownership to allow us to satisfy conditions (5) and (6) above. In addition, our charter provides restrictions regarding the transfer of shares of our capital stock that are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above (as described in “Description of Shares—Restriction on Ownership of Shares.”). These restrictions, however, may not ensure that we will be able to satisfy these share ownership requirements.

If we elect to be taxed as a REIT, we intend to comply with condition (7) above by electing to be taxed as a REIT as part of our U.S. federal income tax return for the taxable year for which such election will be effective.

To monitor its compliance with condition (6) above, a REIT is required to send annual letters to its stockholders requesting information regarding the actual ownership of its shares. If we comply with the annual letters requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above. If you fail or refuse to comply with the demands, you will be required by Treasury Regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

For purposes of condition (8) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements to the extent we elect to be taxed as a REIT.

In addition, as described in condition (9) above, a REIT may not have any undistributed C corporation earnings and profits at the end of any taxable year. Upon our potential election to be taxable as a REIT, any earnings and profits that we may have accumulated while we were taxable as a C corporation would have to be distributed no later than the end of the first year for which we elect REIT status. If we fail to do so, we would not qualify to be taxed as a REIT for that year and a number of years thereafter, unless we are able to rely on certain relief provisions. See “—Requirements for Qualification—Not-REIT Accumulated Earnings and Profits”.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Requirements for Qualification—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met. REITs that take advantage of this relief provision must pay a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Requirements for Qualification—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met. REITs that take advantage of this relief provision must pay a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Non-REIT Accumulated Earnings and Profits

As described above, if we elect to be taxed as a REIT, we may not have any undistributed non-REIT earnings and profits at the end of any taxable year, including our first REIT taxable year. To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. Such non-REIT earnings and profits generally will include any accumulated earnings and profits of any corporations acquired by us (or whose assets we acquire), which, for this purpose, would include any earnings and profits we have in a taxable year in which we were taxed as a C corporation prior to the taxable year in which our REIT election is effective. Thus, we will have to distribute any such non-REIT accumulated earnings and profits that we generate during our existence as a C corporation prior to the end of our first taxable year as a REIT. However, the determination of the amounts of any such non-REIT earnings and profits is a complex factual and legal determination. If we do not have other funds available to make such a distribution, we could be required to borrow funds, sell investments at disadvantageous prices, or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy this distribution requirement. These alternatives could increase our costs or reduce our equity. As a result, the requirement to distribute all of our non-REIT earnings and profits could adversely affect the market value of our common stock. In addition, if we are compelled to liquidate our assets to make such distributions, we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as property held primarily for sale to customers in the ordinary course of business or subject to an entity-level tax on built-in gains in assets acquired on a tax deferred basis from C corporations.

Effect of Subsidiary Entities Including the Cottonwood Joint Ventures

Ownership of Partnership Interests. A REIT that is a partner in a partnership (or a member of a limited liability company or other entity that is treated as a partnership for U.S. federal income tax purposes) will be deemed to own its proportionate share of the assets of the partnership based on its interest in partnership capital, and will be deemed to earn its proportionate share of the partnership’s income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs, as described below.

Although our operating partnership is expected to be an entity disregarded as separate from us following the offering, it could be treated as a partnership for U.S. federal income tax purposes in the future. Regardless of the tax treatment of the operating partnership, we will hold direct or indirect interests in one or more other tax partnerships, including the joint ventures described herein. The following is a summary of the U.S. federal income tax consequences of our investment in a partnership or joint venture if the partnership or joint venture is treated as a partnership for U.S. federal income tax purposes. This discussion should also generally apply to any investment by any such partnership in a lower-tier partnership or joint venture. A partnership (that is not a publicly traded partnership taxed as a corporation) is generally not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. If we elect to be taxed as a REIT, we will be required to take into account our allocable share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the operating partnership or any other subsidiary partnership or joint venture will be sufficient to pay the tax liabilities resulting from an investment in such partnership or will be sufficient for us to make the distributions necessary for us to maintain our qualification as a REIT or avoid entity-level taxes. However, we expect that any joint venture we enter into directly or indirectly with Cottonwood Residential O.P., LP generally will make distributions to us necessary for us to make distributions to our shareholders that will allow us to maintain our qualification as a REIT and to avoid entity-level taxes, but no assurance can be given that a joint venture will be able to make such distributions.

As discussed above, we will be deemed to own our proportionate share of the assets of any partnership in which we hold an interest and will be deemed to earn our proportionate share of such partnership’s income. Accordingly, our proportionate share of the assets and items of income of any Cottonwood Joint Venture, Affiliate Development Joint Venture, Third Party Development Joint Venture and any other partnership entity in which we hold a direct or indirect interest (other than through a TRS), will be treated as our assets, liabilities and items of income for purposes of applying the REIT income and asset tests. As a result, to the extent that we hold, directly or indirectly, interests in partnerships that we do not control, there is no certainty that they will be operated in a REIT-compliant manner. We will cause Cottonwood Joint Ventures and Affiliate Development Joint Ventures to be operated in a REIT-compliant manner and intend to require that Third Party Development Joint Ventures be operated in a REIT-compliant manner, but we cannot assure you that we will be successful. Accordingly, we may decide to hold our interests in such partnerships through TRSs. If we were to hold a direct or indirect interests in a joint venture or other partnership entity outside of a TRS and such joint venture or partnership did not operate in a REIT-compliant manner, we could be suffer adverse consequences, including becoming subject to entity-level income or excise taxes, being liable for the 100% tax on prohibited transactions (as discussed below) or our failure to qualify as a REIT.

Generally, an entity with two or more members formed as a partnership or non-corporate entity under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise or is treated as a corporation under special rules for “publicly traded partnerships.” Any entity formed as a partnership or limited liability company under state law will be treated as a partnership for U.S. federal income tax purposes if it has two or more partners or members and is not treated as a corporation under the publicly traded partnership rules, or as a disregarded entity if it is treated as having one partner or member.

Domestic unincorporated entities with more than one owner may be treated as a corporation for U.S. federal income tax purposes, including if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

A partnership will not be treated as a publicly traded partnership if it qualifies for certain safe harbors. However, no assurance can be given that the any such partnership in which we indirectly hold an interest will at all times satisfy such safe harbor. If a partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consist of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar, but not identical. There is sparse guidance as to the proper interpretation of this 90% gross income test, and thus it is possible that differences will arise that prevent a subsidiary partnership from satisfying the 90% gross income test.

If for any reason any partnership in which we directly or indirectly hold an interest is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we may be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations if the allocations do not have “substantial economic effect” and are not otherwise consistent with the partners’ interests in the partnership. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to a partnership in exchange for partnership interests must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by a partnership in which we directly or indirectly hold an interest, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by a partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

Some expenses incurred in the conduct of a partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of a partnership may exceed its cash receipts for the year in which the expense is paid. The costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

As of January 1, 2018, the rules applicable to federal income tax audits of partnerships and the collection of any tax resulting from any such audits or other tax proceedings changed. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs and structures involving tiered partnerships (such as the Cottonwood Joint Ventures and Development Joint Ventures), and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of the operating partnership, a joint venture, or a subsidiary partnership.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary (including an entity that is treated as an association taxable as a corporation for U.S. federal income tax purposes) that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS, all of the capital stock of which is owned by the REIT (either directly or through other disregarded subsidiaries). For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. If we elect to be taxed as a REIT, our qualified REIT subsidiaries will not be subject to U.S. federal income taxation, but may be subject to state and local taxation in some states. Certain other entities also may be treated as disregarded entities for U.S. federal income tax purposes, generally including any domestic unincorporated entity that would be treated as a partnership if it had more than one owner. For U.S. federal income tax purposes, all assets, liabilities and items of income, deduction and credit of any such disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the owner of the disregarded entity.

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation (other than a TRS). See “—Requirements for Qualification—Asset Tests” and “—Requirements for Qualification—Income Tests.”

Taxable REIT Subsidiaries. A TRS is a corporation in which we directly or indirectly own stock and, assuming we elect to be taxed as a REIT, that jointly with us elects to be treated as our TRS under Section 856(l) of the Code. In addition, if we are taxed as a REIT and have a TRS that owns, directly or indirectly, securities representing more than 35% of the voting power or value of a subsidiary corporation, that subsidiary would also be treated as our TRS. A TRS is subject to U.S. federal income tax and state and local income tax, where applicable, as a regular C corporation.

Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties.

If we elect to be taxed as a REIT, we may own interests in one or more TRSs that may perform certain services for our tenants, receive management fee income and/or hold interests in joint ventures or other entities that might hold assets or generate income that could cause us to fail the REIT income or asset tests or subject us to the 100% tax on prohibited transactions. Our TRSs may incur significant amounts of U.S. federal, state and local income taxes.

Although we do not expect any non-U.S. TRSs (or other non-U.S. subsidiaries) to incur significant U.S. income taxes, any such non-U.S. entities may incur significant non-U.S. taxes. The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, if we elect to be taxed as a REIT, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

If we elect to be taxed as a REIT, we will not be treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. If we elect to be taxed as a REIT, this treatment can affect our income and asset test calculations, as described below. Because we will not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, if we elect to be taxed as a REIT, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees, impermissible tenant services, or activities that would be treated in our hands as prohibited transactions.

Subsidiary REITs

If any REIT in which we acquire an interest fails to qualify for taxation as a REIT in any taxable year, that failure could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation that is not a REIT or a TRS, as further described below.

Income Tests

To qualify as a REIT, we must satisfy two gross income tests annually. First, at least 75% of our gross income generally must be derived from (1) rents from real property, (2) interest on obligations secured by mortgages on real property or on interests in real property, (3) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (4) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (5) other specified investments relating to real property or mortgages thereon, and (6) for a limited time, temporary investment income. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for the 75% test. Second, at least 95% of our gross income for each taxable year, excluding gross income from prohibited transactions and certain other income and gains described below, must be derived from any combination of income qualifying under the 75% test and dividends, interest and gain from the sale or disposition of stock or securities other than stock or securities held primarily for sale to customers in the ordinary course of our trade or business.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. For purposes of this analysis, real property includes ancillary personal property whose value is less than 15% of the total value of the collateral. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, the fair market value of the personal property is 15% or more of the total value of the collateral, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, then the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

We and our subsidiaries intend to invest in mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the IRS as a real estate asset for purposes of the asset tests described below and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make mezzanine loans that do not meet all of the requirements of the safe harbor. In addition, we may be required to retest an otherwise qualifying mezzanine loan if we modify the loan and the modification results in a “significant modification” of the loan for tax purposes. The retesting is applied by comparing the value of the real property collateral at the time of the modification to the outstanding balance of the modified loan. In certain cases, this could result in a previously qualifying loan becoming unqualified in whole or in part. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of these loans and the income derived from them. Moreover, if a mezzanine loan or other loan issued by a partnership or disregarded entity was recharacterized as equity for tax purposes, it would likely mean that we should be treated as owning a preferred partnership interest in the underlying assets and would have to include a share of property revenues and gains in our REIT income tests and asset tests as described below. Although loans between unrelated parties are generally respected as debt for tax purposes, no assurance could be given that such loans would not be recharacterized as equity.

In addition, we and our subsidiaries may invest in the preferred equity in an entity that directly or indirectly owns real property. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), a REIT holding preferred equity generally will be treated as owing an interest in the underlying real estate for REIT purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize a REIT’s compliance with the REIT income and asset tests described below. In addition, the treatment of interest-like preferred returns in a partnership or a disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. If the issuer of the preferred equity is a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, our own qualified REIT subsidiary, or TRS.

Rents we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. This limitation does not apply, however, where the lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the lessee would qualify as rents from real property had we earned the income directly. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i), and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, if we elect to be taxed as a REIT, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

We may receive various fees in connection with our operations relating to the origination or purchase of whole loans secured by first mortgages and other loans secured by real property. The fees will generally be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by the income and profits of any person. Other fees generally are not qualifying income for purposes of either gross income test and will not be favorably counted for purposes of either gross income test. Any fees earned by any TRS will not be included for purposes of the gross income tests.

We have not derived, and do not anticipate deriving, rents based in whole or in part on the income or profits of any person, rents from related party tenants and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property in sufficient amounts to jeopardize our ability to qualify as a REIT. We also have not derived, and do not anticipate deriving, impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as nonqualifying rents would jeopardize our ability to qualify as a REIT.

If we elect to be taxed as a REIT but fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our federal income tax return and otherwise comply with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur unexpectedly exceeds the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will fail to qualify as a REIT. Even if these relief provisions apply, a tax would be imposed based on the amount of nonqualifying income.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy five tests relating to the nature of our assets in order to qualify as a REIT:

(1) at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and U.S. government securities. Real estate assets include interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, shares in other qualifying REITs, stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt, and debt instruments issued by publicly offered REITs;

(2) not more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class;

(3) except for equity investments in REITs, qualified REIT subsidiaries, other securities that qualify as “real estate assets” for purposes of the test described in clause (1) or securities of our TRSs: the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets; we may not own securities representing more than 10% of the total voting power of any one issuer’s outstanding securities; and we may not own more than 10% of the value of the outstanding securities of any one issuer;

(4) not more than 20% of the value of our total assets may be represented by securities of one or more TRSs; and

(5) not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such).

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

If we elect to be taxed as a REIT, we believe that our assets will comply with the above asset tests and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination and for which we will not obtain independent appraisals. For example, we may hold significant assets through a TRS or hold significant non-real estate assets (such as certain goodwill), and we cannot provide any assurance that the IRS might not disagree with our determinations.

After initially meeting the asset tests at the close of any quarter of a taxable year in which we have a REIT election in place, we will not lose our status as a REIT if we fail to satisfy the 25%, 20% and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of our assets (including changes in relative values as a result of fluctuations in foreign currency exchange rates). If the failure to satisfy the 25%, 20% or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25%, 20% or 5% asset tests or 10% value limitation. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests. In such case we would be required to pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

Annual Distribution Requirements

To qualify as a REIT, we will be required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain and (b) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. For purposes of the distribution requirements, any built-in gain (net of the applicable tax) we recognize during the applicable recognition period that existed on an asset at the time we acquired it from a C corporation in a carry-over basis transaction will be included in our REIT taxable income. See “—Requirements for Qualification—Tax on Built-in Gains of Former C Corporation Assets” for a discussion of the possible recognition of built-in gain. These distributions must be paid either in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the prior year and if paid with or before the first regular dividend payment date after the declaration is made.

In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction (assuming we have elected to be taxed as a REIT), the distributions must not be “preferential dividends.” A dividend is generally not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. If the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. We can provide no assurance that we will not be treated as inadvertently paying preferential dividends.

To the extent that we do not distribute (and are not deemed to have distributed) all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to U.S. federal income tax on these retained amounts at regular corporate tax rates.

If we elect to be taxed as a REIT, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of amounts actually distributed and amounts retained for which U.S. federal income tax was paid, if we fail to distribute during each calendar year at least the sum of:

(1) 85% of our REIT ordinary income for the year;

(2) 95% of our REIT capital gain net income for the year; and

(3) any undistributed taxable income from prior taxable years.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, a REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed. Our stockholders would then increase their adjusted basis of their stock by the difference between (a) the amounts of capital gain distributions that we designated and that they include in their taxable income minus (b) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements, noting that net operating loss carryovers can only offset at most 80% of taxable income (but such losses can be carried forward indefinitely). Such losses, however, will generally not affect the character, in the hands of our stockholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

To the extent we elect to be taxed as a REIT, we intend to make timely distributions sufficient to satisfy the annual distribution requirements applicable to REITs.

Moreover, to the extent we elect to be taxed as REIT, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement and to distribute such greater amount as may be necessary to avoid U.S. federal income and excise taxes. It is possible, however, that, from time to time, we may not have sufficient cash or other liquid assets to fund required distributions as a result, for example, of differences in timing between our cash flow, the receipt of income for GAAP purposes and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves, payment of required debt service or amortization payments, or the need to make additional investments in qualifying real estate assets. The insufficiency of our cash flow to cover our distribution requirements could require us to (1) sell assets in adverse market conditions, (2) borrow on unfavorable terms, (3) distribute amounts that would otherwise be invested in future acquisitions or capital expenditures or used for the repayment of debt, (4) pay dividends in the form of taxable stock dividends or (5) use cash reserves, in order to comply with the REIT distribution requirements. Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. We refer to such dividends as “deficiency dividends.” Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

In the event we elect to be taxed as a REIT and violate a provision of the Code that would result in our failure to qualify as a REIT, specified relief provisions will be available to us to avoid such disqualification if (1) the violation is due to reasonable cause and not willful neglect, (2) we pay a penalty of $50,000 for each failure to satisfy the provision and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief. If we fail to qualify as a REIT in any taxable year for which we have a REIT election in place, and the relief provisions of the Code do not apply, we will be subject to tax on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for a dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing REIT status for the four taxable years following a year during which qualification was lost.

Tax on Built-in Gains of Former C Corporation Assets

If a REIT acquires an asset from a C corporation in a transaction in which the REIT’s basis in the asset is determined by reference to the basis of the asset in the hands of the C corporation (e.g., a tax-free reorganization under Section 368(a) of the Code), the REIT may be subject to an entity-level tax upon a taxable disposition during a 5-year period following the acquisition date. The amount of the tax is determined by applying the highest regular corporate tax rate, which is currently 21%, to the lesser of (i) the excess, if any, of the asset’s fair market value over the REIT’s basis in the asset on the acquisition date, or (ii) the gain recognized by the REIT in the disposition. The amount described in clause (i) is referred to as “built-in gain.”. To the extent we first elect to be taxed as a REIT in a taxable year other than our taxable year ending December 31, 2017 and we have previously acquired directly or indirectly (through joint ventures or otherwise) properties or other assets prior to the taxable year in which our REIT election is effective, then such property and assets may be subject to this built-in gains tax upon disposition if they had built-in gain as of the effective date of our REIT election, because we will be treated as having acquired such asset from a C corporation on the date such REIT election is effective. We cannot provide any assurance that we will be able to avoid taxes on built-in gains of former C corporation assets.

Prohibited Transactions

Net income derived from prohibited transactions is subject to a 100% tax. The term “prohibited transactions” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the specific facts and circumstances. The Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain additional requirements will not be treated as prohibited transactions, but compliance with the safe harbor may not always be practical. To the extent we elect to be taxed as a REIT, we intend to continue to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers and that a sale of any such asset will not be treated as having been in the ordinary course of our business. However, part of our investment strategy is to purchase assets that provide an opportunity for gain through capital appreciation, and we may sell such assets if beneficial opportunities arise. Therefore, no assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that the safe-harbor provisions will apply. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporation, although such income will be subject to U.S. federal income tax at regular corporate income tax rates. If we elect to be taxed as a REIT, the potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Foreclosure Property

Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions applicable to REITs described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction (1) made in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred by us to acquire or own real estate assets, (2) entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property that generates such income or gain), or, (3) that hedges against transactions described in clause (1) or (2) and is entered into in connection with the extinguishment of debt or sale of property that is being hedged against by the transaction described in clause (1) or (2), and which complies with certain identification requirements, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test applicable to REITs. To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Unless we determine to forego the possibility of electing to be taxed as a REIT, we intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Investments in Loans and Preferred Equity

Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs and a portion of such loan will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that any mortgage loans we hold were not properly secured by real estate or that the value of the real estate collateral (at the time of commitment or retesting) was otherwise less than the amount of the loan, we could, as mentioned, earn income that is not qualifying for the 75% income test applicable to REITs and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the combined fair market values of the personal and real property combined exceed the balance of the mortgage and the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset for purposes of the REIT asset tests. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

In addition, we and our subsidiaries intend to invest in the preferred equity in an entity that directly or indirectly owns real property. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), a REIT holding preferred equity generally will be treated as owing an interest in the underlying real estate for REIT purposes. As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize the REIT’s compliance with the REIT income and asset tests described above. More importantly, in many cases the status of debt-like preferred equity as debt or equity for tax purposes is unclear. In addition, if the issuer of the preferred equity is a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, our own qualified REIT subsidiary, or TRS.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

The term “U.S. stockholder” means a holder of shares of common stock who, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of common stock by the partnership.

Dividends if we elect to be taxed as a REIT. As long as we have elected to be taxed as a REIT and we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends. Dividends paid to a non-corporate U.S. stockholder generally will not qualify for the 20% tax rate for “qualified dividend income.” Qualified dividend income generally includes dividends paid to most U.S. non-corporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income distributed to our stockholders, our ordinary dividends generally will not be eligible for the 20% tax rate on qualified dividend income. As a result, our ordinary dividends will continue to be taxed at the higher tax rate applicable to ordinary income, provided individuals may be able to deduct 20% of income received as ordinary REIT dividends, thus reducing the maximum effective federal income tax rate on such dividend. The 20% tax rate for qualified dividend income will apply to our ordinary dividends (1) attributable to dividends received by us from taxable corporations, such as a TRS, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our stock becomes ex-dividend. Dividends paid to a corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. If we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held our common stock. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at a maximum U.S. federal rate of 20%, in the case of U.S. stockholders who are individuals, trusts, and estates, and 21% for corporations. Capital gains dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% U.S. federal income tax rate for U.S. stockholders who are individuals, trusts or estates, to the extent of previously claimed depreciation deductions.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, we may elect to designate the retained amount as a capital gain dividend with the result that a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize gain upon a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.

Stockholders may not include in their own income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Under amendments made by the Tax Cuts and Jobs Act to Section 172 of the Code, a REIT’s deduction for any net operating loss carryforwards arising from losses it sustains in taxable years beginning December 31, 2017 is limited to 80% of a REIT’s taxable income (determined without regard to the deduction for dividends paid), and any unused portion of losses arising in taxable years ending after December 31, 2017 may not be carried back, but may be carried forward indefinitely. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dividends if We are Taxed as a C Corporation that is Not Taxed as a REIT. To the extent we qualify as a C corporation that is not taxed as a REIT, a taxable U.S. stockholder will generally take into account distributions made on our common stock as ordinary dividend income to the extent of our current and/or accumulated earnings and profits as determined for U.S. federal income tax purposes. With respect to non-corporate taxpayers, so long as we are not taxed as a REIT, our dividends will generally qualify for the 20% tax rate for “qualified dividend income” as long as the stockholder meets the holding period requirements described above under “—Dividends if We Elect to be Taxed as a REIT”. If we do not elect to be taxed as a REIT, then no portion of our distributions will be designated as, or otherwise recharacterized as, a capital gain dividend as described above. Dividends received by a corporate U.S. stockholder may be eligible for a dividends received deduction, subject to applicable limitations.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize gain upon a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain, if the shares of stock have been held for one year or less.

Stockholders may not include in their own income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder that elects to treat capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Dispositions of Our Stock. In general, regardless of whether we elect to be treated as a REIT, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year. Otherwise, the U.S. stockholder must treat any such gain or loss as short-term capital gain or loss. However, to the extent we elect to be taxed as a REIT, a U.S. stockholder must treat any loss upon a sale or exchange of our stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock (whether or not we are taxed as a REIT) may be disallowed if the U.S. stockholder repurchases our common stock within 30 days before or after the disposition.

Capital Gains and Losses. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual federal income tax rate is currently 37.0%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers is currently 20% for sales and exchanges of capital assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain, known as unrecaptured section 1250 gains, would have been treated as ordinary income on depreciation recapture if the property were “section 1245 property.” To the extent we elect to be taxed as a REIT, and we make distributions that we designate as capital gain dividends or we otherwise retain capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders as long-term capital gains or unrecaptured section 1250 gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate taxpayers) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” No such recharacterization would apply to gain recognized on the sale of our stock, however, if we do not elect to be taxed as a REIT. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates (currently up to 21%). A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of certain Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly~~,~~ and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us might be subject to disclosure or other requirements pursuant to these regulations.

Medicare Tax. A U.S. person that is an individual is subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which currently is between $125,000 and $250,000, depending on the individual’s circumstances). Estates and trusts that do not fall into a special class of trusts that is exempt from such tax are subject to the same 3.8% tax on the lesser of their undistributed net investment income and the excess of their adjusted gross income over a certain threshold. Net investment income generally includes dividends on our stock and gain from the sale of our stock. The temporary 20% deduction with respect to ordinary REIT dividends payable by non-corporate taxpayers is likely not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax. If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in our common stock.

Information Reporting and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a current rate of up to 24% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of any dividends or capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “—Taxation of Stockholders—Taxation of Foreign Stockholders—Information Reporting and Backup Withholding.”

Taxation of Foreign Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals and foreign corporations (“non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of our stock, including any reporting requirements.

Dividends. If we elect to be taxed as a REIT, a non-U.S. stockholder who receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, or USRPIs, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary dividend income to the extent that we pay the distribution out of our current or accumulated earnings and profits. If we do not elect to be taxed as a REIT, all distributions will cause non-U.S. stockholders to recognize ordinary dividend income to the extent of our current and accumulated earnings and profits. In either case, a withholding tax equal to 30% of the gross amount of the dividend ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding tax rates do not apply to dividends from REITs (or are not as favorable for REIT dividends as compared to non-REIT dividends). However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and in the case of a corporate non-U.S. stockholder also may be subject to a branch profits tax at the rate of 30% (or lower treaty rate). We plan to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or Form W-8BEN-E (with appropriate attachments) evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income that is effectively connected with a trade or business in the United States.

A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that stock. A non-U.S. stockholder will be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to U.S. federal income tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we may withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Additional withholding regulations under FIRPTA may require us to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than, to the extent we elect to be taxed as a REIT, capital gain distributions subject to FIRPTA, as described below, and except to the extent an exemption or a lower rate of withholding applies), to the extent that we do not do so, we will withhold at a rate of 15% on any portion of such a distribution.

Capital Gain Distributions if we elect to be taxed as a REIT. If we elect to be taxed as a REIT, then, except as discussed below with respect to 10% or less holders of regularly traded classes of stock, “qualified shareholders,” and “qualified foreign pension funds,” for any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions by us that are attributable to gain from our sale or exchange of USRPIs under special provisions of the U.S. federal income tax laws known as the Foreign Investment in Real Property Act, or FIRPTA. The term USRPIs includes interests in real property and shares in corporations at least 50% of whose real estate and business assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions by us attributable to gain from sales of USRPIs as if the gain were effectively connected with a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at regular tax rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 21% of any distribution that we could designate as a capital gain dividend and is a distribution attributable to USRPI gain. In addition, we may be required to withhold 21% of any of other capital gain dividends, and we reserve the right to withhold such amounts until guidance issued clarifying that withholding is not required. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. However, FIRPTA and the 21% withholding tax will not apply to any distribution with respect to any class of our stock that is regularly traded on an established securities market located in the United States if the recipient non-U.S. stockholder did not own more than 10% of such class of stock at any time during the one-year period ending on the date of distribution. Instead, any capital gain dividend will be treated as an ordinary distribution subject to the rules discussed above, which generally impose a 30% withholding tax (unless reduced by a treaty). At the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded on an established securities market.

Although the law is not clear on the matter, it appears that amounts designated by us as undistributed capital gains generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under that approach, the non-U.S. stockholders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom an amount equal to their proportionate share of the tax paid by us on the undistributed capital gains and to receive from the IRS a refund to the extent their proportionate share of this tax paid by us exceeds their actual U.S. federal income tax liability. If we do not elect to be taxed as a REIT, then no portion of our dividends will be designated or otherwise recharacterized as a capital gain dividend and the foregoing rules will be inapplicable.

Dispositions of Our Stock if We Elected to be Taxed as a REIT. Any gain that a non-U.S. stockholder realizes upon the sale, exchange or other disposition of a share of our common stock generally will be subject to U.S. federal income tax if we are or have been a “United States real property holding corporation” under Section 897 of the Code (a “USRPHC”), at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. stockholder held our common stock, and our common stock is not considered to be “regularly traded on an established securities market” (or, if so traded, the non-U.S. stockholder holds more than 10% of our stock as described below). The determination of whether we are a USRPHC depends on the fair market value of our “U.S. real property interests,” within the meaning of Section 897 of the Code, relative to the fair market value of our other real estate and business assets. We expect that we will be a USRPHC, and therefore dispositions of our common stock could be subject to U.S. federal income tax under FIRPTA. However, if we elect to be taxed as a REIT, a non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a disposition of our common stock as long as at all times during the five-year period ending on the date of disposition non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. For these purposes, if a class of our common stock was regularly traded on an established securities market in the United States, a person holding less than 5% of our regularly traded class of stock for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. However, at the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded in an established securities market. We cannot assure you that our non-U.S. ownership will be less than 50% at any time. Even if our non-U.S. ownership remains under 50% for five years and we otherwise meet the requirements of this rule, pursuant to “certain wash sale” rules under FIRPTA, a non-U.S. stockholder may incur tax under FIRPTA to the extent such stockholder disposes of our stock within a certain period prior to a distribution attributable to USRPI gain and directly or indirectly (including through certain affiliates) reacquires our stock within certain prescribed periods.

Regardless of the extent of our non-U.S. ownership, a non-U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of our common stock if we elect to be taxed as a REIT, our stock is publicly traded and if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 10% or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date. Therefore, if our common stock were to be regularly traded on an established securities market, and we elected to be taxed as a REIT, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 10% of our common stock during such testing period. However, at the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded in an established securities market.

To the extent we elect to be taxed as a REIT and our common stock is held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” it will not be treated as a USRPI to the qualified shareholder. Further, to the extent such treatment applies, any distribution to such stockholder will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified shareholder is generally a non-U.S. stockholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply with respect to a portion of the qualified shareholder’s stock (determined by applying the ratio of the value of the interests held by applicable investors in the qualified shareholder to the value of all interests in the qualified shareholder and applying certain constructive ownership rules). Such ratio applied to the amount realized by a qualified shareholder on the disposition of our stock or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. Such treatment shall also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified shareholder. For these purposes, an “applicable investor” is a person who holds an interest in the qualified shareholder and holds more than 10% of our stock applying certain constructive ownership rules. Furthermore, while the substantive FIRPTA rules will not apply to qualified shareholders, absent guidance from the IRS the withholding taxes described above may still apply. We reserve the right to withhold such amounts until guidance is issued clarifying that withholding is not required.

The FIRPTA rules will not apply to any USRPI held directly (or indirectly through one or more partnerships) by, or to any distribution received from a REIT by a “qualified foreign pension fund” or any entity all of the interests of which are held by a qualified foreign pension fund. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (or their designees) of one or more employers for services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to relevant local tax authorities and (v) with respect to which, under its local laws, contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or taxation of its income is deferred or taxed at a reduced rate. Distributions received by qualified foreign pension funds will be taxed described above at “—Taxation of Stockholders—Taxation of Foreign Stockholders—Dividends” as if such distribution is not attributable to the sale of a USRPI. Gain treated as gain from the sale or exchange of our stock (including capital gain dividends and distributions treated as gain from the sale or exchange of our stock under the rules described above at” —Taxation of Stockholders—Taxation of Foreign Stockholders—Dividends”) will not be subject to tax unless such gain is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. stockholders. A Non-U.S. stockholder that is a qualified foreign pension fund can also avoid FIRPTA withholding taxes described above (with respect to capital gain dividends) and below (with respect to dispositions) to the extent it provides the REIT with a certification as to its status.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to any applicable alternative minimum tax. In addition, a 15% withholding tax could apply to the amount realized by the non-U.S. stockholder on a sale or disposition of our stock. Non-U.S. holders should consult their tax advisors regarding the possible application of the FIRPTA rules to their ownership and disposition of our stock. Furthermore, a non-U.S. stockholder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain and may be subject to the 30% branch profits tax in the case of a foreign corporation; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains derived from sources within the United States.

Dispositions of Our Stock if We Do Not Elect to be Taxed as a REIT.

If we do not elect to be taxed as a REIT, any gain that a non-U.S. stockholder realizes upon the sale, exchange or other disposition of a share of our common stock generally will be subject to U.S. federal income tax if we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. stockholder held our common stock, and our common stock is not considered to be “regularly traded on an established securities market” (or, if so traded, the non-U.S. stockholder holds more than 5% of our stock as described below). The determination of whether we are a USRPHC depends on the fair market value of our “U.S. real property interests,” within the meaning of Section 897 of the Code, relative to the fair market value of our other real estate and business assets. We expect that we will be a USRPHC, and therefore dispositions of our common stock could be subject to U.S. federal income tax under FIRPTA.

If we do not elect to be taxed as a REIT, a non-U.S. stockholder will not incur tax under FIRPTA on a disposition of the shares of our common stock if such stock is publicly traded and if such non-U.S. stockholder owned, actually or constructively, at all times during a specified testing period, 5% or less of the total fair market value of such class of stock. The testing period is the shorter of (1) the period during which the non-U.S. stockholder held the shares and (2) the five-year period ending on the disposition date. Therefore, if our common stock were to be regularly traded on an established securities market and we did not elect to be taxed as a REIT, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our stock during such testing period. However, at the time you purchase shares in this offering, our shares will not be regularly traded on an established securities market and we can give you no assurance that our shares will ever be regularly traded in an established securities market.

The FIRPTA rules will not apply to any USRPI held directly (or indirectly through one or more partnerships) by a “qualified foreign pension fund” (as defined above) or any entity all of the interests of which are held by a qualified foreign pension fund. Distributions received by qualified foreign pension funds will be taxed as described above at “—Taxation of Stockholders—Taxation of Foreign Stockholders—Dividends” as if such distribution is not attributable to the sale of a USRPI. Gain of a qualified foreign pension fund that is treated as gain from the sale or exchange of our common stock (including distributions treated as gain from the sale or exchange of our stock under the rules described above at” —Taxation of Stockholders—Taxation of Foreign Stockholders—Dividends”) will not be subject to tax unless such gain is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in which case the non-U.S. stockholder generally will be subject to a tax at the graduated rates applicable to ordinary income, in the same manner as U.S. stockholders. A Non-U.S. stockholder that is a qualified foreign pension fund can also avoid FIRPTA withholding taxes described herein to the extent it provides the REIT with a certification as to its status.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to any applicable alternative minimum tax. In addition, a 15% withholding tax could apply to the amount realized by the non-U.S. stockholder on a sale or disposition of our stock. Non-U.S. holders should consult their tax advisors regarding the possible application of the FIRPTA rules to their ownership and disposition of our stock. Furthermore, a non-U.S. stockholder generally will incur U.S. federal income tax on gain not subject to FIRPTA if:

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain and may be subject to the 30% branch profits tax in the case of a foreign corporation; or

the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and meets certain other criteria, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains derived from sources within the United States.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to United States federal estate tax. The test for whether an individual is a resident of the United States for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be “non-U.S. stockholders” for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

FATCA Withholding on Certain Foreign Accounts and Entities. The Foreign Account Tax Compliance Act, or FATCA, provisions of the Code, enacted in 2010, together with administrative guidance and certain intergovernmental agreements entered into thereunder, impose a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution that is not subject to special treatment under certain intergovernmental agreements, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertakes to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. Investors in jurisdictions that have entered into intergovernmental agreements may, in lieu of foregoing requirements, be required to report such information to their home jurisdiction. Withholding under FATCA will apply after December 31, 2018 with respect to the gross proceeds from a disposition of property that can produce U.S. source interest or dividends and are currently in effect with respect to other withholdable payments. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding. Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence. Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non- U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is furnished to the IRS.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. Subject to the exceptions described below, a tax-exempt stockholder generally would not recognize unrelated business taxable income as a result of an investment in our common stock. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us and a portion of the gain on sale of our common stock could constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, and supplemental unemployment benefit trusts that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, to the extent we elect to be taxed as a REIT, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock by value at any time during a taxable year must treat a percentage of the dividends that it receives from us for the taxable year as unrelated business taxable income.

Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares by value only if:

•	we elect to be taxed as a REIT;

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of the value of our stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

•

either (a) one pension trust owns more than 25% of the value of our stock; or (b) a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Other Tax Considerations

State, Local and Foreign Taxes

We and/or holders of our stock may be subject to state, local and foreign taxation in various state or local or foreign jurisdictions, including those in which we or they transact business or reside. The foreign, state and local tax treatment of us and of holders of our stock may not conform to the U.S. federal income tax considerations discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common stock.

Legislative or Other Actions

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted, amended or repealed. Changes to the U.S. federal income tax laws and to interpretations of the U.S. federal income tax laws could adversely affect an investment in our common stock. The Tax Cuts and Jobs Act is a complex revision to the U.S. federal income tax laws with various impacts on different categories of taxpayers and industries, and will require subsequent rulemaking and interpretation in a number of areas. The long-term impact of the Tax Cuts and Jobs Act on the overall company, government revenues, our tenants, us and the real estate industry cannot be accurately predicted at this time.

ERISA CONSIDERATIONS

The following is a summary of some considerations associated with an investment in our shares by a qualified employee pension benefit plan or an individual retirement account (IRA). This summary is based on provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Code, each as amended through the date of this offering circular, and the relevant regulations, opinions and other authority issued by the Department of Labor and the IRS. We cannot assure you that there will not be adverse tax or labor decisions or legislative, regulatory or administrative changes that would significantly modify the statements expressed herein. Any such changes may apply to transactions entered into prior to the date of their enactment.

Each fiduciary of an employee pension benefit plan subject to ERISA (such as a profit sharing, Section 401(k) or pension plan), including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans, or any other retirement plan or account subject to Section 4975 of the Code, such as an IRA, seeking to invest plan assets in the Company’s shares must, taking into account the facts and circumstances of each such plan or IRA (Benefit Plan), consider, among other matters:

•	whether the investment is consistent with the applicable provisions of ERISA and the Code;

•	whether, under the facts and circumstances pertaining to the Benefit Plan in question, the fiduciary’s responsibility to the plan has been satisfied;

•

whether the investment will produce an unacceptable amount of UBTI to the Benefit Plan (see “U.S. Federal Income Tax Considerations – Taxation of Stockholders – Taxation of Tax-Exempt Stockholders”); and

•	the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the following duties:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan, unless it is clearly prudent not to do so;

•	to ensure sufficient liquidity for the plan;

•	to ensure that plan investments are made in accordance with plan documents; and

•	to consider whether an investment would constitute or give rise to a prohibited transaction under ERISA or the Code.

ERISA also requires that, with certain exceptions, the assets of an employee benefit plan are held in trust and that the trustee, or a duly authorized named fiduciary or investment manager, have exclusive authority and discretion to manage and control the assets of the plan.

The sale of our shares to a Benefit Plan is in no respect a representation by us, our operating partnership or any other person associated with this offering that such an investment meets all relevant legal requirements with respect to investments by Benefit Plans generally or any particular Benefit Plan, or that such an investment is appropriate for Benefit Plans generally or any particular Benefit Plan.

Prohibited Transactions

Generally, both ERISA and the Code prohibit Benefit Plans from engaging in certain transactions involving plan assets with specified parties, such as sales or exchanges or leasing of property, loans or other extensions of credit, furnishing goods or services, or transfers to, or use of, plan assets. The specified parties are referred to as “parties-in-interest” under ERISA and as “disqualified persons” under the Code. These definitions generally include both parties owning threshold percentage interests in an investment entity and “persons providing services” to the Benefit Plan, as well as employer sponsors of the Benefit Plan, fiduciaries and other individuals or entities affiliated with the foregoing. For this purpose, a person generally is a fiduciary with respect to a Benefit Plan if, among other things, the person has discretionary authority or control with respect to plan assets or provides investment advice for a fee with respect to plan assets. Under Department of Labor regulations, a person will be deemed to be providing investment advice if that person renders advice as to the advisability of investing in our shares, and that person regularly provides investment advice to the Benefit Plan pursuant to a mutual agreement or understanding that such advice will serve as the primary basis for investment decisions, and that the advice will be individualized for the Benefit Plan based on its particular needs. Thus, if we are deemed to hold plan assets, its management could be characterized as fiduciaries with respect to such assets, and each would be deemed to be a party-

in-interest under ERISA and a disqualified person under the Code with respect to investing Benefit Plans. Whether or not we are deemed to hold plan assets, if we or our affiliates are affiliated with a Benefit Plan Investor, we might be a disqualified person or party-in-interest with respect to such Benefit Plan Investor, resulting in a prohibited transaction merely upon investment by such Benefit Plan in our shares.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing shares.

If a prohibited transaction were to occur, the Code imposes an excise tax equal to 15% of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected” in a timely manner. These taxes would be imposed on any disqualified person who participates in the prohibited transaction. In addition, our board of directors, and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities (or a non-fiduciary participating in a prohibited transaction), could be required to restore to the Benefit Plan any profits they realized as a result of the transaction or breach and make good to the Benefit Plan any losses incurred by the Benefit Plan as a result of the transaction or breach. With respect to an IRA that invests in our shares, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Code.

Plan Asset Considerations

In order to determine whether an investment in our shares by a Benefit Plan creates or gives rise to the potential for either prohibited transactions or a commingling of assets as referred to above, a fiduciary must consider whether an investment in our shares will cause our assets to be treated as assets of the investing Benefit Plan. Neither ERISA nor the Code defines the term “plan assets;” however, regulations promulgated by the Department of Labor (29 CFR Section 2510.3-101 (as modified by Section 3(42) of ERISA)) provide guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute assets of a Benefit Plan when the plan invests in that entity (Plan Assets Regulation). Under the Plan Assets Regulation, the assets of an entity in which a Benefit Plan makes an equity investment will generally be deemed to be assets of the Benefit Plan, unless one of the exceptions to this general rule applies.

In the event that our underlying assets were treated as the assets of investing Benefit Plans, our management would be treated as fiduciaries with respect to each Benefit Plan stockholder. Further, if our assets are deemed to be “plan assets,” an investment by an IRA in our shares might be deemed to result in an impermissible commingling of IRA assets with other property.

If our management or our affiliates were treated as fiduciaries with respect to Benefit Plan stockholders, the prohibited transaction restrictions of ERISA and the Code would apply to any transaction involving our assets. These restrictions could, for example, require that we avoid transactions with persons that are affiliated with or related to us or our affiliates or require that we restructure our activities in order to obtain an administrative exemption from the prohibited transaction restrictions. Alternatively, we might have to provide Benefit Plan stockholders with the opportunity to sell their shares to us, or we might dissolve.

The Plan Assets Regulation provides that the underlying assets of an entity will be treated as assets of a Benefit Plan investing therein unless the entity satisfies one of the exceptions to the general rule. We believe that we will satisfy one or more of the exceptions described below.

Exception for Insignificant Participation by Benefit Plan Investors. The Plan Assets Regulation provides that the assets of an entity will not be deemed to be the assets of a Benefit Plan if equity participation in the entity by employee benefit plans, including Benefit Plans, is not significant. The Plan Assets Regulation provides that equity participation in an entity by Benefit Plan Investors is “significant” if at any time 25% or more of the value of any class of equity interest is held by Benefit Plan Investors. The term “Benefit Plan Investor” is defined for this purpose under ERISA Section 3(42) and includes any employee benefit plan subject to Part 4 of Subtitle B of Title I of ERISA, any plan subject to Section 4975 of the Code (including IRAs), and any entity whose underlying assets include plan assets by reasons of a plan’s investment in such entity. In calculating the value of a class of equity interests, the value of any equity interests held by us and our affiliates must be excluded. It is not clear whether we will qualify for this exception.

Exception for Operating Companies. The Plan Assets Regulation provides an exception with respect to securities issued by an “operating company” if such operating company is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes a “real estate operating company” or a “venture capital operating company.” Generally, we will be deemed to be a real estate operating company if during the relevant valuation periods at least 50% of our assets valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which we have the right to substantially participate directly in management or development activities. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a real estate operating company may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. To constitute a venture capital operating company, (i) 50% or more of our assets valued at cost (other than short-term investments pending long-term commitment or distribution to investors) must be invested in “venture capital investments” during the relevant valuation periods. A venture capital investment is an investment in an operating company, including a “real estate operating company,” as to which the investing entity has or obtains direct management rights. If an entity satisfies this 50% assets requirement on the date it first makes a long-term investment (the “initial valuation date”), it will be considered a real estate operating company or a venture capital operating company, as the case may be, for the entire period beginning on the initial valuation date and ending on the last day of the first annual valuation period, provided that it actually exercises its management rights during such entire period. An “annual valuation period” is a pre-established annual period of not more than 90 days, and the first annual valuation period must begin no later than the anniversary of the initial valuation date. For subsequent periods, the entity must satisfy the 50% of assets test at some time during each annual valuation period and must exercise its management rights during the following 12 months. We believe that we will qualify for the real estate operating company exception or the venture capital operating company exception; however, we have not obtained an opinion of counsel regarding such qualification and no assurance can be given that this will be the case.

Other Prohibited Transactions

Regardless of whether the shares qualify for an exception under the Plan Assets Regulation, a prohibited transaction could occur if we, any selected broker-dealer or any affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA) with respect to any Benefit Plan purchasing our shares. Accordingly, unless an administrative or statutory exemption applies, shares should not be purchased by a Benefit Plan with respect to which any of the above persons is a fiduciary. A person is a fiduciary with respect to a Benefit Plan under Section 3(21) of ERISA if, among other things, the person has discretionary authority or control with respect to the Benefit Plan or “plan assets” or provides investment advice for a fee with respect to “plan assets.”

Annual Valuation

Typically, a fiduciary of an employee benefit plan subject to ERISA is required to determine annually the fair market value of each asset of the plan as of the end of the plan’s fiscal year and to file a report with the IRS reflecting such value. When no fair market value of a particular asset is available, the fiduciary is generally required to make a good faith determination of that asset’s “fair market value” assuming an orderly liquidation at the time the determination is made. In addition, a trustee or custodian of an IRA typically must provide the IRS with a statement of the value of the IRA each year. In discharging its obligation to value assets of a plan, a fiduciary subject to ERISA must act consistently with the relevant provisions of the plan and the general fiduciary standards of ERISA.

Unless and until our shares are listed on a national securities exchange, we do not expect that a public market for our shares will develop, and there may not be an independent basis to determine the fair market value of our shares. To date, neither the IRS nor the Department of Labor has promulgated regulations specifying how a plan fiduciary should determine the fair market value of shares when the fair market value of such shares is not determined in the marketplace.

The foregoing requirements of ERISA and the Code are complex and subject to change. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding an investment in our shares.

DESCRIPTION OF SHARES

General

Our charter authorizes us to issue: (i) 1,000,000,000 shares of common stock, $0.01 par value per share and (ii) 100,000,000 shares of preferred stock. At this time, we have not issued any preferred stock.

As of September 30, 2018, we had 1,376,603 shares of our common stock issued and outstanding, including 1,000 shares of common stock issued to Cottonwood Residential O.P., LP.

We intend to have a December 31st fiscal year end. In addition, we may elect to be taxed as a REIT but are not required to do so.

Common Stock In General

Holders of our common stock will be entitled to receive such distributions as declared from time to time by our board of directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights. Our common stock will be non-assessable by us upon our receipt of the consideration for which our board of directors authorized its issuance.

Our board of directors has authorized the issuance of shares of our common stock without certificates. We will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Voting Common Stock

Subject to the restrictions in our charter on transfer and ownership of shares and except as may otherwise be specified in the charter, the holders of our common stock are entitled to one vote per share on all matters submitted to a stockholder vote, including election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock can elect the entire board of directors. Except as set forth in our charter, including any articles supplementary with respect to any series of preferred stock we may issue in the future, the holders of our common stock will possess exclusive voting power. Our charter does not provide for cumulative voting in the election of its directors.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Limited Partner Units in our Operating Partnership

We may also enter into contribution agreements whereby a holder of real estate desires to exchange the real estate for limited partner units in our operating partnership. If this occurs, we will amend and restate the partnership agreement of our operating partnership. In connection with such contribution agreements, we may enter into a tax indemnification agreement with the investor to indemnify them in the event that a tax is triggered on the sale of such asset.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, on a date and at the time and place set by the board of directors.

Special meetings of stockholders may be called by our chairman of the board of directors, chief executive officer, president or the board of directors. In addition, a special meeting of the stockholders must be called to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting and the satisfaction by such stockholders of certain procedural requirements set forth in the Bylaws.

The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. The affirmative vote of a plurality of all votes cast is sufficient to elect a director. Unless otherwise provided by the Maryland General Corporation Law or our charter, the affirmative vote of a majority of all votes cast is sufficient to approve any other matter which properly comes before the meeting.

Under the Maryland General Corporation Law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments of our charter relating to the restrictions on transfer and ownership of shares and the vote required to amend certain provisions of the charter and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to our charter will be valid only if it is declared advisable by the board of directors and approved by the affirmative vote of holders of shares entitled to cast a majority of all votes entitled to be cast on the matter.

Restrictions on Ownership of Shares

Ownership Limit

To preserve our ability to elect to be taxed as a REIT, and if we elect to be taxed as a REIT, to maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences will not apply to any period prior to the second year for which we elect to be taxable as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued ability to qualify as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or 9.8% by value of our outstanding capital stock unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if the board of directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status or our ability to qualify as a REIT. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in our shares being owned by fewer than 100 persons shall be null and void. In addition, any attempted transfer of our shares or other event that, if effective, would result in a violation of our ownership limit or would result in any of our income that would otherwise qualify as “rents from real property” to fail to qualify as such or that would otherwise cause us to fail to qualify as a REIT (including through our receipt of related party tenant income) will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust. To the extent any such transfer to a trust would not be effective for any reason to prevent a violation of our charter, then any transfer of our stock that would have resulted in a violation in our charter shall instead be declared null and void.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or distributions, and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and distributions on the shares held in trust and will hold such dividends or distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons will provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to attempt to, preserve the ability to, or continue to, qualify as a REIT. The ownership limit does not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

To the extent we elect to be taxed as a REIT, within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner will also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

These restrictions could delay, defer or prevent a transaction or change in control of us that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Investment Criteria, Minimum Purchase Requirements and Transfer Restrictions

Pursuant to the requirements of Section 18(b)(4)(D)(ii) of the Securities Act and Rule 251(d)(2)(i)(C) of Regulation A, purchasers of our common stock must be “qualified purchasers,” which means that they are required to satisfy certain investment criteria regarding their net worth or income. Purchasers must either (i) be an accredited investor or (ii) if you are not an accredited investor, the investment in the shares is not more than 10% of the greater of: (a) if you are a natural person: (1) your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence; or (2) your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year or (b) if you are not a natural person, (1) your revenue, as of your most recently completed fiscal year end; or (2) your net assets, as of your most recently completed fiscal year end. See “Investment Criteria” on page 1 of this offering circular for more information.

All subsequent sales must comply with applicable state and federal securities laws.

Generally, you must initially invest at least $10,000 (based on 1,000 shares of our common stock at the initial offering price) to be eligible to participate in this offering, but this minimum investment requirement may be reduced on a case by case basis at the discretion of the sponsor. Pursuant to a board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for the following transfers without consideration: transfers by gift; transfers by inheritance; intrafamily transfers; family dissolutions; transfers to affiliates; and transfers by operation of law. These minimum purchase requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange, and, as of the date of this offering circular, we have no plans to seek such listing.

Distributions

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects. We do not intend to pay distributions during the early stages of our existence if we initially acquire multifamily construction and development projects with the proceeds from this offering. If the majority of our initial assets are construction and development projects and we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

Once we being to declare distributions, we expect to authorize and declare distributions based on daily record dates, and we expect to make distributions on a monthly basis. The rate will be determined by the board of directors based on our financial condition and such other factors as our board of directors deems relevant. The board of directors has not pre-established a percentage range of return for distributions to stockholders. We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Generally, our policy will be to make distributions from cash flow from operations. However, we expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to make distributions solely from our cash flow from operations. Further, because we may receive income from interest or rents at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, if we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings to fund our distributions. We may also fund such distributions from the sale of assets or from the maturity, payoff or settlement of debt investments. Our charter permits us to make distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. If we make distributions from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

If we elect to be taxed as a REIT, then to maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements.” Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. If we do not elect to be taxed as a REIT, we will not be required to make any minimum distribution.

Distributions that you receive will generally be taxed to you to the extent they are from current or accumulated earnings and profits. The character of any such tax will depend on whether or not we have elected to be taxed as a REIT. To the extent any portion of your distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain upon your sale of the stock). Distributions that constitute a return of capital, in effect, defer a portion of your tax until your investment is sold or we are liquidated, at which time you will be taxed at capital gains rates. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

Business Combinations

Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term “business combination” includes mergers, consolidations, share exchanges, asset transfers, and issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns 10% or more of the voting power of the corporation’s shares or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the corporation other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation, or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. “Control shares” are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a “control share acquisition” means the acquisition of control shares.

Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated by the board at any time in the future.

Registrar and Transfer Agent

We have engaged a third party to serve as the registrar and transfer agent for our common stock. The name and address of our transfer agent is as follows:

DST Systems, Inc.

1055 Broadway, 7th Floor

Kansas City, Missouri 64105

Attn: Group Vice President-Full Service

Fax: (816) 435-3455

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, or distribution mailing address.

COTTONWOOD JOINT VENTURES

Our operating partnership and Cottonwood Residential O.P., LP intend to form a new joint venture for each multifamily construction and development project or multifamily development-related asset, including each mezzanine loan or preferred equity investment made in entities that have been formed for the purpose of developing multifamily construction and development projects, acquired. Our operating partnership will be no more than a 90% owner and a manager of each Cottonwood Joint Venture. Cottonwood Residential O.P., LP, a Delaware limited partnership will be at least a 10% owner and the other manager of each Cottonwood Joint Venture. Cottonwood Residential O.P., LP will have the option to vary its ownership on a joint venture by joint venture basis in its sole discretion, but in no circumstance will its ownership be less than 10%. We anticipate that substantially all of our investments will be made through the Cottonwood Joint Venture(s). This section outlines the anticipated terms of the Cottonwood Joint Venture agreements; however, the terms may vary among agreements.

Capital Contributions

Together with Cottonwood Residential O.P., LP, our operating partnership will make capital contributions to the Cottonwood Joint Venture as the Cottonwood Joint Venture requires capital to make investments or for general corporate purposes. Our operating partnership will contribute up to 90% of the capital contributions agreed to by the members and Cottonwood Residential O.P., LP will contribute at least 10% of the capital contributions agreed to by the members. This allocation will change if Cottonwood Residential O.P., LP increases its ownership in a Cottonwood Joint Venture. Our Cottonwood Joint Ventures may invest through special purpose entities.

Management

Each Cottonwood Joint Venture will be co-managed by our operating partnership and Cottonwood Residential O.P., LP. We (through our operating partnership) and Cottonwood Residential O.P., LP will have equal management authority with respect to the Cottonwood Joint Ventures despite unequal capital contributions and distributions. Our board of directors and officers will direct CW Multifamily Opportunity Fund GP, LLC, the general partner of our operating partnership, to direct the operating partnership’s decisions on our behalf regarding the management and operation of the Cottonwood Joint Ventures between us and Cottonwood Residential O.P., LP.

We rely on Cottonwood Residential O.P., LP to identify suitable investments. Many investment opportunities that are suitable for us may also be suitable for Cottonwood Residential O.P., LP and Cottonwood Residential II, Inc. or other programs sponsored by such persons or their affiliates. It is the intent of Cottonwood Residential O.P., LP and us that Cottonwood Residential O.P., LP and its affiliates will allocate potential investments between entities that are sponsored by Cottonwood Residential O.P., LP and its affiliates in a manner designed to meet each entity’s investment objectives by considering the investment portfolios of each entity, the cash available for investment by each entity and diversification objectives. Cottonwood Residential O.P., LP may, but is not required to, present potential investments in multifamily development-related assets to our operating partnership.

In exchange for identifying investment opportunities for our operating partnership, Cottonwood Residential O.P., LP will receive a promotional interest equal to 20% of the profits of each joint venture after the payment of a preferred return and catch-up allocation.

Distributions and Allocations of Profit and Losses

Where there is a third-party developer, cash from each Cottonwood Joint Venture will be distributed as follows:

(1) First, to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their accrued but undistributed 9% preferred return, until the partners have been distributed an amount equal to their accrued but undistributed 9% preferred return;

(2) Second, 100% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture until their capital contributions have been returned;

(3) Third, (i) 50% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture and (ii) 50% to Cottonwood Residential O.P., LP, until Cottonwood Residential O.P., LP has received an amount pursuant to this clause (ii) equal to 20% of the total amount distributed to the partners (our operating partnership and Cottonwood Residential O.P., LP) pursuant to item 1 above and this item 3; and

(4) Thereafter, 80% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture and 20% to Cottonwood Residential O.P., LP.

Taking into consideration the distributions from each Cottonwood Joint Venture, Cottonwood Residential O.P., LP is effectively receiving a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture which is subordinated to our receipt of a 9% preferred return. The Cottonwood Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will not be passed through to our shareholders.

Where there is an Affiliated Developer, cash from each Cottonwood Joint Venture will be distributed as follows:

(1) First, to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their accrued but undistributed 8% preferred return, until the partners have been distributed an amount equal to their accrued but undistributed 8% preferred return;

(2) Second, 100% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture until their capital contributions have been returned;

(3) Third, 25% of the excess profits of the development joint venture to the Affiliated Developer until the partners (our operating partnership and Cottonwood Residential O.P., LP) receive a 12% return on investment in proportion to their respective interest in the Cottonwood Joint Venture;

(4) Fourth, 35% of the excess profits of the development joint venture to the Affiliated Developer until the partners (our operating partnership and Cottonwood Residential O.P., LP) receive a 16% return on investment in proportion to their respective interest in the Cottonwood Joint Venture; and

(5) Thereafter, 50% of the excess profits of the development joint venture to the Affiliated Developer and 50% to the partners (our operating partnership and Cottonwood Residential O.P., LP) in proportion to their respective interest in the Cottonwood Joint Venture.

Amendments

The Cottonwood Joint Venture agreement cannot be amended without the approval of both us and Cottonwood Residential O.P., LP.

Transfer Restrictions

Our operating partnership and Cottonwood Residential O.P., LP may not resign or withdraw as a member, without the consent of the other member. In addition, no member may directly or indirectly sell, assign, hypothecate, encumber or otherwise transfer all or any part of its membership interest in the Cottonwood Joint Venture without the consent of the other member.

Right of First Refusal

If our operating partnership or Cottonwood Residential O.P., LP desires to transfer all or a portion of its membership interest in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

THE OPERATING PARTNERSHIP AGREEMENT

General

Cottonwood Multifamily Opportunity Fund O.P., LP which we refer to as the operating partnership, is a recently formed Delaware limited partnership. We expect to own substantially all of our assets and conduct our operations through the operating partnership. We are the limited partner and the sole member of the general partner of our operating partnership. The general partner of our operating partnership is CW Multifamily Opportunity Fund GP, LLC, a Delaware limited liability company. As the sole member of the general partner, we have the exclusive power to manage and conduct the business of the operating partnership.

As we accept subscriptions for shares in this offering, we will transfer substantially all of the proceeds of the offering to our operating partnership as a capital contribution in exchange for units of limited partnership interest.

As a result of this structure, if we elect to be taxed as a REIT, we will be considered an UPREIT, or an umbrella partnership real estate investment trust once the operating partnership gains an additional partner that is not an entity disregarded as separate from the REIT. For purposes of satisfying the asset and income tests for qualification as a REIT, the REIT’s proportionate share of the assets and income of the operating partnership will be deemed to be assets and income of the REIT.

If we ever decide to acquire properties in exchange for units of limited partnership interest in the operating partnership, we expect to amend and restate the partnership agreement of our operating partnership to provide substantially as set forth below.

Capital Contributions

We have contributed $100 to the partnership in exchange for limited partnership units, and we have caused CW Multifamily Opportunity Fund GP, LLC to contribute $9,900 to the partnership in exchange for general partnership units. We and CW Multifamily Opportunity Fund GP, LLC will make additional contributions to the capital of our operating partnership at such times and in such amounts as agreed to by the partners. All future additional capital contributions shall be made in proportion to the partners’ units. We plan to contribute the proceeds of this offering to the operating partnership as an additional capital contribution. We anticipate that we will be the only limited partner of the operating partnership. However, if we offer preferred shares in the future, the operating partnership will also issue preferred general partnership interests. In addition, if we accept contributions of property in our operating partnership, our percentage ownership interest in the operating partnership will be adjusted to reflect the relative ownership percentages of the property contributors and us. If the operating partnership would require additional funds at any time in excess of capital contributions made by us or from borrowings, we could borrow funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds.

Operations

We would expect the partnership agreement of our operating partnership to provide that, so long as we elect to remain qualified as, or preserve our ability to qualify as, a REIT, the operating partnership would be operated in a manner that would enable us to satisfy the requirements for being classified as a REIT for tax purposes.

Cottonwood Joint Venture Member and Manager

The operating partnership will be no more than a 90% member of the Cottonwood Joint Ventures and will act as the co-manager of the Cottonwood Joint Ventures with Cottonwood Residential O.P., LP.

Distributions and Allocations of Profits and Losses

As of the date of this offering, Cottonwood Multifamily Opportunity Fund O.P., LP will be considered a disregarded entity for federal income tax purposes. We are the sole owner of Cottonwood Multifamily Opportunity Fund O.P., LP and all allocations and distributions will be made to us.

Rights, Obligations and Powers of the General Partner

Under the partnership agreement of our operating partnership, the general partner has all power and authority as a general partner is able to have under the Delaware Revised Uniform Limited Partnership Act, as amended. We are the sole member of CW Multifamily Opportunity Fund GP, LLC, the general partner of our operating partnership. As the sole member of the general partner, we have complete and exclusive discretion to manage and control the operating partnership’s business, through CW Multifamily Opportunity Fund GP, LLC, and to make all decisions affecting its assets.

We expect that the operating partnership would continue to pay all of the administrative and operating costs and expenses it incurs in acquiring or originating and operating and managing our investments. Other than the organizational and offering expenses paid by Cottonwood Capital Property Management II, LLC, we expect the operating partnership would also pay all of our administrative costs and expenses and such expenses would be treated as expenses of the operating partnership. Such expenses would include:

•	all expenses relating to our continuity of existence;

•	all expenses associated with the preparation and filing of our periodic reports under federal, state, or local laws or regulations; and

•	all of our other operating or administrative costs incurred in the ordinary course of business.

Other than the organizational and offering expenses paid by Cottonwood Capital Property Management II, LLC, the only costs and expenses we could incur that the operating partnership would not reimburse would be costs and expenses relating to assets we may own outside of the operating partnership. We would pay the expenses relating to such assets directly.

Change in General Partner

As the sole member of CW Multifamily Opportunity Fund GP, LLC, we may cause the general partner to withdraw as the general partner of the operating partnership or transfer its general partnership interest in the operating partnership (which would also require our approval as the limited partner).

Amendment of Limited Partnership Agreement

The partnership agreement of our operating partnership may be amended with the consent of the partners. It is anticipated that the partnership agreement of our operating partnership will be amended and restated if additional limited partners are admitted.

THE GENERAL PARTNER’S LIMITED LIABILITY COMPANY AGREEMENT

CW Multifamily Opportunity Fund GP, LLC, which we refer to as the general partner, is a recently formed Delaware limited liability company. As of the date of this offering circular, we are the sole member of the general partner. As the sole member, we have the exclusive power to manage and conduct the business of the general partner.

Capital Contributions

We have made an initial capital contribution of $100 to CW Multifamily Opportunity Fund GP, LLC in exchange for our sole membership interest.

Management

The business and affairs of CW Multifamily Opportunity Fund GP, LLC are managed by us, as the sole member. We have full and complete authority, power and discretion to manage and control the business, affairs and assets of CW Multifamily Opportunity Fund GP, LLC, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of CW Multifamily Opportunity Fund GP, LLC’s business. We have all authority, rights and powers conferred by law and those required or appropriate to the management of CW Multifamily Opportunity Fund GP, LLC’s business.

Distributions and Allocations of Profits and Losses

Cash from operations with respect to each calendar year will be distributed to us.

SUPPLEMENTAL SALES MATERIAL

In addition to this offering circular, we may utilize additional sales materials in connection with the offering of the shares, to the extent permitted under Regulation A under the Securities Act. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this offering circular. These supplemental sales materials may include:

•	investor sales promotion brochures;

•	cover letters transmitting the offering circular;

•	brochures containing a summary description of the offering;

•	fact sheets describing the general nature of Cottonwood Multifamily Opportunity Fund, Inc. and our investment objectives;

•	asset flyers describing our recent investments and the progress of our multifamily construction and development projects;

•	broker updates;

•	online investor presentations;

•	web site material;

•	electronic media presentations; and

•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by us, our managing broker-dealer, or their affiliates with the exception of the third-party article reprints. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

We are offering shares only by means of this offering circular. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in this offering circular, the supplemental materials do not purport to be complete and should not be considered a part of, and are not incorporated by reference into, this offering circular or the offering statement of which this offering circular is a part.

ELECTRONIC DELIVERY

Subject to availability, you may consent to the electronic delivery of documents, including proxy statements and other stockholder communication and reports. Such consent may be given in the subscription agreement, the form of which is in Exhibit 4.1, which is filed as an exhibit to the offering statement of which this offering circular forms a part. In connection with this offering, the managing broker-dealer and other soliciting dealers may distribute offering circulars by electronic means, such as e-mail.

LEGAL MATTERS

The validity of the shares of our common stock being offered hereby was passed upon for us by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements of Cottonwood Multifamily Opportunity Fund, Inc. at December 31, 2017 and 2016 and the year ended December 31, 2017 and for the period from May 31, 2016 (inception) through December 31, 2016, appearing in this offering circular have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION FOR ISRAELI INVESTORS

In addition to the Suitability Standards set forth herein, potential Israeli investors must satisfy one of the following:

(1) You are a fund for joint investments in trust, as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company thereof;

(2) You are a provident fund as defined in Law for Oversight of Financial Services (Provident Funds), 5765-2005, or a management company of such a fund;

(3) You are an insurer, as defined in the Law for Oversight of Insurance, 5741-1981;

(4) You are a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company;

(5) You are a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995;

(6) You are a company that is licensed as an investment advisor or investment marketer, as such terms are defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995;

(7) You are a company that is a member of the Tel Aviv Stock Exchange;

(8) You are an underwriter fulfilling the conditions of Section 56(c) of the Israeli Securities Law, 5728-1968;

(9) You are a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(10) You are an entity in which all of the equity owners meet one or more of the above criteria;

(11) You are an entity with shareholder’s equity exceeding NIS 50 million, not formed specifically for the purpose of acquiring shares in the issuer of the relevant securities; or

(12) You are an individual who meets one of the following conditions:

a. The aggregate value of your liquid assets exceeds NIS 8 million;

b. The amount of your income in each of the previous two years exceeds NIS 1.2 million, or the amount of income of your family unit exceeds NIS 1.8 million; or

c. The aggregate value of your liquid assets exceeds NIS 5 million and the amount of your income in each of the previous two years exceeds NIS 600,000, or the amount of income of your family unit exceeds NIS 900,000.

For purposes of item (12) above, “family unit” means you and your family members who live with you or are financially dependent on one another and “liquid assets” mean cash, deposits, financial assets and securities listed for trade on the stock exchange. If a potential Israeli investor does not meet any of the foregoing, such investor may be limited as to the number of shares that may be purchased.

Neither we nor our shares of common stock are approved by the Israeli Securities Authority pursuant to the Israeli Securities Law 1968, as amended and restated, and supplemental rules enacted thereunder, or the “Israeli Securities Law”. Accordingly, our shares of common stock may not be offered in Israel except in circumstances that do not constitute a public offer of our shares of common stock in Israel within the meaning of the Israeli Securities Law.

This offering circular is confidential and personal to each offeree and does not constitute an offer to any other person or to the general public in Israel to acquire our shares of common stock. Distribution of the documents in Israel to any person other than the offeree is unauthorized, and any disclosure of any of the content of the documents within Israel without our prior written consent is prohibited.

Each prospective investor in Israel, by accepting the delivery of the documents, agrees to the foregoing and will not make photocopies or any other reproduction, either physical or electronic, of the offering circular or any other documents referred to herein.

We reserve the right to reject any offer to purchase, in whole or in part, and for any reason, our shares of common stock offered hereby. We also reserve the right to sell or place less than all of our shares of common stock offered hereby.

Any investor who is a resident of Israeli must complete, in addition to the subscription agreement, the Israeli Investor Questionnaire attached thereto. See the Israeli Investor Questionnaire attached to the Subscription Agreement in Exhibit 4.1.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC with respect to the shares of our common stock to be issued in this offering. This offering circular is a part of that offering statement and, as permitted by SEC rules, does not include all of the information you can find in the offering statement or the exhibits to the offering statement. For additional information relating to us, we refer you to the offering statement and the exhibits to the offering statement. Statements contained in this offering circular as to the contents of any contract or document are necessarily summaries of such contract or document and in each instance, if we have filed the contract or document as an exhibit to the offering statement, we refer you to the copy of the contract or document filed as an exhibit to the offering statement.

We file annual, semiannual and current event reports with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. The offering statement is, and any of these filings with the SEC will be, available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington, D.C. Please call the SEC at (800) SEC-0330 for further information about the public reference room.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

Report of Independent Auditors

The Board of Directors and Stockholders

Cottonwood Multifamily Opportunity Fund, Inc.

We have audited the accompanying consolidated financial statements of Cottonwood Multifamily Opportunity Fund, Inc., which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2017 and for the period from May 31, 2016 (inception) through December 31, 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cottonwood Multifamily Opportunity Fund, Inc. at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for the year ended December 31, 2017 and for the period from May 31, 2016 (inception) through December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Salt Lake City, Utah

April 27, 2018

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Balance Sheets

	December 31,
	2017	2016
Assets
Cash and cash equivalents	$9,997	$10,000

Total assets	$9,997	$10,000

Liabilities and equity
Liabilities:
Accounts payable and accrued liabilities	1,042	$—

Total liabilities	1,042	—

Commitments and contingencies (Note 6)
Equity:
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2017 and 2016, respectively.	10	10
Additional paid in capital	9,990	9,990
Accumulated deficit	(1,045)	—

Total equity	8,955	10,000

Total liabilities and equity	$9,997	$10,000

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statement of Operations

Year Ended December 31,
2017
Equity in losses of joint ventures	$(1,045)

Net loss	$(1,045)

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Equity

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Equity
Balance at inception (May 31, 2016)	—	$—	$—	$—	$—

Issuance of common stock	1,000	10	9,990	—	10,000

Balance at December 31, 2016	1,000	10	9,990	—	10,000

Net loss	—	—	—	(1,045)	(1,045)

Balance at December 31, 2017	1,000	$10	$9,990	$(1,045)	$8,955

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2017	2016
Operating activities
Net loss	$(1,045)	$—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	1,042	—

Net cash used in operating activities	(3)	—

Financing activities
Issuance of common stock	—	10,000

Cash provided by financing activities	—	10,000

Net increase (decrease) in cash	(3)	10,000
Cash at beginning of period	10,000	—

Cash at end of period	$9,997	$10,000

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business

Cottonwood Multifamily Opportunity Fund, Inc. (the “Company) is a Maryland corporation formed on May 31, 2016 to (i) invest in multifamily construction, development projects and multifamily development-related assets located throughout the United Stated through joint ventures with Cottonwood Residential O.P., LP (“CROP”), established developers and operators and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. Substantially all our business is conducted through Cottonwood Multifamily Opportunity Fund O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (our “sponsor”), sponsored our formation and the offering of up to $50.0 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (“the Offering”). The SEC qualified the offering on November 27, 2017. Cottonwood Residential, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on its behalf. Our sponsor has experience in operating multifamily construction and development projects and is also referred to as our property manager and asset manager.

It is expected that all or substantially all of our investments will be made by the Operating Partnership through joint ventures with CROP (“Cottonwood Joint Ventures”), which may in turn enter into joint ventures with third-party developers or an Affiliated Developer (“Development Joint Ventures”). CROP generally will own at least a 10% interest in each Cottonwood Joint Venture, but its ownership may vary. We may invest in a Development Joint Venture directly if CROP declines to participate. We and CROP will co-manage each Cottonwood Joint Venture and have equal management authority despite unequal capital contributions and distributions.

The Development Joint Ventures will generally be managed by the developer who will oversee the day to day development and management of the project. The Cottonwood Joint Ventures will have the right to approve major decisions affecting the Development Joint Ventures. The terms of each agreement may vary on a joint venture by joint venture basis. Where there is a third-party developer, such developer will own at least a 5% interest in each joint venture. The capital contributions to each Development Joint Venture will initially be made approximately 95% by the Cottonwood Joint Venture and 5% by the developer. Thus the total equity needs of each development project will be provided up to 85.5% us, at least 9.5% by CROP, and at least 5% by the third-party developer. Where an affiliate of CROP serves as the developer, up to 90% of the total equity needs of such development project will be provided by us and at least 10% of the total equity needs will be provided by CROP and/or the Affiliated Developer.

We may also make mezzanine loans to, or preferred equity investments in, entities that have been formed to develop multifamily construction and development projects. We anticipate the mezzanine loans may have no security, may be directly or indirectly secured by the applicable multifamily construction and development project or may be structured so that we or the Cottonwood Joint Ventures have the right to foreclose on the ownership interests in the entity to which the mezzanine loan is made. We anticipate that there will not be significant voting rights with respect to an entity in which we make a preferred equity investment and that we will have payment positions similar to subordinate debt.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs are paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. As of December 31, 2017 and 2016, offering costs incurred by the sponsor in connection with our Offering were approximately $460,000 and $20,000, respectively. Organizational costs incurred by the sponsor were not significant.

Cash

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We may elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2018 or a subsequent taxable year, but we are not required to make such an election. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we would generally not be subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

If we fail to qualify as a REIT in any taxable year or determines not to elect to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and, if we had elected to be taxed as a REIT but subsequently fail to qualify as a REIT, we generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders.

Recently Adopted Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2015- 02, Consolidation (Topic 810)	The ASU affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidated analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships and (iv) provide a scope exception for certain entities.	January 1, 2017	We adopted this ASU effective January 1, 2017, and there was no material effect on our financial position or results of operations taken as a whole.

Note 3 - Stockholders’ Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of December 31, 2017 and 2016, 1,000 shares of common stock owned by CROP were the only issued and outstanding shares of the Company.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of December 31, 2017 and 2016.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. We expect to have little, if any, cash flows from operations until we have made substantial investments. Should cash flows from operations not cover distributions during the early stages of real estate investment or during the operational stages we may look to third party borrowings to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash.

Note 4 - Joint Venture Distributions

Cottonwood Joint Ventures

Where there is a third-party developer, cash from each Cottonwood Joint Venture is expected to be distributed first to us and CROP to provide a preferred return of 9% on invested capital in the respective joint venture. Cash is then expected to be distributed 100% to us and CROP until capital accounts are reduced to zero, then 50% to us and CROP (in proportion to the respective interests in the joint venture) and 50% to CROP until CROP has received an amount equal to 20% of all distributions, excluding those used for capital reductions. Profits after the above distributions is expected to be allocated 80% to us and CROP (in proportion to the respective interests in the joint venture) and 20% to CROP.

Taking into consideration the distributions from each Cottonwood Joint Venture where there is a third-party developer, CROP is expected to effectively receive a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture which is subordinate to our receipt of a 9% preferred return. The Cottonwood Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will be allocated to the Cottonwood Joint Venture partners and will not be passed through to our shareholders.

Where there is an Affiliated Developer, cash from each Cottonwood Joint Venture is expected to be distributed first to us and CROP to provide a preferred return of 8% on invested capital in the respective joint venture. Cash is then expected to be distributed 100% to us and CROP until capital accounts are reduced to zero. Then 25% of the excess profits will be distributed to the Affiliated Developer until we and CROP receive a 12% return on investment (in proportion to the respective interests in the joint venture), then 35% of the excess profits to the Affiliated Developer until we and CROP receive a 16% return on investment (in proportion to their respective interests in the joint venture), and then 50% of the excess profits to the Affiliated Developer.

Development Joint Ventures

In exchange for managing the construction or development project, the developer is expected to receive a developer fee and promote. The amount of the developer fee and promote is expected to be determined on a project-by-project basis prior to entering into a joint venture agreement with the developer.

In general, it is expected that each Cottonwood Joint Venture will have the option to buy out the developer’s portion of the project at fair value within a specified period of time after stabilization.

The buy-out option will be determined on a project-by-project basis prior to entering into a joint venture agreement with the developer.

Note 5 - Related Party Transactions

Our sponsor or its affiliates receive compensation for services related to our offering and for the acquisition, management and disposition of our assets, subject to review and approval of the board of directors. The following related-party transactions are anticipated to occur between us and our sponsor or its affiliates. As of December 31, 2017, the Company had not begun operations and had not executed any related party contracts. The accounts payable and accrued liabilities of $1,042 at December 31, 2017 are entity maintenance fees paid by CROP that will be reimbursed by us.

Property Management Fee

After stabilization of a project, our sponsor may provide property management services and receive a fee up to 3.5% of the annual gross revenues of each property managed for these services.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

Lease-up Fee

During the development of a project, our sponsor may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

Development Fee

Our sponsor, or an affiliate, may receive a fee for services provided in developing a property in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

General Contractor Fee

Our sponsor, or an affiliate, may receive a fee for general contracting services provided in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

Construction Management Fee

Following the stabilization of a project, our sponsor may receive for its services in supervising any renovation or construction project in excess of $5,000 a construction management fee equal to 5% of the cost of the amount that is expended. Our sponsor may not receive a construction management fee if an affiliate of our sponsor has been hired as the general contractor with respect to any renovation or construction project. No construction management fee will be paid in connection with the development of a project.

Asset Management Fee

Our sponsor will receive an annual asset management fee of 0.75% of project costs during development and 0.75% of gross assets thereafter, defined initially as the gross book value of our assets and subsequently as the gross asset value once net asset value is established. This fee will be paid by us and not the Cottonwood Joint Ventures. As a result, it will be paid from our share of income generated by the Cottonwood Joint Ventures.

Distributions and Promotional Interests from Cottonwood Joint Ventures

CROP will be a member of the Cottonwood Joint Ventures and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to the Cottonwood Joint Ventures. As outlined above, CROP may receive a promotional interest equal to 20% of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for us.

Distributions and Promotional Interests from Development Joint Ventures

If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, it is expected to be able to receive all or a portion of a promoted interest of approximately (i) 25% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives an 8% return on investment, (ii) 35% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 12% return on investment and (iii) 50% of the excess profits of the development joint venture after the Cottonwood Joint Venture receives a 16% return on investment.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the Cottonwood Joint Ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Insurance Fee

Our sponsor, through its wholly-owned insurance company, may provide insurance for the multifamily constructions and development projects. In such circumstances, it will receive a risk management fee equal to 10% of the insurance premium and be entitled to retain in excess of the funded aggregate deductible not used to pay claims. A licensed insurance broker affiliated with our sponsor is expected to receive 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily construction and development projects.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

Loan Coordination Fee

Our sponsor may receive for its services in making or acquiring and disposing a development-related mezzanine loan or arranging for and disposing a preferred equity investment a loan coordination fee in an amount equal to (i) upon origination of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity, and (ii) upon disposition of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity.

Fees from Other Services

We may retain third parties, including certain affiliates of our sponsor, for necessary services relating to investments or operations, including construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of our sponsor for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

Note 6 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than June 30, 2025, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of our assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2029. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If our we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

Note 7 - Subsequent Events

Subsequent to December 31, 2017 the Company sold $924,950 of shares of common stock and had 93,495 shares of common stock outstanding as of April 25, 2018.

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no events have occurred subsequent to December 31, 2017 that would require disclosure or recognition in the consolidated financial statements.

Note 8 - Subsequent Events (unaudited)

Subsequent to December 31, 2017, the Company sold approximately $14.1 million of shares of common stock as of September 20, 2018.

On August 10, 2018, we acquired an interest in land for development of Cottonwood at Sugar House Apartments through our membership interest in a joint venture. Pursuant to the joint venture agreement, we contributed approximately $5.8 million for our 90% commitment to purchase the land. Refer to Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations for more information regarding this purchase and development.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Balance Sheets

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Assets
Cash	$3,398,660	$9,997
Restricted cash	225,000	—

Total assets	$3,623,660	$9,997

Liabilities and equity
Liabilities
Accounts payable and accrued liabilities	$724	$1,042

Total liabilities	724	1,042
Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.01 par value, 100,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 364,578 shares issued and outstanding at June 30, 2018; 1,000 shares issued and outstanding at December 31, 2017	3,646	10
Additional paid in capital	3,642,134	9,990
Accumulated deficit	(22,844)	(1,045)

Total stockholders’ equity	3,622,936	8,955

Total liabilities and stockholders’ equity	$3,623,660	$9,997

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statement of Operations

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
General and administrative expenses	$(20,190)	$—
Entity maintenance expenses	(1,609)	—

Net loss	$(21,799)	$—

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Equity

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Equity
Balance at December 31, 2017 (Audited)	1,000	$10	$9,990	$(1,045)	$8,955

Issuance of Common Stock	363,578	3,636	3,632,144	—	3,635,780
Net loss	—	—	—	(21,799)	(21,799)

Balance at June 30, 2018 (Unaudited)	364,578	$3,646	$3,642,134	$(22,844)	$3,622,936

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(21,799)	$—
Changes in operating assets and liabilities:
Related party payables	724	—
Accounts payable and accrued expenses	(1,042)	—

Net cash and restricted cash used by operating activities	(22,117)	—
Financing activities
Issuance of common stock	3,635,780	—

Net cash and restricted cash provided by investing activities	3,635,780	—
Net increase in cash and restricted cash	3,613,663	—
Cash and restricted cash at beginning of period	9,997	10,000

Cash and restricted cash at end of period	3,623,660	10,000

Reconciliation of cash and restricted cash to consolidated balance sheets
Cash	3,398,660	10,000
Restricted cash	225,000	—

Total cash and restricted cash at end of period	$3,623,660	$10,000

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

June 30, 2018

Note 1 - Organization and Business

Cottonwood Multifamily Opportunity Fund, Inc. (the “Company”) is a Maryland corporation formed on May 31, 2016 to (i) invest in multifamily construction, development projects and multifamily development-related assets located throughout the United Stated through joint ventures with Cottonwood Residential O.P., LP (“CROP”), established developers and operators and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. Substantially all our business is conducted through Cottonwood Multifamily Opportunity Fund O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (our “sponsor”), sponsored our formation and our offering of up to $50 million in shares of common stock by us at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering (the “Offering”). The SEC qualified the Offering on November 27, 2017. Cottonwood Residential, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on its behalf. Our sponsor has experience in operating multifamily construction and development projects and is also referred to as our property manager and asset manager.

It is expected that all or substantially all of our investments will be made by the Operating Partnership through joint ventures with CROP (“Cottonwood Joint Ventures”), which may in turn enter into joint ventures with third-party developers or an affiliated developer (“Development Joint Ventures”).

Subject to compliance with the Investment Company Act of 1940, the Development Joint Ventures will generally be managed by the developer who will oversee the day to day development and management of the project. The Cottonwood Joint Ventures will have the right to approve major decisions affecting the Development Joint Ventures. The terms of each agreement may vary on a joint venture by joint venture basis.

We may also make mezzanine loans to, or preferred equity investments in, entities that have been formed to develop multifamily construction and development projects. We anticipate the mezzanine loans may have no security, may be directly or indirectly secured by the applicable multifamily construction and development project or may be structured so that we or the Cottonwood Joint Ventures have the right to foreclose on the ownership interests in the entity to which the mezzanine loan is made. We anticipate that there will not be significant voting rights with respect to an entity in which we make a preferred equity investment and that we will have payment positions similar to subordinate debt.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Where applicable, the presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2017 audited financial statements and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

June 30, 2018

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the Offering, including managing broker-dealer fees and selling commissions. All organization and offering costs are paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. As of June 30, 2018, offering costs incurred by the sponsor in connection with our Offering were approximately $1,044,000. Organizational costs incurred by the sponsor were not significant.

Cash

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Restricted Cash

As of June 30, 2018 we had placed a deposit of $225,000 in an escrow account as earnest money for the acquisition of land. This is classified as restricted cash on the consolidated balance sheet. The land was purchased in August 2018. Refer to Note 6 - Subsequent Events.

Income Taxes

We may elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2018 or a subsequent taxable year, but we aren’t required to make such an election. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we would generally not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders.

Note 3 - Stockholders’ Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of June 30, 2018 we had 364,578 of common stock issued and outstanding. Our sponsor owns 1,000 of the outstanding shares.

Note 4 - Related Party Transactions

Our sponsor or its affiliates receive compensation for services related to the offering and for the acquisition, management and disposition of our assets, subject to review and approval of the board of directors. As of June 30, 2018, the Company had not begun operations. The accounts payable and accrued liabilities of $724 at June 30, 2018 and $1,042 at December 31, 2017 are entity maintenance fees paid by CROP that will be reimbursed by us.

Property Management Fee

After stabilization of a project, our sponsor may provide property management services and receive a fee up to 3.5% of the annual gross revenues of each property managed for these services.

Lease-up Fee

During the development of a project, our sponsor may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

June 30, 2018

Development Fee

Our sponsor, or an affiliate, may receive a fee for services provided in developing a property in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

General Contractor Fee

Our sponsor, or an affiliate, may receive a fee for general contracting services provided in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

Construction Management Fee

Following the stabilization of a project, our sponsor may receive for its services in supervising any renovation or construction project in excess of $5,000 a construction management fee equal to 5% of the cost of the amount that is expended. Our sponsor may not receive a construction management fee if an affiliate of our sponsor has been hired as the general contractor with respect to any renovation or construction project. No construction management fee will be paid in connection with the development of a project.

Asset Management Fee

Our sponsor will receive an annual asset management fee of 0.75% of project costs during development and 0.75% of gross assets thereafter, defined initially as the gross book value of our assets and subsequently as the gross asset value once net asset value is established. This fee will be paid by us and not the Cottonwood Joint Ventures. As a result, it will be paid from our share of income generated by the Cottonwood Joint Ventures.

Distributions and Promotional Interests from Cottonwood Joint Ventures

CROP will be a member of the Cottonwood Joint Ventures and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to the Cottonwood Joint Ventures. As outlined above, CROP may receive a promotional interest of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for us.

Distributions and Promotional Interests from Development Joint Ventures

If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, it is expected to be able to receive all or a portion of a promoted interest.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the Cottonwood Joint Ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Loan Coordination Fee

Our sponsor may receive for its services in making or acquiring and disposing a development-related mezzanine loan or arranging for and disposing a preferred equity investment a loan coordination fee in an amount equal to (i) upon origination of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity, and (ii) upon disposition of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity.

Fees from Other Services

We may retain third parties, including certain affiliates of our sponsor, for necessary services relating to investments or operations, including construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of our sponsor for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

Note 5 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

June 30, 2018

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than June 30, 2025, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of our assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2029. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Note 6 - Subsequent Events

Subsequent to June 30, 2018, the Company sold approximately $10.5 million of shares of common stock as of September 20, 2018.

On August 10, 2018, we acquired an interest in land for development of Cottonwood at Sugar House Apartments through our membership interest in a joint venture. Pursuant to the joint venture agreement, we contributed approximately $5.8 million for our 90% commitment to purchase the land. Refer to Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations for more information regarding this purchase and development.

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no other events have occurred subsequent to June 30, 2018 that would require disclosure or recognition in the consolidated financial statements.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

Maximum Offering of

$32,686,418 in Shares

of Common Stock

OFFERING STATEMENT

ORCHARD SECURITIES LLC

December 17, 2018